
11005216

SUPERMICRO®
2010 Annual Report



Double-Sided Storage™



TwinBlade™



2U Twin²™



GPU Supercomputing

Products of the Year

TwinBlade™ & SuperRack™

The innovative TwinBlade™ and SuperRack are perfectly matched components of Supermicro's complete and optimized solution to meet enterprise IT and data center needs. The double density TwinBlade™, with up to 20 server nodes per 7U enclosure, supports the industry's densest and most flexible CPU, memory, HDD, I/O, graphics, and management resources. The SuperRack™ complements this flexibility with rear and side expansion units for easy and cost-effective customization to fulfill almost any customer requirements, extra-strong rack design and construction to accommodate a maxiumum of six TwinBlade™ systems in 42U, and flexible rear cabling and powering options that provide unrestricted rear access to each TwinBlade™ system.


SUPERMICRO
BladeSystems insight 10
AWARD
WINNER
for
BEST
Blade-Based Solution

TwinBlade:

- Industry's highest density with 20 DP (Intel® Xeon® 5600 and AMD Opteron™ 6100 series) nodes and 2.56 TB memory in 7U enclosure
- Unmatched 0.35U per DP node
- Up to 2880 processor cores per 42U Rack
- 94% Efficiency, N+ 1 redundant 2500W power supplies
- Dual 40Gb InfiniBand, 10 GbE and 8Gb FCoE switches
- Dual 1/10 Gb Layer 2/3 ethernet switches
- Dual hot-plug 2.5" SATA SSD/HDDs per DP node
- Centralized Remote Management Module (IPMI 2.0, KVM-over-IP)

SuperRack:

- Easy access to equipment from front and rear of rack enables quick-and-easy hot-plug servicing
- Reduced cabling optimizes air flow and improves cooling
- Building block design and intuitive installation process minimize deployment issues
- Per-U cable design simplifies cable management and reduces integration time

2U Twin²™ & 2U Twin

The Supermicro patented 2U Twin Family is truly revolutionary. With four DP/UP nodes in a 2U space, the 2U Twin²™ delivers world-class performance and energy efficiency in a small but powerful package. The new 2U Twin with two hot-swap motherboard modules in 2U supports two PCI-E 2.0 FH/HL add-on cards per node. This newest addition to the Twin Family can optionally support one double-width GPU card per node, and provides 6x hot-swap 3.5"/12x hot-swap 2.5" SAS2/SATA HDD bays with SESII support per 1U server node (12x/24x HDDs total). Optimized redundant Platinum Level/Gold Level power and cooling, and higher performance with 6Gb/s SAS (SAS 2.0), make the 2U Twin and 2U Twin²™ the best choices for mission critical HPC, datacenter, and cost-effective blade applications. Together with the award-winning 1U Twin™ systems, Supermicro continues its patented Twin technology and offers the most advanced and complete HPC solutions in the world.

2U Twin²™ Specifications:

- Four independent hot-pluggable, cable-less Intel® Xeon® processor 5600/5500 series DP nodes or Intel® Xeon® processor 3400 series UP nodes
- Four sets of up to 192GB Reg. ECC DDR3 memory in 12 DIMMs
- Four sets of PCI-E 2.0 x16 slots
- Four sets of 3 hot-swap 3.5" SATA HDDs (SS6026TT) or 6 hot-swap 2.5" SATA HDDs (SS2026TT), or 6 hot-swap 2.5" SAS 2.0 HDDs (SS2026TT-H6)
- Four ConnectX QDR or DDR InfiniBand controllers
- Four sets of dual Gigabit Ethernet LAN ports
- Four BMCs supporting IPMI 2.0, virtual media/KVM over LAN
- High-efficiency Platinum Level (94%+)/Gold Level (93%+) 920W/1400W power supply with optional 1+1 redundancy
- Power-efficient serverboard and cooling subsystems



GPU Supercomputing Solutions

The 1U and 4U GPU Supercomputing Servers establish Supermicro as the true global IT hardware leader in server architecture, performance, and Green computing. Generating massively parallel processing power and unrivaled networking flexibility with two double-width GPUs, up to 5 expansion slots or with InfiniBand networking options, the 1U form factor systems are performance and quality optimized for the most computationally-intensive applications. For the ultimate in GPU computing, the 4U systems accommodate 4x double-width GPU cards for up to 2 TeraFLOPS of DP (double precision) computing performance. Supermicro's unique server designs with Gold Level power supplies, energy-saving motherboards and enterprise class server management optimize cooling for even the most demanding applications, providing the perfect technology platform for these impressive GPU Supercomputing Servers.

- Fastest 1U system on the planet delivers more than 1 TFLOPS of double precision performance
- 2 TeraFLOPS Double Precision Computing in 4U (FERMI GPUs)
- Up to 288GB DDR3 memory in 18 DIMMs
- Two non-blocking PCI-E x16 Gen 2 connections to maximize I/O bandwidth
- Breakthrough system architecture for optimal TCO, with 93% 1400W Gold Level power supplies, advanced cooling, and high-end motherboard components
- Integrated BMC through IPMI to monitor GPU status information
- Deliver supercomputing power at 1/10th the cost and 1/20th the power consumption



Double-Sided Storage™ Solutions

Supermicro's extensive range of rackmount storage server solutions provides exceptionally high storage density, while leveraging Gold/Platinum Level (93% ~ 94%+) high-efficiency power supplies, high-capacity hot-swappable 2.5" and 3.5" SAS/SAS2/SATA HDDs, and 100% cooling redundancy to maximize performance-per-watt savings and reduce total cost of ownership (TCO). The product line includes 2U, 3U, and 4U form factors, with each server capable of supporting up to 7 PCI expansion slots and Supermicro's wide line of DP, UP and MP serverboards. In addition to SAS/SAS2 controllers embedded on various Intel & AMD-based motherboards, we have a variety of 3Gb/s and 6Gb/s SAS/SAS2 Add-On Cards, which can be found here. With direct attached HDD backplane (TQ version), multi-lane backplane (A version) and SAS/SAS2 expander (E version) backplanes available for application-specific solution optimization, Supermicro storage servers are designed to meet the requirements of today's sophisticated enterprise data centers and high performance applications with new levels of storage performance, accessibility, scalability and reliability.

- Double-Sided extra high-density 4U storage: Up to 88x 2.5" hot-swap SAS/SATA HDDs, saves >2U of rack space
- SAS/SATA backplane with expanders or multilane solution
- Redundant (1+1) 1400W/920W Gold/Platinum Level, high-efficiency (94%+) power supplies with PMBus support
- 100% redundant cooling system design
- 7 low-profile or 4 FH/FL + 3 LP (UIO) expansion slots
- 6Gb/s SAS (SAS2) support
- Compatible with all Supermicro ATX, E-ATX, 18 DIMMs and UIO motherboards
- Palletized packing to ensure problem-free shipping



Letter to Our Shareholders



Fiscal 2010 was a remarkable year of growth for Supermicro. Revenue for the fiscal year was a record $721.4 million, up 43% from the same twelve month period a year ago. We have achieved this growth because we have offered the best product lines in our history that have been optimized to the newer processor technologies that were launched during the past year. In addition, we have benefited by customers, who took advantage of the newer technologies to improve their return on investment by investing in Supermicro technology, which offers the best performance, best performance per watt, performance per dollar, performance per square foot, and the lowest total cost of ownership. We expect this trend to continue.

In fiscal 2010, Supermicro led the server industry in technology and architecture innovation. We continue to grow our strong product lines. We launched our award winning TwinBlade™, resource optimized servers, the new architecture double-sided storage™ servers with up to 45 hot-swappable 3.5" hard drives in a 4U enclosure, cable and airflow optimized SuperRack™, new generation Twin servers, new GPU servers, and the Storage Bridge Bay product line. Moreover, we continue to have the broadest array of servers available for the 6 to 8 core "Intel Westmere" processors as well as for the 8 to 12 core "AMD Magny-Cours" processors. In addition, our software "Supermicro System Management (SSM)" is getting mature. We are expecting its formal release in early 2011.

One of our recent engineering focuses was on the high-end 8-way system design. We have effectively extended our server building blocks for scale-up and high-end server solutions. These building blocks, which include the base board, CPU and memory modules, 5U optimized chassis and redundant platinum efficiency 3200 watt power supplies, can also be used for other similar large and more powerful system architecture in the future. The just-available 8-way system is capable of supporting 8 Nehalem or Westmere-EX processors, 2 Terabyte of memory, and 11 PCI-E expansion slots. It's ideal for high-availability, front-end transaction or back-end mission critical database applications.

Our innovative technology leadership together with our first to market advantages again helped us to win market share in fiscal 2010. We continue to outpace our competitors by growing annual revenue by 43% in 2010 over 2009. We have won exciting new business with enterprise/corporate accounts, valued OEM's, HPC customers including universities, national and international laboratories, datacenters, and many high value-add verticals. Our customer base is consistently growing and we are winning both in domestic and international markets and in key verticals.

This past year we continued to invest in our foundation in both R&D and operational facilities both at home and overseas. During the past year, Supermicro increased headcount by 20% with half of that increase in R&D while most of our competitors kept flat in headcount. Supermicro is still a young and quick growing company, which means that we have a different manpower requirement than older and bigger companies. Although the headcount we added had some impact on our profit margin performance, we believe it is good strategy to help us continue our fast pace and trend of growth in the future. Nevertheless, while we grow our headcount, we are achieving higher rates of productivity per employee as evidenced by our revenue per employee increase of approximately 26% in fiscal 2010 compared to fiscal 2009.

In fiscal 2010, we invested in our production capability overseas to better serve our customers in their local markets. In support of regional partners and major customers, we started up our server integration operations in our Netherlands facility as our first step with overseas production. Later in the year, we started up our Taiwan facility to support our fast growing Asia business. With that, we have increased our company wide total server integration capacity during 2010 by approximately 50%, and we are on the way to grow more for the coming year.

While we are pleased that fiscal 2010 was a remarkable year of success and growth for Supermicro, we now look forward to a strong fiscal 2011. With our established operations in the Europe (Netherlands) and Asia (Taiwan), we will take advantage of lower costs of supply chain and logistics to improve our margins. Also, as these operations ramp to full capacity we will improve our productivity and our profitability. Over the past year, we have invested in product development for key partners, and in the coming year we expect to see a strong payoff from ramping business from these projects. In addition, we also expect that our high-end product line for enterprise and mission critical application customers will provide revenue and net margin upside from new markets.

Therefore, as we begin fiscal 2011, we are well positioned to execute on our strategy to grow our revenue, operations and scale, and to improve our profitability in the upcoming year.

Charles Liang



Chairman of the Board, President, CEO and Founder
January, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended June 30, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 001-33383

Super Micro Computer, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**77-0353939**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

980 Rock Avenue
San Jose, CA 95131
(Address of principal executive offices, including zip code)
(408) 503-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	**The Nasdaq Stock Market, Inc.**

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b of the Exchange Act) Yes ☐ No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates, based upon the closing price of the Common Stock on December 31, 2009, as reported by the Nasdaq Global Market, was approximately $275,958,000. Shares of Common Stock held by each executive officer and director and by each person who owns 5% or more of the outstanding Common Stock, based on filings with the Securities and Exchange Commission, have been excluded since such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of August 24, 2010 there were 37,319,099 shares of the registrant's common stock, $0.001 par value, outstanding, which is the only class of common stock of the registrant issued.

DOCUMENTS INCORPORATED BY REFERENCE

None

SUPER MICRO COMPUTER, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2010

TABLE OF CONTENTS

This section and other parts of this Form 10-K contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including "would," "could," "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of these terms or other comparable terminology. In evaluating these statements, you should specifically consider various factors, including the risks described under "Risk Factors" below and in other parts of this Form 10-K as well as in our other filings with the SEC. These factors may cause our actual results to differ materially from those anticipated or implied in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We cannot guarantee future results, levels of activity, performance or achievements.

PART I

Item 1. *Business*

Overview

We are a global leader in server technology and green computing innovation. We develop and provide high performance server solutions based on an innovative, modular and open-standard architecture. Our solutions include a range of complete rackmount, workstation, storage, graphic processing unit and blade server systems, as well as subsystems and accessories which can be used by distributors, OEMs and end customers to assemble server systems. We offer our clients a high degree of flexibility and customization by providing what we believe to be the industry's broadest array of servers, server subsystems and accessories, which are interoperable and can be configured to create complete server systems. Our server systems, subsystems and accessories are architected to provide high levels of reliability, quality and scalability, thereby enabling benefits in the areas of performance, thermal management, power efficiency and total cost of ownership. We base our solutions on open standard components, such as processors from Intel and AMD and our solutions can utilize both the Linux and Windows operating systems.

We perform the majority of our research and development efforts in-house, which increases the communication and collaboration between design teams, streamlines the development process and reduces time-to-market. We have developed a set of design principles which allow us to aggregate individual industry standard materials to develop proprietary components, such as serverboards, chassis, power supplies and networking / storage devices. This building block approach allows us to provide a broad range of SKUs, and enables us to build and deliver application-optimized solutions based upon customers' application requirements. As of June 30, 2010, we offered over 4,700 SKUs, including SKUs for server systems, serverboards, chassis and power supplies and other system accessories.

We conduct our operations principally from our headquarters in California and subsidiaries in the Netherlands and Taiwan, We sell our server systems and server subsystems and accessories primarily through distributors, which include value added resellers and system integrators, and to a lesser extent to original equipment manufacturers (OEMs) as well as through our direct sales force. During fiscal year 2010, our products were purchased by over 500 customers, most of which are distributors in 81 countries. We commenced operations in 1993 and have been profitable every year since inception. For fiscal years 2010, 2009 and 2008, our net sales were $721.4 million, $505.6 million and $540.5 million, respectively and our net income was $26.9 million, $16.1 million and $25.4 million, respectively.

Industry Background

Increasing Demand for Computing Capacity

As businesses of all sizes process larger quantities of data to communicate, transact and collaborate, their business processes are becoming more complex and their requirements for computing capacity are growing rapidly. Businesses are using traditional networked environments, such as local area networks, or LANs, as well as the Internet, to host a wide range of applications including databases, Intranets and email. Businesses are also using external functions, such as data centers, e-commerce storefronts and extranets, to enable growth of their operations. The infrastructure and computing model to support those businesses are often referred as "Cloud Computing". All of these factors and business' needs are fueling the demand for increased computing power and storage capacity.

Evolution of Open Systems and Scale-out Computing

Computing architectures are continuing to evolve to meet this rapidly growing demand for computing capacity. As businesses increasingly require solutions that provide flexibility and scalability in a cost effective manner, they are moving away from traditional proprietary computing solutions toward open system servers with x86 based architectures using either Linux or Windows operating systems. Businesses are building upon this modular and open system concept to create what are commonly referred to as scale-out computing architectures. These scale-out architectures typically consist of open standard components that are configured into modular computing systems and organized into clustered or rackmount server configurations. These systems are designed to comply with a set of industry standard specifications that are referred to as Server System Infrastructure, or SSI. SSI is also an industry standard organization, which defines server specification standards. We actively participate in the SSI organization and have a representative on the board directors. Our development methodology for servers is not only to comply with the SSI standards but also to focus on the superset of SSI (which we call Super-SSI), in order that our products accommodate our own proprietary design as well as comply with SSI standards. Scale-out computing enables businesses to add computing capacity incrementally as their needs arise without significantly disrupting existing systems, providing greater flexibility and scalability and improving total cost of ownership over earlier generations of server systems.

Increasing Need for Rapidly Deployable, Highly Optimized Server Solutions

Scale-out server architectures provide significant benefits for many businesses. However, there are a wide range of circumstances in which businesses need more than just the incremental computing capacity that can be obtained by adding more general purpose servers as part of a scale-out deployment. In these circumstances, the nature of the underlying computing architecture contributes meaningfully to the competitive advantage of the business. We refer to the solutions these businesses seek as "application optimized" solutions, as these businesses typically need customized server configurations which provide optimal levels of processing, I/O or memory. These situations include, among others:

- *Large scalable server farms:* Data centers of online service providers and Global 2000 companies, as well as supercomputing clusters of large research organizations, want to optimize industry standard components by architecting a system platform that enables higher performance through enhanced processing or I/O, more efficient memory bandwidth and greater capacity.
- *Businesses that have complex computing requirements:* Certain businesses, such as financial services companies, oil exploration companies and entertainment production studios, require systems that have optimized processing and I/O capabilities in order to maximize information and image capture and processing.
- *OEMs:* Certain OEMs, including vendors of networking hardware and medical imaging equipment, seek to differentiate their end products by requiring a broad selection of high performance and rapidly deployable server solutions that can be optimized for specific applications for their end customers.

In all of these situations, server vendors are selected based on several key criteria:

Rapidly deployable server solutions. Many businesses desire the most advanced server technology as soon as it becomes commercially available. For instance, given the rapid product development cycles of new technologies in the networking hardware market, vendors of networking equipment increasingly seek to partner for certain aspects of their solutions, such as server technology, because it enables them to deliver a high performance solution to their customers more quickly. Similarly, online service providers must continue to deploy the latest server technology as soon as it becomes available since the ability to cost-effectively deliver a high degree of service is critical to their business. Because traditional server vendors typically use third party component suppliers, they must deal with the time, complexity and sometimes conflicting interests of coordinating with multiple suppliers throughout the product design and manufacturing process. This lengthens the time required to incorporate new technology into next generation systems. As a result, when building or upgrading their computing capability, businesses must either wait to deploy the latest products or accept solutions that do not incorporate the benefits of the latest technology.

Increased optimization for specific business needs. Servers are deployed to address widely differing applications with very different system requirements. An online gaming company, for instance, may require a server architecture that enables optimal graphic processing, while a scientific research organization may require a server architecture that maximizes computing power. In either case, the business will seek to deploy server systems that are optimized to its specific needs to maximize performance while minimizing costs. Traditional server vendors typically offer only a limited number of standalone server models. Given this lack of flexibility and choice, building an application optimized server solution with traditional server components can be challenging. In order to meet their performance requirements, businesses must often purchase more computing functionality, including potentially more memory, greater processing power or more efficient power supplies, than would be otherwise necessary had the system been optimized for a specific business need. This increases not only the initial purchase price, but also the total cost of ownership over the useful life of the servers. Alternatively, businesses that seek a customized server solution from traditional server vendors face limited choices and often must accept considerable delays.

Superior price-to-performance per watt. In addition to the need for rapidly available and highly optimized server solutions, businesses with application optimized server needs face growing scalability challenges. Many application optimized server deployments constitute increasingly larger server systems, particularly in scale-out configurations, and can involve hundreds or even thousands of servers. Deployments of this magnitude can present numerous performance, space, energy and maintenance challenges. First, the aggregation of large numbers of computing systems leads to escalating energy requirements. As a result, businesses require scale-out computing systems that not only perform well but also minimize power consumption. Second, the increasing need for computing capacity has resulted in the need for higher density solutions to optimize the use of valuable floor space and to minimize operating costs. Third, the high density of the equipment, together with increasing power consumption per CPU, are creating a significant challenge for businesses attempting to manage heat dissipation, including the cost of owning and operating computer room air conditioning, or CRAC, units to effectively prevent system failure.

The Super Micro Solution

We develop and provide high performance server solutions based upon an innovative, modular and open-standard architecture. Our primary competitive advantages arise from how we use our integrated internal research and development organization to develop the intellectual property used in our server solutions. These have enabled us to develop a set of design principles and performance specifications that we refer to as Super SSI that meet industry standard SSI requirements and also incorporate advanced functionality and capabilities. Super SSI provides us with greater flexibility to quickly and efficiently develop new server solutions that are optimized for our customers' specific application requirements. Our modular architectural approach has allowed us to offer our customers interoperable designs across all of our product lines. This modular approach, in turn, enables us to provide what we believe to be the industry's largest array of server systems, subsystems and accessories.

Flexible and Customizable Server Solutions

We provide flexible and customizable server solutions to address the specific application needs of our customers. Our design principles allow us to aggregate industry standard materials to develop proprietary subsystems and accessories, such as serverboards, chassis and power supplies to deliver a broad range of products with superior features. Each subsystem and accessory is built to be backward compatible. We believe this building block approach allows us to provide a broad range of SKUs. As of June 30, 2010, we offered over 4,700 SKUs, including SKUs for rackmount and blade server systems, serverboards, chassis and power supplies and other system accessories.

Rapid Time-to-Market

We are able to significantly reduce the design and development time required to incorporate the latest technologies and to deliver the next generation application optimized server solutions. Our in-house design competencies and control of the design of many of the components used within our server systems enable us to rapidly develop, build and test server systems, subsystems and accessories with unique configurations. As a result, when new products are brought to market we are generally able to quickly design, integrate and assemble server solutions with little need to re-engineer other portions of our solution. Our efficient design capabilities allow us to offer our customers server solutions incorporating the latest technology with a superior price-to-performance ratio. We work closely with the leading microprocessor vendors to coordinate the design of our new products with their product release schedules, thereby enhancing our ability to rapidly introduce new products incorporating the latest technology.

Improved Power Efficiency and Thermal Management

We leverage advanced technology and system design expertise to reduce the power consumption of our server, blade, workstation and storage systems. We believe that we are an industry leader in power saving technology. Our server solutions include many design innovations to optimize power consumption and manage heat dissipation. We have designed flexible power management systems which customize or eliminate components in an effort to reduce overall power consumption. We have proprietary power supplies that can be integrated across a wide range of server system form factors which can significantly enhance power efficiency. We have also developed technologies that are specifically designed to reduce the effects of heat dissipation from our servers. Our thermal management technology allows our products to achieve a superior price-to-performance ratio while minimizing energy costs and reducing the risk of server malfunction caused by overheating.

High Density Servers

Our servers are designed to enable customers to maximize computing power while minimizing the physical space utilized. We offer server systems with twice the density of conventional solutions, which allows our customers to efficiently deploy our server systems in scale-out configurations. Through our proprietary technology, we can offer significantly more memory and expansion slots than traditional server systems with a comparable server form factor. In addition, we offer systems in a 1U configuration with features and capabilities generally offered by competitors only in a server with room for two racks or shelves, or a 2U server, configuration. For example, our "1U Twin™" system contains two full feature dual processor, or DP, serverboards in a 1U chassis. We also offer systems in a 2U configuration with features and capabilities generally offered by competitors only in a server with room for four racks or shelves, or a 4U server, configuration. For example, our "2U Twin^2" system contains four full feature DP serverboards in a 2U chassis which are designed to address the ever-increasing efficiency, density and low total cost of ownership demands of today's high performance computing clusters and data centers.

Strategy

Our objective is to be the leading provider of application optimized, high performance server solutions worldwide. Key elements of our strategy include:

Maintain Our Time-to-Market Advantage

We believe one of our major competitive advantages is our ability to rapidly incorporate the latest computing innovations into our products. We intend to maintain our time-to-market advantage by continuing our investment in our research and development efforts to rapidly develop new proprietary server solutions based on industry standard components. We plan to continue to work closely with Intel and AMD, among others, to develop products that are compatible with the latest generation of industry standard technologies. We believe these efforts will allow us to continue to offer products that lead in price for performance as each generation of computing innovations becomes available.

Expand Our Product Offerings

We plan to increase the number of products we offer to our customers. Our product portfolio will continue to include additional solutions based on the latest Intel and AMD technologies as well as other technology vendors such as Nvidia. We plan to continue to improve the energy efficiency of our products by enhancing our ability to deliver improved power and thermal management capabilities, as well as servers and subsystems and accessories that can operate in increasingly dense environments. We also plan to continue developing and in the future offer additional management software capabilities that are integrated with our server products and will further enable our customers to simplify and automate the deployment, configuration and monitoring of our servers.

Further Develop Existing Markets and Expand Into New Markets

We intend to strengthen our relationships with existing customers and add new distributors and OEM partners. We will continue to target specific industry segments that require application optimized server solutions including data center environments, financial services, oil and gas exploration, biotechnology, entertainment and embedded applications. We have begun manufacturing and service operations in the Netherlands and Taiwan in support of European and Asian customers and we plan to continue to increase our overseas manufacturing capacity and expand our reach geographically.

Strengthen Our Relationships with Suppliers and Manufacturers

Our efficient supply chain and combined internal and outsourced manufacturing allow us to build systems to order that are customized, while minimizing costs. We plan to continue leveraging our relationships with suppliers and contract manufacturers in order to maintain and improve our cost structure as we benefit from economies of scale. We intend to continue to source non-core products from external suppliers. We also believe that as our solutions continue to gain greater market acceptance, we will generate growing and recurring business for our suppliers and contract manufacturers. We believe this increased volume will enable us to receive better pricing and achieve higher margins. We believe that a highly disciplined approach to cost control is critical to success in our industry. For example, we continue to maintain our warehousing capacity in Asia through our relationship with Ablecom Technology, Inc. ("Ablecom"), one of our major contract manufacturers and a related party, so that we continue to deliver products to our customers in Asia and elsewhere more quickly and in higher volumes.

Advanced Blade Server Technology

To meet the emerging demand for blade servers, we have developed and continued to improve our high-performance blade server solutions, called SuperBlades. Our SuperBlades are designed to share a common computing infrastructure, thereby saving additional space and power. Our SuperBlades are self-contained servers designed to achieve industry leading density and superior performance per square foot at a lower total cost of ownership. The SuperBlade's enclosure provides power, cooling, networking, various interconnects and system-level management and supports both Intel Xeon and AMD Opteron processors. By creating a range of unique blade server offerings, we provide our customers with solutions that can be customized to fit their needs. In addition, the SuperBlade power supplies provide up to 94% efficiency, which is currently considered the highest AC power supply efficiency providing extreme electricity cost saving. We believe that our SuperBlade server system provides industry leading density, memory expandability, reliability, price-to-performance per square foot and energy saving. In November 2009, we launched our new generation SuperBlade called TwinBlade™. TwinBlade includes two dual processor blades into one slot. The TwinBlade™ with the most current Infiniband quad data rate (QDR) connection enables the new SuperBlade to achieve even higher performance, density and efficiency by doubling the number of dual-processor compute nodes per 7U enclosure from 10 to 20. In addition to its superior processing power, TwinBlade combines 94%+ power supply efficiency with our innovative and highly efficient thermal and cooling system designs making it the greenest, most power-saving blade solution available.

Products

We offer a broad range of application optimized server solutions, including complete rackmount and blade server systems and subsystems and accessories which customers can use to build complete server systems. Our servers are deployed in several configurations within two areas of an enterprise network:



Headquarters: Enterprises build large scalable server farms at the enterprise gateway to run many of the most demanding applications and to provide basic computational infrastructure. Enterprises typically deploy our rackmount servers in order to save floor space and enable rapid deployment of additional server capacity as computing demands increase. Enterprises may also choose to deploy our tower servers in a clustered configuration, which combines the processing capability of multiple standalone, or tower servers such that they act like a single, large computer in order to accomplish computationally intensive tasks in a more cost-effective manner.

Branch: Within branch office data rooms, servers are deployed in rackmount configurations, in order to simplify the upgrade of servers or to swap out faulty servers, minimizing network downtime and making the management of the server infrastructure easier to maintain for branch offices with less specialized IT staffs. Also, within branch office workgroups, enterprises typically deploy our tower servers to accomplish basic office functions such as centralizing printing jobs, serving files and running local e-mail and other messaging applications.

Server Systems

We sell server systems in rackmount, standalone tower and blade form factors. We currently offer a complete range of server options with single, dual and quad CPU capability supporting Intel Pentium and Xeon multi-core architectures in 1U, 2U, 3U, 4U, tower and blade form factors. We also offer complete server systems based on AMD dual and quad Opteron in 1U, 2U, 4U and blade form factors. As of June 30, 2010, we offered over 900 different server systems. For each system, we offer multiple chassis designs and power supply options to best suit customer requirements. We also offer multiple configurations based on our latest generation systems with most comprehensive selections of chassis and serverboards. A majority of our most common systems are also available in minimum 1U or 1/2 depth form factors which are approximately one half of the size of standard sized rackmount servers.

The figure below depicts a typical rackmount server and the different components that we typically optimize for our customers. The layout presented is for illustrative purposes only and does not represent the typical layout of all our servers.



E
D
C
F
B
G
A
H

A. **Chassis:** Industry standard 1U rackmount chassis that permits server interoperability while efficiently housing key server components

B. **Power Supply:** Cost effective, high efficiency AC/DC energy saving power supply

C. **Memory:** Scalable memory expansion capability.

D. **Supermicro Intelligent Management Card:** Monitors onboard instrumentation for server health and allows remote management and KVM over LAN for the entire network via a single keyboard, monitor and mouse

E. **CPU:** Programmable computer processing units that perform all server instruction and logic processing. Supermicro servers support Single, Dual Core, Quad Core or multi Core processors from both Intel and AMD

F. **Expansion Modules:** Allows increased functionality, I/O customization and flexibility. Super SSI features enable four Expansion I/O cards in a 1U server allowing 2U capability in a 1U form factor

G. **Thermal Management:** PWM Counter rotating and redundant fans control, provide optimum cooling and energy saving and dissipation of server component heat

H. **Hard Disk Drives:** Storage medium for operating system, applications and data. We offer "power-on" hot-swappable capability

Below is a table that summarizes the most common server configurations purchased by our customers. We also design and build other customized systems using these and other building blocks to meet specific customer requirements.

Server System Model	CPU	Memory	Drive Bays	Form Factor	SKUs
5000 Series	Core 2 Duo, Core 2 Quad, Xeon, Core i7, Atom	Unbuffered DDR2/ DDR3	1 to 4 drives	1U, Mid-tower	100 models
6000 Series	Dual Xeon (Dual/ Quad/Six Core)	FB-DIMM DDR2/DDR3, ECC Registered DDR2/DDR3	1 to 16 drives	1U, 2U, 3U	240 models
7000 Series	Dual Xeon (Dual/ Quad/Six Core)	FB-DIMM DDR2/DDR3, ECC Registered DDR2/DDR3	1 to 8 drives	4U, Tower	52 models
8000 Series	Quad Xeon (Quad/ Six Core), MP Xeon (Quad/Six/ Eight Core)	FB-DIMM DDR2/DDR3, ECC Registered DDR2/DDR3	1 to 6 drives	1U, 2U, 4U, Tower	18 models
1000 Series	Dual Xeon (Dual/ Quad/Six Core), Dual/Quad Opteron (Dual/Quad/Six/Eight/ Twelve Core)	ECC Registered DDR2/DDR3, FB-DIMM DDR2/DDR3	1 to 8 drives	1U	70 models
2000 Series	Dual Xeon (Dual/ Quad/Six Core), Dual/MP Opteron (Dual/Quad Core/Six/ Eight/Twelve Core)	ECC Registered DDR2/DDR3	1 to 6 drives	2U	21 models
4000 Series	Dual/Quad/MP Opteron (Dual/Quad Core/Six/Eight/ Twelve Core)	ECC Registered DDR2/DDR3	1 to 8 drives	4U, Tower, Mid-tower	15 models
SuperBlade	Dual Xeon (Quad/Six Core), Dual/Quad/MP Opteron (Quad Core/ Six/Eight/Twelve Core)	FB-DIMM DDR2/DDR3, ECC Registered DDR2/DDR3	1 to 6 drives	Blade	47 models

We offer a variety of server storage options depending upon the system, with disk drive alternatives including small computer system interface, serial advanced technology attachment, or SATA, SATAII, or SAS and SASII, Intelligent Drive Electronics, or IDE, and serial attached SCSI.

In addition to our server systems, we also offer Supermicro Intelligent Management, or SIM, card solutions which are sold as part of our server systems. Our SIM card implements the industry standard Intelligent Platform Management Interface, or IPMI 2.0 to provide remote access, system monitoring and administration functionality for our server platforms. Our SIM card includes key capabilities such as remote hardware status, failure notification, as well as the ability to power-cycle non-responsive servers and to manage the system through out-of-band network or KVM (keyboard, video and mouse) functionality over LAN. Our SIM solutions enable server administrators to view a server's hardware status remotely, receive an alarm automatically when a failure occurs, and power cycle a system that is non-responsive. Our Intelligent Management module monitors onboard instrumentation such as temperature sensors, power status, voltages and fan speed, and provides remote power control capabilities to reboot and reset the server. It also includes remote access to the Basic Input/Output System, or BIOS, configuration and operating system console information. The monitoring and control functions work independently of the CPU because the SIM card is a completely separate processor. Data center administrators can gain full remote access to control the BIOS, utilities, operating systems and software applications. In summary, our SIM solutions include the following key features:

- embedded processor to provide in or out of band KVM capabilities thereby extending the use of a single keyboard, monitor and mouse to the entire network;
- enhanced authentication support to establish secure remote sessions and authenticate users;
- enhanced encryption support to allow secure remote password configuration and protect sensitive system data when it is transferred over the network;
- Power management for the remote power on/off; and
- Virtual Media for booting from Virtual CD-ROM, floppy over LAN, etc.

Furthermore, our system management software, Supermicro Server Management, or SSM, solution and High-Performance Computing , or HPC, cluster toolset have been designed for server farm. The SSM software provided the ability of managing a large-scale servers and storages in an organization's IT infrastructure. It included optional modules as well as the capability of incorporating third-party plug-in software, which connected within a common framework and communicated with one another. The HPC Toolset is designed specifically for HPC cluster deployment and management. The Command Line Interface, or CLI, incorporated with Linux operating system, provides a convenient working environment for our system integrator or the cluster administrator to deploy, configure, control, and manage the HPC cluster. Both of these software can leverage our SIM technology as a part of the management functions.

Server Subsystems and Accessories

We believe we offer the largest array of modular server subsystems and accessories or building blocks in the industry that are sold off the shelf or built-to-order to provide our customers with greater flexibility. These components are the foundation of our server solutions and span product offerings from the entry-level single and dual processor server segment to the high-end multi-processor market. The majority of the subsystems and accessories we sell individually are optimized to work together and are ultimately integrated into complete server systems.

Serverboards

We design our serverboards with the latest chipset and networking technologies. Each serverboard is designed and optimized to adhere to specific physical, electrical and design requirements in order to work with certain combinations of chassis and power supplies and achieve maximum functionality. For our rackmount server systems, we not only adhere to SSI specifications, but our Super SSI specifications provide an advanced set of features that increase the functionality and flexibility of our products. The following table displays our serverboard offerings for X8 (Intel's new generation of QPI, Six and Eight Core, Dual and Quad Core Xeon 5600/5500/3600/3500 series), X7 (Intel's generation of Dual and Quad Core Xeon 5000/5100 series), X6 (Intel's 800Mhz Front Side Bus generation of Dual and Quad Xeon solutions) and H8 (AMD's Six, Eight and Twelve Core, Dual and Quad Core Opteron 200 and 800 series). As of June 30, 2010, we offered more than 300 SKUs for serverboards.

Below is a table that summarizes the most common serverboard configurations purchased by our customers.

Serverboard Model	CPU	System Bus	Form Factor	Memory	SKUs
X8 Series	Dual Xeon (Dual/ Quad/Six Core), UP Xeon (Dual/ Quad/Six Core), MP Xeon (Quad/ Six/Eight Core)	QPI up to 6.4 GT/s	Twin, UIO, Extended ATX (EATX), Advanced Technology Extended (ATX)	ECC Registered DDR3	87 models
X7 Series	Dual Xeon (Dual/ Quad Core), MP Xeon (Dual/ Quad Core), Atom	1333/1066/800 MHz	ATX, EATX, Flex ATX (FATX)	Fully-Buffered DIMM DDR2	94 models
X6 Series	Dual/Quad Xeon	800 MHz	ATX, EATX	ECC Registered DDR2	33 models
C2, C7 Series	Pentium D (Dual/ Quad/Six Core)	1333/1066/800 MHz	ATX, Micro Advanced Technology Extended (MATX)	Unbuffered DDR2/DDR3	15 models
H8 Series	Dual/Quad/MP Opteron (Dual/ Quad/Six/Eight/ Twelve Core)	Hypertransport/HT3	Twin, UIO, ATX, EATX	ECC Registered DDR2/ DDR3	81 models

Chassis and Power Supplies

Our chassis are designed to efficiently house our servers while maintaining interoperability, adhering to industry standards and increasing output efficiency through power supply design. We believe that our latest generation of power supplies achieves the maximum power efficiency available in the industry. In addition, we have developed a remote management system that offers the ability to stagger the start up of systems and reduce the aggregate power draw at system boot to allow customers to increase the number of systems attached to a power circuit. We design DC power solutions to be compatible with data centers that have AC, DC or AC and DC based power distribution infrastructures. We believe our unique power design technology reduces power consumption by increasing power efficiency up to 94%, which we believe is among the most efficient available in the industry. Our server chassis come with hot-plug, heavy-duty fans, fan speed control and an advanced air shroud design to maximize airflow redundancy.

The table below depicts some of our chassis product offerings including the 500-series (front I/O options and space constrained environments), 800-series (most widely used for single, dual and quad processor servers and storage systems), 700-series (Tower, 4U rackmount servers and workstations), 900-series (for high-density storage applications) and 100/200-series (for 2.5" hard disk drives server and storage) chassis products. These chassis solutions offer redundant power, cold swap power supply, redundant cooling fan options and high efficiency AC and DC power combinations. As of June 30, 2010, we offered more than 500 SKUs for chassis and power supplies.

Below is a table that summarizes the most common chassis configurations purchased by our customers.

Chassis Model	CPU Support	Expansions	Drive Bays	Power Supply	Form Factor	SKUs
SC100 Series	Xeon, Pentium, Opteron, Atom	1 to 4 FL & 1 LP	4 to 8 drives (2.5" HDD)	330W, 560W, 650W/700W–redundant, 1400W	1U, Mini-1U	19 models
SC200 Series	Xeon, Pentium, Opteron, Atom	7 LP or 4FH & 3 LP	8 to 24 drives (2.5" HDD)	720W to 1400W–redundant	2U	21 models
SC500 Series	Xeon, Pentium, Opteron, Atom	1 FH	2 drives	200W to 600W Low cost 200W	Mini-1U	39 models
SC700 Series	Xeon, Pentium, Opteron, Atom	Up to 11 FHFL	4 to 10 drives	300W to 1400W–redundant	4U, Tower, Mid-tower	68 models
SC800 Series	Xeon, Pentium, Opteron, Quad Processer, Atom	various configurations	2 to 45 drives	260W to 1400W–redundant	1U, 2U, 3U, 4U	257 models
SC900 Series	Xeon, Pentium, Opteron, Atom	6 to 7 FL	Up to 16 drives	650W, 900W/ 1200W –redundant	3U, 4U, Tower	18 models

Other System Accessories

As part of our server component offerings, we also offer other system accessories that our customers may require or that we use to build our server solutions. These other products include, among others, microprocessors, memory and disc drives that generally are third party developed and manufactured products that we resell without modification. As of June 30, 2010, we offered more than 3,000 SKUs for other system accessories.

Technology

We are focused on providing leading edge, high performance products for our customers. We have developed a design process to rapidly deliver products with superior features. The technology incorporated in our products is designed to provide high levels of reliability, quality, security and scalability. Our most advanced technology is developed in-house, which allows us to efficiently implement advanced capabilities into our server solutions. We work in collaboration with our key customers and suppliers to constantly improve upon our designs, reduce complexity and improve reliability.

Our rackmount and tower server solutions are based on our Super SSI architecture, which incorporates proprietary I/O expansion, thermal and cooling design features as well as high-efficiency power supplies. For example, our 1U servers now offer up to 5 I/O expansion slots with up to 32 DIMM slots to accommodate up to 512GB of memory, which, prior to Super SSI, was only possible in a 2U chassis. We also achieved higher memory densities by designing customized serverboards to include 16 memory slots without sacrificing I/O expansion capability. The result is what we believe to be a superior serverboard design that provides our customers with increased flexibility for their new and legacy add-on card support and the ability to keep up with the growing memory requirements needed to maintain system performance requirements.

Our latest chassis designs include advanced cooling mechanisms such as proprietary air shrouds to help deliver cool air directly to the hottest components of the system resulting in improved cooling efficiency and consequently increased system reliability. Our newest generation of power supplies incorporates advanced design features that provide what we believe to be the highest level of efficiency in the industry and therefore reduce overall power consumption. Our advanced power supply solutions include volume shipments of the industry's first and only currently available 1U chassis and servers with up to 94% power efficiency.

Our 1U Twin™, 2U Twin™, 2U Twin² and TwinBlade™ product lines optimize for density, performance and efficiency, and have been rapidly adopted by customers and other manufacturers. Our GPU optimized product line in 1U, 2U and 4U platforms provides extreme performance in calculation intensive applications. Our Atom server line featuring low power, low noise and small form factor is optimized for embedded and server appliance applications. Our innovative double-sided storage provides high density with the ability of hot-plug from front and back sides. Our Super Storage Bridge Bay (SBB) is optimized for mission-critical, enterprise-level storage application which can incorporate or bridge SATA, SAS, and FC storage solutions and provides hot-swappable canisters for all active components in the server.

On the networking, we have been working on Ethernet and high-speed networking switches for our blade system. With the in-house technology and know-how, we are able to develop standalone switches products, which include 1G Ethernet, 10G Ethernet, and Infiniband for rack-mount servers. These switches products will not only help us to up-sell our server products, but also can generate additional revenues through networking business.

Research and Development

We have over 17 years of research and development experience in server subsystems and accessories design and in recent years, have devoted additional resources to the design of server systems. Our engineering staff is responsible for the design, development, quality, documentation and release of our products. We continuously seek ways to optimize and improve the performance of our existing product portfolio and introduce new products to address market opportunities. We perform the majority of our research and development efforts in-house, increasing the communication and collaboration between design teams to streamline the development process and reducing time-to-market. We are determined to continue to reduce our design and manufacturing costs and improve the performance, cost effectiveness and thermal and space efficiency of our solutions.

Over the years, our research and development team has focused on the development of new and enhanced products that can support emerging protocols while continuing to accommodate legacy technologies. Much of our research and development activity is focused on the new product cycles of leading chipset vendors. We work closely with Intel and AMD, among others, to develop products that are compatible with the latest generation of industry standard technologies under development. Our collaborative approach with the chipset vendors allows us to coordinate the design of our new products with their product release schedules, thereby enhancing our ability to rapidly introduce new products incorporating the latest technology. We work closely with their development teams to optimize chip performance and reduce system level issues. We also work with companies such as Nvidia on Graphics Processing Unit, or GPU, solutions. Similarly, we work very closely with our customers to identify their needs and develop our new product plans accordingly.

We believe that the combination of our focus on internal research and development activities, our close working relationships with chipset vendors and our modular design approach allow us to minimize time-to-market. Since January 2005, we believe we were the first to introduce the following new technologies to the market:

- a multi-core Xeon architecture with 144 GB main memory capability;
- server solutions with a 1U configuration with high density I/O capability typically found in a 2U configuration, as well as a 5 I/O with PCI-E Gen2 expansion card in a 1U configuration;
- configuration server solutions with a serial attached SCSI storage option capability with SCSI enclosure services, or SES2, for alerting users to drive temperature and fan failures;

- 1U Twin™ design, including two DP boards configured in a 1U chassis which increases the density and reduces the power consumption;
- The industry's first 1U multiple-output silver-level certified power supply supporting our 2.5" HDD server / storage solutions;
- 2U Twin² design, including four DP boards configured in a 2U chassis with hot-plug servers and redundant power which increases the density and reduces the power consumption;
- The industry's first optimized GPU server providing extreme performance in graphics and computationally intensive applications;
- TwinBlade™ design, supporting up to 20 dual-socket server blades in a 7U enclosure with 40GB/s Infiniband, or 10G Ethernet connectivity as options which provides the maximum density and reduces the power consumption by doubling the number of dual-processor compute nodes per 7U enclosure from 10 to 20 ; and
- The industry's first line of double-sided storage chassis enabling extra high-density storage with ability of hot-plug front and back sides.

As of June 30, 2010, we had 403 employees and 4 engineering consultants dedicated to research and development. Our total research and development expenses were $37.4 million, $34.5 million and $30.5 million for fiscal years 2010, 2009 and 2008, respectively.

Sales, Marketing and Customer Service

To execute our strategy, we have developed a sales and marketing program which is primarily focused on indirect sales channels. As of June 30, 2010, our sales and marketing organization consisted of 120 employees and 20 independent sales representatives in 16 locations worldwide.

We work with distributors, including resellers and system integrators, and OEMs to market and sell customized solutions to their end customers. We provide sales and marketing assistance and training to our distributors and OEMs, who in turn provide service and support to end customers. We intend to leverage our relationships with key distributors and OEMs to penetrate select industry segments where our products can provide a superior alternative to existing solutions. For a more limited group of customers who do not normally purchase through distributors or OEMs, we have implemented a direct sales approach.

We maintain close contact with our distributors and end customers. We often collaborate during the sales process with our distributors and the customer's technical point of contact to help determine the optimal system configuration for the customer's needs. Our interaction with distributors and end customers allows us to monitor customer requirements and develop new products to better meet end customer needs.

International Sales

Product fulfillment and first level support for our international customers are provided by our distributors and OEMs. Our international sales efforts are supported both by our international offices in the Netherlands and Taiwan as well as by our U.S. sales organization. Sales to customers located outside of the U.S. represented 39.9%, 35.6% and 39.6% of net sales in fiscal years 2010, 2009 and 2008, respectively.

Marketing

Our marketing programs are designed to inform existing and potential customers, the trade press, distributors and OEMs about the capabilities and benefits of using our products and solutions. Our marketing efforts support the sale and distribution of our products through our distribution channels. We rely on a variety of marketing vehicles, including advertising, public relations, participation in industry trade shows and conferences to help gain market acceptance. We also provide funds for cooperative marketing to our distributors. These funds reimburse our distributors for promotional spending they may do on behalf of promoting Supermicro products. Promotional spending by distributors is subject to our pre-approval and includes items such as film or video for television, magazine or newspaper advertisements, trade show promotions and sales force promotions. The amount available to each distributor is based on its amount of purchases. We also work closely with leading microprocessor vendors in cooperative marketing programs and benefit from market development funds that they make available. These programs are similar to the programs we make available to our distributors in that we are reimbursed for expenses incurred related to promoting the vendor's product.

Customer Service

We provide customer support for our blade and rackmount server systems through our website and 24-hour continuous direct phone based support. For strategic direct and OEM customers, we also have higher levels of customer service available, including, in some cases, on site service and support.

Customers

For fiscal year 2010, our products were purchased by over 500 customers, most of which are distributors in 81 countries. None of our customers accounted for 10% or more of our net sales in fiscal years 2010, 2009 and 2008. End users of our products span a broad range of industries.

Intellectual Property

We seek to protect our intellectual property rights with a combination of trademark, copyright, trade secret laws and disclosure restrictions. We rely primarily on trade secrets, technical know-how and other unpatented proprietary information relating to our design and product development activities. We have issued patents and pending patent applications in the U.S. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to our designs, documentation and other proprietary information. If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third party technologies that are incorporated into some elements of our services. Third parties may infringe or misappropriate our proprietary rights.

Manufacturing and Quality Control

We use several third party suppliers and contract manufacturers for materials and sub-assemblies, such as serverboards, chassis, disk drives, power supplies, fans and computer processors. We believe that selectively using outsourced manufacturing services allows us to focus on our core competencies in product design and development and increases our operational flexibility. Our manufacturing strategy allows us to quickly adjust manufacturing capacity in response to changes in customer demand and to rapidly introduce new products to the market. We use Ablecom, a related party, for contract design and manufacturing coordination support. We work with Ablecom to optimize modular designs for our chassis and certain of our other components. Ablecom coordinates the manufacturing of chassis for us. In addition to providing a larger volume of contract manufacturing services for us, Ablecom continues to warehouse for us a number of components and subassemblies manufactured by multiple suppliers prior to shipment to our facilities in the U.S. and Europe.

For server systems, assembly, test and quality control are completed at our wholly-owned manufacturing facility in San Jose, California which has been ISO-9001 certified since 2001. This facility has been certified ISO-9001:2000 compliant since August 2003. In fiscal year 2010, we began server integration operations in our Netherlands and Taiwan facilities to be closer to our key international customers and to reduce costs of shipping our products to our customers. These facilities have also been certified ISO-9001:2000 compliant. In accordance with ISO-9001 requirements, quality control and inventory management is extended through our suppliers and contract manufacturers with continuous reporting and ongoing qualification programs. The assembly of our server system products involves integrating supplied materials and manufactured sub-assemblies into final products, which are configured and tested before being delivered to our customers.

We maintain sufficient inventory such that most of our orders can be filled within 14 days. We monitor our inventory on a continuous basis in order to be able to meet customer orders and to avoid inventory obsolescence. Due to our modular designs, our inventory can generally be used with multiple different products, further reducing the risk of inventory write-downs.

Competition

The market for our products is highly competitive, rapidly evolving and subject to new technological developments, changing customer needs and new product introductions. We compete primarily with large vendors of x86 general purpose servers and components. In addition, we also compete with a number of smaller vendors who specialize in the sale of server components and systems. We believe our principal competitors include:

- Global technology vendors such as Dell Inc., Hewlett-Packard Company, International Business Machines Corporation;
- Original Design Manufacturers, or ODMs, such as Quanta Computer, Inc.

The principal competitive factors in our market include the following:

- first to market with new emerging technologies;
- flexible and customizable products to fit customers' objectives;
- high product performance and reliability;
- early identification of emerging opportunities;
- cost-effectiveness;
- interoperability of products;
- scalability; and
- localized and responsive customer support on a worldwide basis.

We believe that we compete favorably with respect to most of these factors. However, most of our competitors have longer operating histories, significantly greater resources and greater name recognition. They may be able to devote greater resources to the development, promotion and sale of their products than we can, which could allow them to respond more quickly to new technologies and changes in customer needs.

Employees

As of June 30, 2010, we employed 1,012 full time employees and 24 consultants, consisting of 403 employees in research and development, 120 employees in sales and marketing, 97 employees in general and administrative and 392 employees in manufacturing. Of these employees, 794 employees are based in our San Jose facility. We consider our highly qualified and motivated employees to be a key factor in our business success. Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act are available free of charge, on or through our website at *www.supermicro.com* , as soon as reasonably practicable after we electronically file such reports with, or furnish those reports to, the Securities and Exchange Commission. Information contained on our website is not incorporated by reference in, or made part of this Annual Report on Form 10-K or our other filings with or reports furnished to the Securities and Exchange Commission.

Item 1A. *Risk Factors*

Risks Related to Our Business and Industry

Our operating results may be adversely affected if the economic recovery is not sustained.

Our results of operations for the fiscal year 2009 were adversely impacted by reduced information technology spending in light of the economic downturn and have improved in fiscal year 2010 as the economy has begun to recover. Although we cannot predict the level of such reductions or the impact on our business in future periods, if the economic recovery is not sustained, we could experience:

- Reduced demand for our products as a result of continued constraints on IT-related capital spending and limitations on available financing;
- Increased price competition for our products;
- Risk of excess and obsolete inventories;
- Excess facilities and manufacturing capacity;
- Higher overhead costs as a percentage of revenue and higher interest expense; and
- Risk of uncollectible accounts receivable.

Our operating results may also be affected by uncertain or changing economic conditions relating to specific geographical or product market segments. If global economic and market conditions, or economic conditions in the United States or other key markets, remain uncertain or persist, spread, or deteriorate further, we may experience material negative impacts on our business, operating results, and financial condition.

Our quarterly operating results will likely fluctuate in the future, which could cause rapid declines in our stock price.

As our business continues to grow, we believe that our quarterly operating results will be subject to greater fluctuation due to various factors, many of which are beyond our control. Factors that may affect quarterly operating results in the future include:

- our ability to attract new customers, retain existing customers and increase sales to such customers;
- unpredictability of the timing and size of customer orders, since most of our customers purchase our products on a purchase order basis rather than pursuant to a long term contract;
- fluctuations in availability and costs associated with materials needed to satisfy customer requirements;
- variability of our margins based on the mix of server systems, subsystems and accessories we sell;
- variability of operating expenses as a percentage of net sales;
- the timing of the introduction of new products by leading microprocessor vendors and other suppliers;
- our ability to introduce new and innovative server solutions that appeal to our customers;
- our ability to address technology issues as they arise, improve our products' functionality and expand our product offerings;

- changes in our product pricing policies, including those made in response to new product announcements and pricing changes of our competitors;
- mix of whether customer purchases are of full systems or subsystems and accessories and whether made directly or through indirect sales channels;
- fluctuations based upon seasonality, with the quarters ending March 31 and September 30 typically being weaker;
- the rate of expansion, domestically and internationally;
- the effectiveness of our sales force and the efforts of our distributors;
- the effect of mergers and acquisitions among our competitors, suppliers or partners;
- general economic conditions in our geographic markets; and
- impact of regulatory changes on our cost of doing business.

Accordingly, it is difficult for us to accurately forecast our growth and results of operations on a quarterly basis. If we fail to meet expectations of investors or analysts, our stock price may fall rapidly and without notice. Furthermore, the fluctuation of quarterly operating results may render less meaningful period-to-period comparisons of our operating results, and you should not rely upon them as an indication of future performance.

Our future financial performance will depend on the timely introduction and widespread acceptance of new server solutions and increased functionality of our existing server solutions.

Our future financial performance will depend on our ability to meet customer specifications and requirements by enhancing our current server solutions and developing server solutions with new and better functionality. The success of new features and new server solutions depends on several factors, including their timely introduction and market acceptance. We may not be successful in developing enhancements or new server solutions, or in timely bringing them to market. Customers may also defer purchases of our existing products pending the introduction of anticipated new products. For example, we experienced customer order delays in advance of Intel's Nehalem microprocessor release at the end of the quarter ended March 31, 2009. If our new server solutions are not competitive with solutions offered by other vendors, we may not be perceived as a technology leader and could miss market opportunities. If we are unable to enhance the functionality of our server solutions or introduce new server solutions which achieve widespread market acceptance, our reputation will be damaged, the value of our brand will diminish, and our business will suffer. In addition, uncertainties about the timing and nature of new features and products could result in increases in our research and development expenses with no assurance of future sales.

We may not be able to successfully manage our planned growth and expansion.

Over time we expect to continue to make investments to pursue new customers and expand our product offerings to grow our business rapidly. In connection with this growth, we expect that our annual operating expenses will increase significantly if the economy continues to improve and as we invest in sales and marketing, research and development, manufacturing and production infrastructure, and strengthen customer service and support resources for our customers. Our failure to expand operational and financial systems timely or efficiently could result in additional operating inefficiencies, which could increase our costs and expenses more than we had planned and prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results will be negatively impacted.

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of SKUs, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results.

Additionally, in our efforts to be first to market with new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

During fiscal 2010 we began to significantly increase our operations in Taiwan and the Netherlands, in part to enable us to manufacture products and provide service closer to the location of customers in Europe and Asia. If we fail to effectively manage the transition of manufacturing and service operations to these locations or if we misjudge our ability to utilize this additional capacity, our gross margin and results of operations may suffer.

The market in which we participate is highly competitive, and if we do not compete effectively, we may not be able to increase our market penetration, grow our net sales or improve our gross margins.

The market for server solutions is intensely competitive and rapidly changing. Barriers to entry in our market are relatively low and we expect increased challenges from existing as well as new competitors. Some of our principal competitors offer server solutions at a lower price, which has resulted in pricing pressures on sales of our server solutions. We expect further downward pricing pressure from our competitors and expect that we will have to price some of our server solutions aggressively to increase our market share with respect to those products. If we are unable to maintain the margins on our server solutions, our operating results could be negatively impacted. In addition, if we do not develop new innovative server solutions, or enhance the reliability, performance, efficiency and other features of our existing server solutions, our customers may turn to our competitors for alternatives. In addition, pricing pressures and increased competition generally may also result in reduced sales, lower margins or the failure of our products to achieve or maintain widespread market acceptance, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our principal competitors include global technology companies such as Dell, Inc., Hewlett-Packard Company, International Business Machines Corporation and Intel. In addition, we also compete with a number of smaller vendors who also sell application optimized servers and original design manufacturers, or ODMs, such as Quanta Computer Incorporated. ODMs sell server solutions marketed or sold under a third party brand.

Many of our competitors enjoy substantial competitive advantages, such as:

- greater name recognition and deeper market penetration;
- longer operating histories;
- larger sales and marketing organizations and research and development teams and budgets;
- more established relationships with customers, contract manufacturers and suppliers and better channels to reach larger customer bases;
- larger customer service and support organizations with greater geographic scope;
- a broader and more diversified array of products and services; and
- substantially greater financial, technical and other resources.

As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Competitors may seek to copy our innovations and use cost advantages from greater size to compete aggressively with us on price. Certain customers are also current or prospective competitors and as a result, assistance that we provide to them as customers may ultimately result in increased competitive pressure against us. Furthermore, because of these advantages, even if our application optimized server solutions are more effective than the products that our competitors offer, potential customers might accept competitive products in lieu of purchasing our products. The challenges we face from larger competitors will become even greater if consolidation or collaboration between or among our competitors occurs in our industry. For all of these reasons, we may not be able to compete successfully against our current or future competitors, and if we do not compete effectively, our ability to increase our net sales may be impaired.

As we increasingly target larger customers, our customer base may become less diversified, our cost of sales may increase, and our sales may be less predictable.

We expect that as our business continues to grow, we will be increasingly dependent upon larger sales to new customer to maintain our rate of growth and that selling our server solutions to larger customers will create new challenges. However, if certain customers buy our products in greater volumes, and their business becomes a larger percentage of our net sales, we may grow increasingly dependent on those customers to maintain our growth. If our largest customers do not purchase our products at the levels or in the timeframes that we expect, our ability to maintain or grow our net sales will be adversely affected.

Additionally, as we and our distribution partners focus increasingly on selling to larger customers and attracting larger orders, we expect greater costs of sales. Our sales cycle may become longer and more expensive, as larger customers typically spend more time negotiating contracts than smaller customers. In addition, larger customers often seek to gain greater pricing concessions, as well as greater levels of support in the implementation and use of our server solutions. These factors can result in lower margins for our products.

Increased sales to larger companies may also cause fluctuations in results of operations. A larger customer may seek to fulfill all or substantially all of its requirements in a single order, and not make another purchase for a significant period of time. Accordingly, a significant increase in revenue during the period in which we recognize the revenue from the sale may be followed by a period of time during which the customer purchases none or few of our products. A significant decline in net sales in periods following a significant order could adversely affect our stock price.

We must work closely with our suppliers to make timely new product introductions.

We rely on our close working relationships with our suppliers, including Intel and AMD, to anticipate and deliver new products on a timely basis when new generation materials and core components are made available. Intel and AMD are the only suppliers of the microprocessors we use in our server systems. If we are not able to maintain our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to quickly offer advanced technology and product innovations to our customers would be impaired. We have no long term agreements that obligate our suppliers to continue to work with us or to supply us with products.

Our suppliers' failure to improve the functionality and performance of materials and core components for our products may impair or delay our ability to deliver innovative products to our customers.

We need our material and core component suppliers, such as Intel and AMD, to provide us with core components that are innovative, reliable and attractive to our customers. Due to the pace of innovation in our industry, many of our customers may delay or reduce purchase decisions until they believe that they are receiving best of breed products that will not be rendered obsolete by an impending technological development. Accordingly, demand for new server systems that incorporate new products and features is significantly impacted by our suppliers' new product introduction schedules and the functionality, performance and reliability of those new products. If our materials and core component suppliers fail to deliver new and improved materials and core components for our products, we may not be able to satisfy customer demand for our products in a timely manner, or at all. If our suppliers' components do not function properly, we may incur additional costs and our relationships with our customers may be adversely affected.

As our business grows and if the economy does not improve, we expect that we may be exposed to greater customer credit risks.

Historically, we have offered limited credit terms to our customers. As our customer base expands, as our orders increase in size, and as we obtain more direct customers, we expect to offer increased credit terms and flexible payment programs to our customers. Doing so may subject us to increased credit risk, higher accounts receivable with longer days outstanding, and increases in charges or reserves, which could have a material adverse effect on our business, results of operations and financial condition. Likewise, if the economic recovery does not continue, we could be exposed to greater credit risk.

Our ability to develop our brand is critical to our ability to grow.

We believe that acceptance of our server solutions by an expanding customer base depends in large part on increasing awareness of the Supermicro brand and that brand recognition will be even more important as competition in our market develops. In particular, we expect an increasing proportion of our sales to come from sales of server systems, the sales of which we believe may be particularly impacted by brand strength. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to develop reliable and useful products at competitive prices. To date, we have not devoted significant resources to building our brand, and have limited experience in increasing customer awareness of our brand. Our future brand promotion activities, including any expansion of our cooperative marketing programs with strategic partners, may involve significant expense and may not generate desired levels of increased revenue, and even if such activities generate some increased revenue, such increased revenue may not offset the expenses we incurred in endeavoring to build our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in our attempts to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and as a result our operating results and financial condition could suffer.

We principally rely on indirect sales channels for the sale and distribution of our products and any disruption in these channels could adversely affect our sales.

Historically, a substantial majority of our revenues have resulted from sales of our products through third party distributors and resellers, which sales accounted for 66.7%, 64.9% and 59.9% of our net sales in fiscal years 2010, 2009 and 2008, respectively. We depend on our distributors to assist us in promoting market acceptance of our products and anticipate that a majority of our revenues will continue to result from sales through indirect channels. To maintain and potentially increase our revenue and profitability, we will have to successfully preserve and expand our existing distribution relationships as well as develop new distribution relationships. Our distributors also sell products offered by our competitors and may elect to focus their efforts on these sales. If our competitors offer our distributors more favorable terms or have more products available to meet the needs of their customers, or utilize the leverage of broader product lines sold through the distributors, those distributors may de-emphasize or decline to carry our products. In addition, our distributors' order decision-making process is complex and involves several factors, including end customer demand, warehouse allocation and marketing resources, which can make it difficult to accurately predict total sales for the quarter until late in the quarter. We also do not control the pricing or discounts offered by distributors to end customers. To maintain our participation in distributors' marketing programs, in the past we have provided cooperative marketing arrangements or made short-term pricing concessions. The discontinuation of cooperative marketing arrangements or pricing concessions could have a negative effect on our business. Our distributors could also modify their business practices, such as payment terms, inventory levels or order patterns. If we are unable to maintain successful relationships with distributors or expand our distribution channels or we experience unexpected changes in payment terms, inventory levels or other practices by our distributors, our business will suffer.

We may be unable to accurately predict future sales through our distributors, which could harm our ability to efficiently manage our resources to match market demand.

Since a significant portion of our sales are made through domestic and international distributors, our financial results, quarterly product sales, trends and comparisons are affected by fluctuations in the buying patterns of end customers and our distributors, and by the changes in inventory levels of our products held by these distributors. We generally record revenue based upon a "sell-in" model which means that we generally record revenue upon shipment to our distributors. For more information regarding our revenue recognition policies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies." While we attempt to assist our distributors in maintaining targeted stocking level of our products, we may not consistently be accurate or successful. This process involves the exercise of judgment and use of assumptions as to future uncertainties including end customer demand. Our distributors also have various rights to return products which could, among other things, result in our having to repurchase inventory which has declined in value or is obsolete. Consequently, actual results could differ from our estimates. Inventory levels of our products held by our distributors may exceed or fall below the levels we consider desirable on a going-forward basis. This could adversely affect our distributors or our ability to efficiently manage or invest in internal resources, such as manufacturing and shipping capacity, to meet the demand for our products.

Any failure to adequately expand our sales force will impede our growth.

Though we expect to continue to rely primarily on third party distributors to sell our server solutions, we expect that, over time, our direct sales force will grow. Competition for direct sales personnel with the advanced sales skills and technical knowledge we need is intense. Our ability to grow our revenue in the future will depend, in large part, on our success in recruiting, training, retaining and successfully managing sufficient qualified direct sales personnel. New hires require significant training and may take six months or longer before they reach full productivity. Our recent hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. If we are unable to hire and develop sufficient numbers of productive sales personnel, sales of our server solutions will suffer.

Our direct sales efforts may create confusion for our end customers and harm our relationships with our distributors and OEMs.

Though our direct sales efforts have historically been limited and focused on customers who typically do not buy from distributors or OEMs, we expect our direct sales force to grow as our business grows. As our direct sales force becomes larger, our direct sales efforts may lead to conflicts with our distributors and OEMs, who may view our direct sales efforts as undermining their efforts to sell our products. If a distributor or OEM deems our direct sales efforts to be inappropriate, the distributor or OEM may not effectively market our products, may emphasize alternative products from competitors, or may seek to terminate our business relationship. Disruptions in our distribution channels could cause our revenues to decrease or fail to grow as expected. Our failure to implement an effective direct sales strategy that maintains and expands our relationships with our distributors and OEMs could lead to a decline in sales and adversely affect our results of operations.

If we are required to change the timing of our revenue recognition, our net sales and net income could decrease.

We currently record revenue based upon a "sell-in" model with revenues generally recorded upon shipment of products to our distributors. This is in contrast to a "sell-through" model pursuant to which revenues are generally recognized upon sale of products by distributors to their customers. This requires that we maintain a reserve to cover the estimated costs of any returns or exercises of stock rotation rights, which we estimate primarily based on our historical experience. If facts and circumstances change such that the rate of returns of our products exceeds our historical experience, we may have to increase our reserve, which, in turn, would cause our revenue to decline. Similarly, if facts and circumstances change such that we are no longer able to determine reasonable estimates of our sales returns, we would be required to defer our revenue recognition until the point of sale from the distributors to their customers. Any such change may negatively impact our net sales or net income for particular periods and cause a decline in our stock price. For additional information regarding our revenue recognition policies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies."

The average selling prices for our existing server solutions are subject to decline if customers do not continue to purchase our latest generation products, which could harm our results of operations.

As with most electronics based products, average selling prices of servers typically are highest at the time of introduction of new products, which utilize the latest technology, and tend to decrease over time as such products become commoditized and are ultimately replaced by even newer generation products. As our business continues to grow, we may increasingly be subject to this industry risk. We cannot predict the timing or amount of any decline in the average selling prices of our server solutions that we may experience in the future. In some instances, our agreements with our distributors limit our ability to reduce prices unless we make such price reductions available to them, or price protect their inventory. If we are unable to decrease per unit manufacturing costs faster than the rate at which average selling prices continue to decline, our business, financial condition and results of operations will be harmed.

Our cost structure and ability to deliver server solutions to customers in a timely manner may be adversely affected by volatility of the market for core components and materials for our products.

Prices of materials and core components utilized in the manufacture of our server solutions, such as serverboards, chassis, central processing units, or CPUs, memory and hard drives represent a significant portion of our cost of sales. We generally do not enter into long-term supply contracts for these materials and core components, but instead purchase these materials and components on a purchase order basis. Prices of these core components and materials are volatile, and, as a result, it is difficult to predict expense levels and operating results. In addition, if our business growth renders it necessary or appropriate to transition to longer term contracts with materials and core component suppliers, our costs may increase and our gross margins could correspondingly decrease.

Because we often acquire materials and core components on an as needed basis, we may be limited in our ability to effectively and efficiently respond to customer orders because of the then-current availability or the terms and pricing of materials and core components. Our industry has experienced materials shortages and delivery delays in the past, and we may experience shortages or delays of critical materials in the future. From time to time, we have been forced to delay the introduction of certain of our products or the fulfillment of customer orders as a result of shortages of materials and core components. For example, we were unable to fulfill certain orders at the end of the quarter ended June 30, 2010 due to component shortages. If shortages or delays arise, the prices of these materials and core components may increase or the materials and core components may not be available at all. In addition, in the event of shortages, some of our larger competitors may have greater abilities to obtain materials and core components due to their larger purchasing power. We may not be able to secure enough core components or materials at reasonable prices or of acceptable quality to build new products to meet customer demand, which could adversely affect our business and financial results.

We may lose sales or incur unexpected expenses relating to insufficient, excess or obsolete inventory.

As a result of our strategy to provide greater choice and customization of our products to our customers, we are required to maintain a high level of inventory. If we fail to maintain sufficient inventory, we may not be able to meet demand for our products on a timely basis, and our sales may suffer. If we overestimate customer demand for our products, we could experience excess inventory of our products and be unable to sell those products at a reasonable price, or at all. As a result, we may need to record higher inventory reserves. If we are later able to sell such products at a profit, it may increase the quarterly variances in our operating results. Additionally, the rapid pace of innovation in our industry could render significant portions of our existing inventory obsolete. Certain of our distributors and OEMs have rights to return products, limited to purchases over a specified period of time, generally within 60 to 90 days of the purchase, or to products in the distributor's or OEM's inventory at certain times, such as termination of the agreement or product obsolescence. Any returns under these arrangements could result in additional obsolete inventory. In addition, server systems, subsystems and accessories that have been customized and later returned by those of our customers and partners who have return rights or stock rotation rights may be unusable for other purposes or may require reformation at additional cost to be made ready for sale to other customers. Excess or obsolete inventory levels for these or other reasons could result in unexpected expenses or increases in our reserves against potential future charges which would adversely affect our business and financial results. For example, during fiscal years 2010, 2009 and 2008, we recorded inventory write-downs charged to cost of sales of $2.6 million, $1.5 million and $6.9 million, respectively, for excess and obsolete inventory. For additional information regarding customer return rights, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Revenue Recognition."

Our focus on internal development and customizable server solutions could delay our introduction of new products and result in increased costs.

Our strategy is to rely to a significant degree on internally developed components, even when third party components may be available. We believe this allows us to develop products with a greater range of features and functionality and allows us to develop solutions that are more customized to customer needs. However, if not properly managed, this reliance on internally developed components may be more costly than use of third party components, thereby making our products less price competitive or reducing our margins. In addition, our reliance on internal development may lead to delays in the introduction of new products and impair our ability to introduce products rapidly to market. We may also experience increases in our inventory costs and obsolete inventory, thereby reducing our margins.

Our research and development expenditures, as a percentage of our net sales, are considerably higher than many of our competitors and our earnings will depend upon maintaining revenues and margins that offset these expenditures.

Our strategy is to focus on being consistently rapid-to-market with flexible and customizable server systems that take advantage of our own internal development and the latest technologies offered by microprocessor manufacturers and other component vendors. Consistent with this strategy, we spend higher amounts, as a percentage of revenues, on research and development costs than many of our competitors. If we can not sell our products in sufficient volume and with adequate gross margins to compensate for such investment in research and development, our earnings may be materially and adversely affected.

If our limited number of contract manufacturers or suppliers of materials and core components fail to meet our requirements, we may be unable to meet customer demand for our products, which could decrease our revenues and earnings.

We purchase many sophisticated materials and core components from one or a limited number of qualified suppliers and rely on a limited number of contract manufacturers to provide value added design, manufacturing, assembly and test services. We generally do not have long-term agreements with these vendors, and instead obtain key materials and services through purchase order arrangements. We have no contractual assurances from any contract manufacturer that adequate capacity will be available to us to meet future demand for our products.

Consequently, we are vulnerable to any disruptions in supply with respect to the materials and core components provided by limited-source suppliers, and we are at risk of being harmed by discontinuations of design, manufacturing, assembly or testing services from our contract manufacturers. We have occasionally experienced delivery delays from our suppliers and contract manufacturers because of high industry demand or because of inability to meet our quality or delivery requirements. For example, in the quarter ended September 30, 2006, we experienced delays in the delivery of printed circuit board material as a result of the loss of two of our five printer circuit board vendors. One of the vendors filed for bankruptcy and the other changed its business model and ceased supplying us. The delays in delivery of the materials resulted in a reduction of net sales for the quarter of approximately two to three million dollars. If our relationships with our suppliers and contract manufactures are negatively impacted by late payments or other issues, we may not receive timely delivery of materials and core components. If we were to lose any of our current supply or contract manufacturing relationships, the process of identifying and qualifying a new supplier or contract manufacturer who will meet our quality and delivery requirements, and who will appropriately safeguard our intellectual property, may require a significant investment of time and resources, adversely affecting our ability to satisfy customer purchase orders and delaying our ability to rapidly introduce new products to market. Similarly, if any of our suppliers were to cancel or materially change contracts or commitments to us or fail to meet the quality or delivery requirements needed to satisfy customer demand for our products, our reputation and relationships with customers could be damaged. We could lose orders, be unable to develop or sell some products cost-effectively or on a timely basis, if at all, and have significantly decreased revenues, margins and earnings, which would have a material adverse effect on our business.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products.

Our server solutions are critical to our customers' business operations. Our customers require our server solutions to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, in 2000, a vendor provided us with a defective capacitor that failed under certain heavy use applications. As a result, our product needed to be repaired. Though the vendor agreed to pay for a large percentage of the costs of the repairs, we incurred costs in connection with the recall and diverted resources from other projects.

New flaws or limitations in our server solutions may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming server solutions, request remedial action, terminate contracts for untimely delivery, or elect not to order additional server solutions, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or subject us to the expense and risk of litigation. We may incur expense in recalling, refurbishing or repairing defective server solutions. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. For all of these reasons, customer dissatisfaction with the quality of our products could substantially impair our ability to grow our business.

Conflicts of interest may arise between us and Ablecom Technology Inc., one of our major contract manufacturers, and those conflicts may adversely affect our operations.

We use Ablecom, a related party, for contract design and manufacturing coordination support. We work with Ablecom to optimize modular designs for our chassis and certain of other components. Our purchases from Ablecom represented 20.5%, 22.1% and 24.3% of our cost of sales for fiscal years 2010, 2009 and 2008, respectively. Ablecom's sales to us constitute a substantial majority of Ablecom's net sales. Ablecom is a privately-held Taiwan-based company.

Steve Liang, Ablecom's Chief Executive Officer and largest shareholder, is the brother of Charles Liang, our President, Chief Executive Officer and Chairman of the Board. Charles Liang, and his spouse, Chiu-Chu (Sara) Liu Liang, our Vice President of Operations, Treasurer and director, jointly own 10.5% of Ablecom's outstanding common stock. Charles Liang served as a director of Ablecom during our fiscal 2006, but is not currently serving in such capacity. Mr. Charles Liang, Ms. Liang, Mr. Steve Liang and relatives of these individuals own 46.4% of Ablecom's outstanding common stock. Mr. and Mrs. Charles Liang, as directors, officers and significant stockholders of the Company, have considerable influence over the management of our business relationships. Accordingly, we may be disadvantaged by their economic interests as stockholders of Ablecom and their personal relationship with Ablecom's Chief Executive Officer. We may not negotiate or enforce contractual terms as aggressively with Ablecom as we might with an unrelated party, and the commercial terms of our agreements may be less favorable than we might obtain in negotiations with third parties. If our business dealings with Ablecom are not as favorable to us as arms-length transactions, our results of operations may be harmed.

In addition, our relationships with Ablecom could be adversely affected by declines in our stock price or divestments by Ablecom of its shares of our common stock. Steve Liang, Ablecom's Chief Executive Officer, held 2.0% of our outstanding common stock as of June 30, 2010. If the value of the shares that Steve Liang holds should decline, by decrease in our stock price or by disposition of the shares, if Steve Liang ceases to have significant influence over Ablecom, or if those of our stockholders who hold shares of Ablecom cease to hold a majority of the outstanding shares of Ablecom, the terms and conditions of our agreements with Ablecom may not be as favorable as those in our existing contracts. As a result, our costs could increase and adversely affect our margins and results of operations.

Our relationship with Ablecom may allow us to benefit from favorable pricing which may result in reported results more favorable than we might report in the absence of our relationship.

Although we generally re-negotiate the price of products that we purchase from Ablecom on a quarterly basis, pursuant to our agreements with Ablecom either party may re-negotiate the price of products for each order. As a result of our relationship with Ablecom, it is possible that Ablecom may in the future sell products to us at a price lower than we could obtain from an unrelated third party supplier. This may result in future reporting of gross profit as a percentage of net sales that is less than or in excess of what we might have obtained absent our relationship with Ablecom.

Our reliance on Ablecom could be subject to risks associated with our reliance on a limited source of contract manufacturing services and inventory warehousing.

We continue to maintain our manufacturing relationship with Ablecom in Asia. In order to provide a larger volume of contract manufacturing services for us, Ablecom will continue to warehouse for us an increasing number of components and subassemblies manufactured by multiple suppliers prior to shipment to our facilities in the U.S. and Europe. We also anticipate that we will continue to lease office space from Ablecom in Taiwan to support the research and development efforts we are undertaking.

If we or Ablecom fail to manage the contract manufacturing services and warehouse operations in Asia, we may experience delays in our ability to fulfill customer orders. Similarly, if Ablecom's facility in Asia is subject to damage, destruction or other disruptions, our inventory may be damaged or destroyed, and we may be unable to find adequate alternative providers of contract manufacturing services in the time that we or our customers require. We could lose orders and be unable to develop or sell some products cost-effectively or on a timely basis, if at all.

Currently, we purchase contract manufacturing services primarily for our chassis and power supply products from Ablecom. If our commercial relationship with Ablecom were to deteriorate or terminate, establishing direct relationships with those entities supplying Ablecom with key materials for our products or identifying and negotiating agreements with alternative providers of warehouse and contract manufacturing services might take a considerable amount of time and require a significant investment of resources. Pursuant to our agreements with Ablecom and subject to certain exceptions, Ablecom has the exclusive right to be our supplier of the specific products developed under such agreements. As a result, if we are unable to obtain such products from Ablecom on terms acceptable to us, we may need to identify a new supplier, change our design and acquire new tooling, all of which could result in delays in our product availability and increased costs. If we need to use other suppliers, we may not be able to establish business arrangements that are, individually or in the aggregate, as favorable as the terms and conditions we have established with Ablecom. If any of these things should occur, our net sales, margins and earnings could significantly decrease, which would have a material adverse effect on our business.

We are increasing our operations in Taiwan, China and the Netherlands and could be subject to risks of doing business in the region.

We intend to increase our business operations in Europe and Asia, and particularly in the Netherlands, Taiwan and China. As a result, our exposure to the business risks presented by the economies and regulatory environments of Asia will increase. For example, the validity, enforceability and scope of protection of intellectual property is uncertain and evolving in the Netherlands, Taiwan and China, and our intellectual property rights may not be protected under the laws of the Netherlands, Taiwan and China to the same extent as under laws of the United States. If our intellectual property is misappropriated, we may experience unfair competition and declining sales or be forced to incur increased costs of enforcing our intellectual property rights, both of which would adversely affect our net sales, gross margins and results of operations.

Our growth into markets outside the United States exposes us to risks inherent in international business operations.

We market and sell our systems and components both domestically and outside the United States. We intend to expand our international sales efforts, especially into Asia, but our international expansion efforts may not be successful. Our international operations expose us to risks and challenges that we would otherwise not face if we conducted our business only in the United States, such as:

- heightened price sensitivity from customers in emerging markets;
- our ability to establish local manufacturing, support and service functions, and to form channel relationships with resellers in non-U.S. markets;
- localization of our systems and components, including translation into foreign languages and the associated expenses;
- compliance with multiple, conflicting and changing governmental laws and regulations;
- foreign currency fluctuations;
- limited visibility into sales of our products by our distributors;
- laws favoring local competitors;
- weaker legal protections of intellectual property rights and mechanisms for enforcing those rights;
- market disruptions created by public health crises in regions outside the U.S., such as Avian flu, SARS and other diseases;
- difficulties in staffing and managing foreign operations, including challenges presented by relationships with workers' councils and labor unions; and
- changing regional economic and political conditions.

These factors could limit our future international sales or otherwise adversely impact our operations.

We have in the past entered into plea and settlement agreements with the government relating to violations of export control and related laws; if we fail to comply with laws and regulations restricting dealings with sanctioned countries, we may be subject to future civil or criminal penalties, which may have a material adverse effect on our business or ability to do business outside the U.S.

In 2006, we entered into certain plea and settlement agreement with government agencies relating to export control and related law violations for activities that occurred in the 2001 to 2003 timeframe. We believe we are currently in compliance in all material respects with applicable export related laws and regulations. However, if our export compliance program is not effective, or if we are subject to any future claims regarding violation of export control and economic sanctions laws, we could be subject to civil or criminal penalties, which could lead to a material fine or other sanctions, including loss of export privileges, that may have a material adverse effect on our business, financial condition, results of operation and future prospects. In addition, these plea and settlement agreements and any future violations could have an adverse impact on our ability to sell our products to U.S. federal, state and local government and related entities.

Any failure to protect our intellectual property rights, trade secrets and technical know-how could impair our brand and our competitiveness.

Our ability to prevent competitors from gaining access to our technology is essential to our success. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Trademark, patent, copyright and trade secret laws in the United States and other jurisdictions as well as our internal confidentiality procedures and contractual provisions are the core of our efforts to protect our proprietary technology and our brand. Our patents and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation, and we may initiate claims or litigation against third parties for infringement of our proprietary rights. Such administrative proceedings and litigation are inherently uncertain and divert resources that could be put towards other business priorities. We may not be able to obtain a favorable outcome and may spend considerable resources in our efforts to defend and protect our intellectual property.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate.

Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property and using our technology for their competitive advantage. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations and financial condition.

Resolution of claims that we have violated or may violate the intellectual property rights of others could require us to indemnify our customers, resellers or vendors, redesign our products, or pay significant royalties to third parties, and materially harm our business.

Our industry is marked by a large number of patents, copyrights, trade secrets and trademarks and by frequent litigation based on allegations of infringement or other violation of intellectual property rights. Third-parties have in the past sent us correspondence regarding their intellectual property and in the future we may receive claims that our products infringe or violate third parties' intellectual property rights. For example, we were subject to a lawsuit filed in 2005 by Rackable Systems, Inc. In May 2007, we settled the claims on terms which had no adverse effect on our business, financial condition and result of operations. In addition, increasingly non-operating companies are purchasing patents and bringing claims against technology companies. We are currently subject to one such claim and recently settled another. Successful intellectual property claims against us from others could result in significant financial liability or prevent us from operating our business or portions of our business as we currently conduct it or as we may later conduct it. In addition, resolution of claims may require us to redesign our technology, to obtain licenses to use intellectual property belonging to third parties, which we may not be able to obtain on reasonable terms, to cease using the technology covered by those rights, and to indemnify our customers, resellers or vendors. Any claim, regardless of its merits, could be expensive and time consuming to defend against, and divert the attention of our technical and management resources.

If we lose Charles Liang, our President, Chief Executive Officer and Chairman, or any other key employee or are unable to attract additional key employees, we may not be able to implement our business strategy in a timely manner.

Our future success depends in large part upon the continued service of our executive management team and other key employees. In particular, Charles Liang, our President, Chief Executive Officer and Chairman of the Board, is critical to the overall management of our company as well as to the development of our culture and our strategic direction. Mr. Liang co-founded our company and has been our Chief Executive Officer since our inception. His experience in running our business and his personal involvement in key relationships with suppliers, customers and strategic partners are extremely valuable to our company. We currently do not have a succession plan for the replacement of Mr. Liang if it were to become necessary. Additionally, we are particularly dependent on the continued service of our existing research and development personnel because of the complexity of our products and technologies. Our employment arrangements with our executives and employees do not require them to provide services to us for any specific length of time, and they can terminate their employment with us at any time, with or without notice, without penalty. The loss of services of any of these executives or of one or more other key members of our team could seriously harm our business.

To execute our growth plan, we must attract additional highly qualified personnel, including additional engineers and executive staff. Competition for qualified personnel is intense, especially in San Jose, where we are headquartered. We have experienced in the past and may continue to experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In particular, we are currently working to add personnel in our finance, accounting and general administration departments, which have historically had limited budgets and staffing. If we are unable to attract and integrate additional key employees in a manner that enables us to scale our business and operations effectively, or if we do not maintain competitive compensation policies to retain our employees, our ability to operate effectively and efficiently could be limited.

Backlog does not provide a substantial portion of our net sales in any quarter.

Our net sales are difficult to forecast because we do not have sufficient backlog of unfilled orders to meet our quarterly net sales targets at the beginning of a quarter. Rather, a majority of our net sales in any quarter depend upon customer orders that we receive and fulfill in that quarter. Because our expense levels are based in part on our expectations as to future net sales and to a large extent are fixed in the short term, we might be unable to adjust spending in time to compensate for any shortfall in net sales. Accordingly, any significant shortfall of revenues in relation to our expectations would harm our operating results.

Our business and operations are especially subject to the risks of earthquakes other natural catastrophic events.

Our corporate headquarters, including our most significant research and development and manufacturing operations, are located in the Silicon Valley area of Northern California, a region known for seismic activity. We do not currently have a comprehensive disaster recovery program and as a result, a significant natural disaster, such as an earthquake, could have a material adverse impact on our business, operating results, and financial condition. Although we are in the process of preparing such a program, there is no assurance that it will be effective in the event of such a disaster.

We invest in auction rate securities that are subject to market risk and the recent problems in the financial markets could adversely affect the value and liquidity of our assets.

As of June 30, 2010, we held $6.7 million of auction rate securities, net of unrealized losses, representing our interest in auction rate preferred shares in a closed end mutual fund invested in municipal securities and auction rate student loans guaranteed by the Federal Family Education Loan Program; such auction rate securities were rated AAA or BAA3 at June 30, 2010. These auction rate preferred shares have no stated maturity date and the stated maturity dates for these auction rate student loans range from 2010 to 2040.

Based on our assessment of fair value at June 30, 2010, we have recorded an accumulated unrealized loss of $0.2 million, net of deferred income taxes, on both long-term and short-term auction rate securities. The unrealized loss was deemed to be temporary and has been recorded as a component of accumulated other comprehensive loss.

Although we have determined that we will not likely be required to sell the securities before their anticipated recovery and we have the intent and ability to hold our investments until successful auctions occur, these investments are not currently liquid and in the event we need to access these funds, we will not be able to do so without a loss of principal. There can be no assurances that these investments will be settled in the short term or that they will not become other-than-temporarily impaired subsequent to June 30, 2010, as the market for these investments is presently uncertain. In any event, we do not have a present need to access these funds for operational purposes. We will continue to monitor and evaluate these investments as there is no assurance as to when the market for these investments will allow us to liquidate them. We may be required to record impairment charges in periods subsequent to June 30, 2010 with respect to these securities and, if a liquid market does not develop for these investments, we could be required to hold them to maturity. During fiscal year 2010, 2009 and 2008, $8.9 million, $0.9 million and $20.6 million of auction rate securities were redeemed at par, respectively.

If we are unable to favorably assess the effectiveness of our internal control over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our internal control over financial reporting, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, our management is required to report on the effectiveness of our internal control over financial reporting in our annual reports. In addition, our independent auditors must attest to and report on the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex, and require significant documentation, testing and possible remediation. As a result, our efforts to comply with Section 404 have required the commitment of significant managerial and financial resources. As we are committed to maintaining high standards of public disclosure, our efforts to comply with Section 404 are ongoing, and we are continuously in the process of reviewing, documenting and testing our internal control over financial reporting, which will result in continued commitment of significant financial and managerial resources. Although we strive to maintain effective internal controls over financial reporting in order to prevent and detect material misstatements in our annual and quarterly financial statements and prevent fraud, we cannot assure that such efforts will be effective. If we fail to maintain effective internal controls in future periods, our operating results, financial position and stock price could be adversely affected.

Our operations involve the use of hazardous and toxic materials, and we must comply with environmental laws and regulations, which can be expensive, and may affect our business and operating results.

We are subject to federal, state and local regulations relating to the use, handling, storage, disposal and human exposure to hazardous and toxic materials. If we were to violate or become liable under environmental laws in the future as a result of our inability to obtain permits, human error, accident, equipment failure or other causes, we could be subject to fines, costs, or civil or criminal sanctions, face third party property damage or personal injury claims or be required to incur substantial investigation or remediation costs, which could be material, or experience disruptions in our operations, any of which could have a material adverse effect on our business. In addition, environmental laws could become more stringent over time imposing greater compliance costs and increasing risks and penalties associated with violations, which could harm our business.

We also face increasing complexity in our product design as we adjust to new and future requirements relating to the materials composition of our products, including the restrictions on lead and other hazardous substances applicable to specified electronic products placed on the market in the European Union (Restriction on the Use of Hazardous Substances Directive 2002/95/EC, also known as the RoHS Directive). We are also subject to laws and regulations such as California's "Proposition 65" which requires that clear and reasonable warnings be given to consumers who are exposed to certain chemicals deemed by the State of California to be dangerous, such as lead. We expect that our operations will be affected by other new environmental laws and regulations on an ongoing basis. Although we cannot predict the ultimate impact of any such new laws and regulations, they will likely result in additional costs, and could require that we change the design and/or manufacturing of our products, any of which could have a material adverse effect on our business.

Risks Related to Owning Our Stock

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the price at which you purchased the shares.

The trading prices of technology company securities in general have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors, in addition to those outlined elsewhere in this prospectus, that may affect the trading price of our common stock include:

- actual or anticipated variations in our operating results;
- announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;
- Changes in recommendations by any securities analysts that elect to follow our common stock;
- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
- the loss of a key customer;
- the loss of key personnel;
- technological advancements rendering our products less valuable;
- Lawsuits filed against us;
- Changes in operating performance and stock market valuations of other companies that sell similar products;
- price and volume fluctuations in the overall stock market;
- market conditions in our industry, the industries of our customers and the economy as a whole; and
- other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Future sales of shares by existing stockholders could cause our stock price to decline.

Attempts by existing stockholders to sell substantial amounts of our common stock in the public market could cause the trading price of our common stock to decline significantly. As of June 30, 2010, we had 37.0 million shares of common stock outstanding, net of treasury stock. All of these shares are eligible for sale in the public market, including 11.3 million shares held by directors, executive officers and other affiliates, which are subject to volume limitations under Rule 144 under the Securities Act. In addition, 12.6 million shares subject to outstanding options and reserved for future issuance under our stock option plans are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The research and reports that industry or financial analysts publish about us or our business likely have an effect on the trading price of our common stock. If an industry analyst decides not to cover our company, or if an industry analyst decides to cease covering our company at some point in the future, we could lose visibility in the market, which in turn could cause our stock price to decline. If an industry analyst downgrades our stock, our stock price would likely decline rapidly in response.

The concentration of our capital stock ownership with insiders will likely limit your ability to influence corporate matters.

As of August 24, 2010, our executive officers, directors, current five percent or greater stockholders and affiliated entities together beneficially owned 36.4 percent of our common stock outstanding, net of treasury stock. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Provisions of our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, as a result, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

- establish a classified board of directors so that not all members of our board are elected at one time;
- require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;
- authorize the issuance of "blank check" preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;
- limit the ability of our stockholders to call special meetings of stockholders;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- provide that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and
- establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits "business combinations" between a Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

Our principal executive offices, research and development center and production operations are located in San Jose, California where we own approximately 518,000 square feet of office and manufacturing space subject to existing line of credit with $18.6 million remaining outstanding as of June 30, 2010. In June 2010, we purchased three buildings located in San Jose, California which are approximately 167,000 square feet of space. Additionally, in fiscal year 2008, we began leasing approximately 246,000 square feet of warehouse in Fremont, California under a lease that expires in 2015. Our European headquarters for manufacturing and service operations is located in Denbosch, Netherlands where we lease approximately 58,000 square feet of office space under four leases, two of which expire in 2011 and two expire in 2016. In Asia, our research and development center, manufacturing and service operations are located in an approximately 75,000 square feet facility in Taipei County, Taiwan under seven leases that expire at various dates through 2012. In fiscal year 2010, we leased an additional 47,000 square feet facility in Taipei County, Taiwan to support our manufacturing and service operations in Asia. We plan to purchase land in Taiwan in fiscal year 2011 and develop the land for manufacturing and service operations through fiscal year 2012. We plan to finance the purchase and the development through operating cash flows and additional financing from banks.

Item 3. *Legal Proceedings*

We were subject to a suit brought by Digitechnic, S.A. which was filed in the Bobigny Commercial Court in Paris, in 1999. The claims involve allegations of damages stemming from allegedly defective products. In September 2003, the Bobigny Commercial Court awarded damages of approximately $1.2 million against us. In February 2005, the Paris Court of Appeals reversed the trial court's ruling, dismissed all of Digitechnic's claims and awarded costs to us. Digitechnic appealed the decision to the French Supreme Court and asked for $2.4 million for damages. On February 13, 2007, the French Supreme Court reversed the decision of the Paris Court of Appeals, ordering a new hearing before a different panel of the Paris Court of Appeals. In March 2008, we posted a bond in the amount of $3.1 million required by the court. The bond was collateralized by an irrevocable standby letter of credit totaling $1.5 million. In October 2009, the Paris Court of Appeals awarded damages of approximately $1.1 million against the Company. A provision of $1.1 million for litigation loss was recorded in fiscal year 2010. The Company entered into a settlement agreement with Digitechnic, pursuant to which the Company made a payment of $1.1 million in December 2009.

In addition to the above, from time to time, we may be involved in various legal proceedings arising from the normal course of business activities. In our opinion, resolution of these and the above matters is not expected to have a material adverse impact on our consolidated results of operations, cash flows or our financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect our future results of operations, cash flows or financial position in a particular period.

Item 4. ***Reserved***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock has been traded on The Nasdaq Global Market under the symbol "SMCI" since our initial public offering on March 28, 2007. The following table sets forth for the periods indicated the high and low sale prices of our common stock as reported by The Nasdaq Global Market.

	High	Low
Fiscal Year 2009:		
First Quarter	$10.75	$ 7.52
Second Quarter	$ 9.08	$ 3.85
Third Quarter	$ 7.06	$ 4.39
Fourth Quarter	$ 8.32	$ 5.04

	High	Low
Fiscal Year 2010:		
First Quarter	$ 8.84	$ 7.09
Second Quarter	$11.45	$ 7.56
Third Quarter	$17.84	$11.27
Fourth Quarter	$18.89	$12.01

Dividend Policy

We have never declared or paid cash dividends on our capital stock and do not expect to pay any dividends in the foreseeable future.

Holders

There were 44 registered stockholders of record of our common stock on August 24, 2010. Because most of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

Equity Compensation Plan

Please see Part III, Item 12 of this report for disclosure relating to our equity compensation plans.

Stock Performance Graph

The following graph compares our cumulative total stockholder return on our common stock between March 29, 2007 (the date of our initial public offering) and June 30, 2010 with the cumulative return of the Nasdaq Computer Index and the Nasdaq Composite Index, which both include our common stock, for the comparable period.

The graph reflects an investment of $100 in our common stock, the Nasdaq Computer Index and the Nasdaq Composite Index, on March 29, 2007, and a reinvestment of dividends, if any. The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.

Comparison of March 29, 2007 to June 30, 2010 Cumulative Total Return Among Super Micro Computer, Nasdaq Computer Index and Nasdaq Composite


COMPARISON OF 39 MONTH CUMULATIVE TOTAL RETURN
Among Super Micro Computer, Inc., The NASDAQ Composite Index And The NASDAQ Computer Index
$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Super Micro Computer, Inc.
Nasdaq Composite Index
Nasdaq Computer Index

	03/29/07	06/29/07	09/28/07	12/31/07	03/31/08	06/30/08	09/30/08
Super Micro Computer, Inc.	100.00	113.11	110.28	86.67	94.35	83.39	101.81
Nasdaq Composite Index	100.00	107.02	111.06	109.04	93.69	94.26	86.00
Nasdaq Computer Index	100.00	110.22	116.09	122.68	97.96	102.75	86.79

	12/31/08	03/31/09	06/30/09	09/30/09	12/31/09	03/31/10	06/30/10
Super Micro Computer, Inc.	71.53	55.59	86.55	95.59	125.65	195.25	152.54
Nasdaq Composite Index	64.83	62.84	75.44	87.25	93.28	98.58	86.71
Nasdaq Computer Index	65.40	68.55	85.05	99.38	111.72	114.55	101.73

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. ***Selected Financial Data***

The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and notes thereto in Part II, Item 8 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7, of this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Fiscal Years Ended June 30,				
	2010	2009	2008	2007	2006
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:(1)					
Net sales	$721,438	$505,609	$540,503	$420,393	$302,541
Cost of sales	606,446	416,899	436,950	345,384	242,235
Gross profit	114,992	88,710	103,553	75,009	60,306
Operating expenses:					
Research and development	37,382	34,514	30,537	21,171	15,814
Sales and marketing	20,458	17,119	18,191	12,586	9,363
General and administrative	15,318	13,824	14,554	11,467	6,931
Provision for (reversal of) litigation loss	1,089	—	—	(120)	575
Total operating expenses	74,247	65,457	63,282	45,104	32,683
Income from operations	40,745	23,253	40,271	29,905	27,623
Interest and other income, net	103	476	1,558	765	256
Interest expense	(383)	(930)	(1,025)	(1,332)	(1,257)
Income before income tax provision	40,465	22,799	40,804	29,338	26,622
Income tax provision	13,550	6,692	15,385	9,999	9,675
Net income	$ 26,915	$ 16,107	$ 25,419	$ 19,339	$ 16,947
Net income per share					
Basic	$ 0.73	$ 0.46	$ 0.81	$ 0.80	$ 0.77
Diluted	$ 0.65	$ 0.41	$ 0.65	$ 0.57	$ 0.53
Shares used in per share calculation					
Basic	35,883	34,218	31,355	24,153	22,010
Diluted	40,735	38,596	38,843	33,946	31,846

(1) Includes charges for stock-based compensation:

	2010	2009	2008	2007	2006
Cost of sales	$ 573	$ 578	$ 523	$ 300	$ 102
Research and development	3,106	2,608	1,817	1,058	441
Sales and marketing	880	826	641	362	236
General and administrative	1,898	1,649	1,187	710	317

	As of June 30,				
	2010	2009	2008	2007	2006
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 72,644	$ 70,295	$ 51,481	$ 50,864	$ 16,509
Working capital	158,982	130,987	102,392	95,086	37,026
Total assets	370,762	283,135	264,385	205,583	131,001
Short-term debt	18,553	—	—	—	—
Long-term obligations, net of current portion(2)	8,186	15,482	15,023	11,291	18,685
Total stockholders' equity	224,701	178,622	151,871	115,872	47,767

(2) $18.6 million of our short-term debt consisted of a building loan at June 30, 2010. $9.7 million, $10.0 million, $11.3 million and $18.6 million of our long-term obligations, net of current portion consisted of building loans at June 30, 2009, 2008, 2007 and 2006, respectively.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly under the heading "Risk Factors."

Overview

We are a global leader in server technology and green computing innovation. We develop and provide high performance server solutions based on an innovative, modular and open-standard architecture. Our solutions include a range of complete rackmount, workstation, storage, graphic processing unit and blade server systems, as well as subsystems and accessories which can be used by distributors, OEMs and end customers to assemble server systems. To date, we have generated the majority of our net sales from subsystems. In recent years our growth in net sales has been driven by the growth in the market for application optimized server systems. For fiscal years 2010, 2009 and 2008, net sales of optimized servers were $245.2 million, $196.7 million and $209.1 million, respectively, and net sales of subsystems and accessories were $476.2 million, $309.0 million and $331.4 million, respectively. In fiscal year 2010, we experienced an increase in net sales compared with fiscal year 2009 which we believe was primarily attributable to the recovery of the economy. In fiscal year 2009, we experienced a decline in net sales compared with fiscal year 2008 which we believe was primarily attributable to reductions in information technology spending in response to the global economic downturn.

We commenced operations in 1993 and have been profitable every year since inception. For fiscal years 2010, 2009 and 2008, our net sales were $721.4 million, $505.6 million and $540.5 million, respectively, and our net income was $26.9 million, $16.1 million and $25.4 million, respectively. Our increase in profitability in fiscal year 2010 was primarily attributable to the increase in our net sales of our subsystems and accessories and server systems offset in part by a decline in gross margins across our product lines as we grew market share during a time of economic recovery and an increase in operating expenses including $1.1 million for a provision for litigation loss (see Note 13 of Notes to Consolidated Financial Statements). Our decline in profitability in fiscal year 2009 was primarily attributable to the reduction in our net sales and to a lesser extent attributable to a reduction in our gross profit as a percentage of net sales as a result of increasing pricing pressure, offset in part by cost saving programs.

We sell our server systems and subsystems and accessories primarily through distributors and to a lesser extent to OEMs as well as through our direct sales force. For fiscal years 2010, 2009 and 2008, we derived 66.7%, 64.9% and 59.9%, respectively, of our net sales from products sold to distributors, and we derived 33.3%, 35.1% and 40.1%, respectively, from sales to OEMs and to end customers. None of our customers accounted for 10% or more of our net sales in fiscal years 2010, 2009 or 2008. For fiscal years 2010, 2009 and 2008, we derived 60.1%, 64.4% and 60.4%, respectively, of our net sales from customers in the United States. For fiscal years 2010, 2009 and 2008, we derived 39.9%, 35.6% and 39.6%, respectively, of our net sales from customers outside the United States.

We perform the majority of our research and development efforts in-house. For fiscal years 2010, 2009 and 2008, research and development expenses represented 5.2%, 6.8% and 5.6% of our net sales, respectively.

We use several suppliers and contract manufacturers to design and manufacture components in accordance with our specifications, with most final assembly and testing performed at our manufacturing facility in San Jose, California. During fiscal year 2010, we continued to invest in expanding our operations both in San Jose, California and our subsidiaries in the Netherlands and Taiwan in order to support our growth. We have begun manufacturing and service operations in the Netherlands and Taiwan to support our European and Asian customers and we plan to continue expanding our overseas manufacturing capacity in fiscal year 2011. One of our key suppliers is Ablecom, a related party, which supplies us with contract design and manufacturing support. For fiscal years 2010, 2009 and 2008, our purchases from Ablecom represented 20.5%, 22.1% and 24.3% of our cost of sales, respectively. The decrease in percentage of cost of sales in fiscal year 2010 and 2009 was primarily related to a higher product mix of subsystems and accessories which were purchased from other suppliers in fiscal year 2010 and 2009. Ablecom's sales to us constitute a substantial majority of Ablecom's net sales. We continue to maintain our manufacturing relationship with Ablecom in Asia in an effort to reduce our product costs and do not have any current plans to reduce our reliance on Ablecom product purchases. In addition to to providing a larger volume of contract manufacturing services for us, Ablecom continues to warehouse for us a number of components and subassemblies manufactured by multiple suppliers prior to shipment to our facilities in the U.S. and Europe. We typically negotiate the price of products that we purchase from Ablecom on a quarterly basis; however, either party may re-negotiate the price of products with each order. As a result of our relationship with Ablecom, it is possible that Ablecom may in the future sell products to us at a price higher or lower than we could obtain from an unrelated third party supplier. This may result in our future reporting of gross profit as a percentage of net sales that is less than or in excess of what we might have obtained absent our relationship with Ablecom.

In order to continue to increase our net sales and profits, we believe that we must continue to develop flexible and customizable server solutions and be among the first to market with new features and products. We measure our financial success based on various indicators, including growth in net sales, gross profit as a percentage of net sales, operating income as a percentage of net sales, levels of inventory, and days sales outstanding, or DSOs. In connection with these efforts, we monitor daily and weekly sales and shipment reports. Among the key non-financial indicators of our success is our ability to rapidly introduce new products and deliver the latest application optimized server solutions. In this regard, we work closely with microprocessor and other component vendors to take advantage of new technologies as they are introduced. Historically, our ability to introduce new products rapidly has allowed us to benefit from the introduction of new microprocessors and as a result we monitor the introduction cycles of Intel and AMD carefully. This also impacts our research and development expenditures. For example, our results for the quarter ended March 31, 2009 were in part adversely impacted by customer order delays in anticipation of the introduction of the Nehalem line of microprocessors and research and development expenditures necessary for us to prepare for the introduction.

Other Financial Highlights

The following is a summary of other financial highlights of fiscal year 2010:

- We generated (used) cash flows from operations of ($2.2) million, $21.8 million and $18.5 million in fiscal year 2010, 2009 and 2008, respectively. Our cash and cash equivalents, together with our investments, were $79.4 million at the end of fiscal year 2010, compared with $85.0 million at the end of fiscal year 2009.
- Days sales outstanding in accounts receivable ("DSO") at the end of fiscal year 2010 was 30 days, compared with 34 days at the end of fiscal year 2009.
- Our inventory balance was $135.6 million at the end of fiscal year 2010, compared with $90.0 million at the end of fiscal year 2009. Days sales of inventory ("DSI") at the end of fiscal year 2010 was 67 days, compared with 76 days at the end of fiscal year 2009. Our purchase commitments with contract manufacturers and suppliers were $92.1 million at the end of fiscal year 2010 and $52.1 million at the end of fiscal year 2009.
- In June 2010, the Company used $18.6 million of the revolving line of credit to purchase three buildings in San Jose, California and is required to obtain a mortgage loan to pay-off this line of credit by December 2010.

We believe that our cash position, our balance sheet, our visibility into our supply chain and our financing capabilities position us well to manage through the current economic recovery.

Fiscal Year

Our fiscal year ends on June 30. References to fiscal year 2010, for example, refer to the fiscal year ended June 30, 2010.

Revenues and Expenses

Net sales. Net sales consist of sales of our server solutions, including server systems, subsystems and accessories. The main factors which impact our net sales are unit volumes shipped and average selling prices. The prices for server systems range widely depending upon the configuration, and the prices for our subsystems and accessories vary based on the type. As with most electronics-based products, average selling prices typically are highest at the time of introduction of new products which utilize the latest technology and tend to decrease over time as such products mature in the market and are replaced by next generation products.

Cost of sales. Cost of sales primarily consists of the costs to manufacture our products, including the costs of materials, contract manufacturing, shipping, personnel and related expenses, equipment and facility expenses, warranty costs and inventory excess and obsolete provisions. The primary factors that impact our cost of sales are the mix of products sold and cost of materials, which include raw material costs, shipping costs and salary and benefits related to production. Cost of sales as a percentage of net sales may increase over time if decreases in average selling prices are not offset by corresponding decreases in our costs. Our cost of sales, as a percentage of net sales, is generally lower on server systems than on subsystems and accessories. Because we do not have long-term fixed supply agreements, our cost of sales is subject to change based on market conditions.

Research and development expenses. Research and development expenses consist of the personnel and related expenses of our research and development teams, and materials and supplies, consulting services, third party testing services and equipment and facility expenses related to our research and development activities. All research and development costs are expensed as incurred. We occasionally receive non-recurring engineering, or NRE funding from certain suppliers and customers. Under these programs, we are reimbursed for certain research and development costs that we incur as part of the joint development of our products and those of our suppliers and customers. These amounts offset a portion of the related research and development expenses and have the effect of reducing our reported research and development expenses.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries and commissions for our sales and marketing personnel, costs for tradeshows, independent sales representative fees and marketing programs. From time to time, we receive cooperative marketing funding from certain suppliers. Under these programs, we are reimbursed for certain marketing costs that we incur as part of the joint promotion of our products and those of our suppliers. These amounts offset a portion of the related expenses and have the effect of reducing our reported sales and marketing expenses. Similarly, we from time to time offer our distributors cooperative marketing funding which has the effect of increasing our expenses. The timing, magnitude and estimated usage of our programs and those of our suppliers can result in significant variations in reported sales and marketing expenses from period to period. Spending on cooperative marketing, either by us or our suppliers, typically increases in connection with significant product releases by us or our suppliers.

General and administrative expenses. General and administrative expenses consist primarily of general corporate costs, including personnel expenses, financial reporting, corporate governance and compliance and outside legal, audit and tax fees.

Provision for litigation loss. Loss from litigation relates to an action filed in France by Digitechnic, S.A., a former customer. The Company entered into a settlement agreement with Digitechnic, pursuant to which the Company made a payment of $1.1 million in December 2009.

Interest and other income, net. Interest and other income, net represents the net of our interest income on investments or interest expense on the building loans or letters of credit for our owned facilities offset by interest earned on our cash balances.

Income tax provision. Our income tax provision is based on our taxable income generated in the jurisdictions in which we operate, currently primarily the United States and the Netherlands and to a lesser extent, Taiwan. Our effective tax rate differs from the statutory rate primarily due to releasing of unrecognized tax liability on research and development credits resulting from lapsing statues of limitations, tax benefit of tax exempt interest income, research and development tax credits and the domestic production activities deduction. A reconciliation of the federal statutory income tax rate to our effective tax rate is set forth in Note 12 of Notes to Consolidated Financial Statements.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. We evaluate our estimates on an on-going basis, including those related to allowances for doubtful accounts and sales returns, cooperative marketing accruals, investment valuations, inventory valuations, income taxes, warranty obligations and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

We believe the following are our most critical accounting policies as they require our more significant judgments in the preparation of our financial statements.

Revenue recognition. We recognize revenue from sales of products, when persuasive evidence of an arrangement exists, shipment has occurred and title has transferred, the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured, and all significant obligations have been met. Generally this occurs at the time of shipment when risk of loss and title has passed to the customer. Our standard arrangement with our customers includes a signed purchase order or contract, Ex Works shipping point terms, except for a few customers who have free-on-board destination terms, and revenue is recognized when the products arrive at the destination, 30 to 60 days payment terms, and no customer acceptance provisions. We generally do not provide for non-warranty rights of return except for products which have "Out-of-box" failure, where customers could return these products for credit within 30 days of receiving the items. Certain distributors and OEMs are also permitted to return products in unopened boxes, limited to purchases over a specified period of time, generally within 60 to 90 days of the purchase, or to products in the distributor's or OEM's inventory at certain times (such as the termination of the agreement or product obsolescence). In addition, we have a sale arrangement with an OEM that has limited product return rights. To estimate reserves for future sales returns, we regularly review our history of actual returns for each major product line. We also communicate regularly with our distributors to gather information about end customer satisfaction, and to determine the volume of inventory in the channel. Reserves for future returns are adjusted as necessary, based on returns experience, returns expectations and communication with our distributors.

Probability of collection is assessed on a customer-by-customer basis. Customers are subjected to a credit review process that evaluates the customers' financial position and ability to pay. If it is determined from the outset of an arrangement that collection is not probable based upon the review process, the customers are required to pay cash in advance of shipment. We also make estimates of the uncollectibility of accounts receivables, analyzing accounts receivable and historical bad debts, customer concentrations, customer-credit-worthiness, current economic trends and changes in customer payment terms to evaluate the adequacy of the allowance for doubtful accounts. On a quarterly basis, we evaluate aged items in the accounts receivable aging report and provide an allowance in an amount we deem adequate for doubtful accounts. If management were to make different judgments or utilize different estimates, material differences in the amount of our reported operating expenses could result. We provide for price protection to certain distributors. We assess the market competition and product technology obsolescence, and make price adjustments based on our judgment. Upon each announcement of price reductions, the accrual for price protection is calculated based on our distributors' inventory on hand. Such reserves are recorded as a reduction to revenue at the time we reduce the product prices.

We have an immaterial amount of service revenue relating to non-warranty repairs, which is recognized upon shipment of the repaired units to customers. Service revenue has been less than 10% of net sales for all periods presented and is not separately disclosed.

Cooperative marketing accruals. We have arrangements with resellers of our products to reimburse the resellers for cooperative marketing costs meeting specified criteria. We accrue the cooperative marketing costs based on these arrangements and our estimate for resellers' claims for marketing activities. We record marketing costs meeting such specified criteria within sales and marketing expenses in the accompanying condensed consolidated statements of operations. For those marketing costs that do not meet the specified criteria, the amounts are recorded as a reduction to sales in the accompanying condensed consolidated statements of operations.

Impairment of short-term and long-term investments. Impairment of short-term and long-term investments relates to the unrealized loss on the carrying value of our investments in auction rate securities; such securities were rated AAA at the date of purchase. The liquidity and fair value of these securities has been negatively impacted by the uncertainty in the credit markets and exposure of these securities to the financial condition of bond insurance companies. We have received all interest payments due on these instruments on a timely basis. Each of these securities has been subject to auction processes for which there had been insufficient bidders on the scheduled rollover dates and the auctions have subsequently failed. When these securities lost the short-term liquidity previously provided by the auction processes, we reclassified these securities as long-term investments. For the securities with the stated maturity less than a year, the securities were classified as short-term available-for-sale investments. We have used a discounted cash flow model to estimate the fair value of these investments as of June 30, 2010 and 2009. The material factors used in preparing the discounted cash flow model are 1) the discount rate utilized to present value the cash flows, 2) the time period until redemption and 3) the estimated rate of return. Management derives the estimates by obtaining input from market data on the applicable discount rate, estimated time to maturity and estimated rate of return. The changes in fair value have been primarily due to changes in the estimated rate of return and a change in the estimated period to liquidity. The fair value of our investment portfolio may change between 2% to 3% by increasing or decreasing the rate of return used by 1% or by increasing or decreasing the term used by 1 year. Changes in these estimates or in the market conditions for these investments are likely in the future based upon the then current market conditions for these investments and may affect the fair value of these investments. As of June 30, 2010 and 2009 we have recorded an accumulative unrealized loss of $204,000 and $801,000, net of deferred income taxes, on the securities, respectively. We deem this loss to be temporary as we determined that we will not likely be required to sell the securities before their anticipated recovery and we have the intent and ability to hold our investments until recovery of cost.

Product warranties. We offer product warranties ranging from 15 to 39 months against any defective product. We accrue for estimated returns of defective products at the time revenue is recognized, based on historical warranty experience and recent trends. We monitor warranty obligations and may make revisions to our warranty reserve if actual costs of product repair and replacement are significantly higher or lower than estimated. Accruals for anticipated future warranty costs are charged to cost of sales and included in accrued liabilities. The liability for product warranties was $4.6 million as of June 30, 2010, compared with $3.6 million as of June 30, 2009. The provision for warranty reserve was $8.5 million, $6.7 million and $6.6 million in fiscal years 2010, 2009 and 2008, respectively. Our estimates and assumptions used have been historically close to actual. The change in estimated liability for pre-existing warranties was ($0.9) million, $0.3 million and ($0.1) million in fiscal years 2010, 2009 and 2008, respectively. As we experienced an increase in net sales in fiscal year 2010, the provision for warranty reserve increased $1.8 million compared to fiscal year 2009. As we experienced an increase in cost of warranty claims in fiscal year 2009 compared with our historical experience, the provision for warranty reserve increased $0.1 million compared to fiscal year 2008. If in future periods, we experience or anticipate an increase or decrease in warranty claims as a result of new product introductions or change in unit volumes compared with our historical experience, or if the cost of servicing warranty claims is greater or lesser than expected, we intend to adjust our estimates appropriately.

Inventory valuation. Inventory is valued at the lower of cost or market. We evaluate inventory on a quarterly basis for lower of cost or market and excess and obsolescence and, as necessary, write down the valuation of units to lower of cost or market or for excess and obsolescence based upon the number of units that are unlikely to be sold based upon estimated demand for the following twelve months. This evaluation takes into account matters including expected demand, anticipated sales price, product obsolescence and other factors. If actual future demand for our products is less than currently forecasted, additional inventory adjustments may be required. Once a reserve is established, it is maintained until the product to which it relates is sold or scrapped. If a unit that has been written down is subsequently sold, the cost associated with the revenue from this unit is reduced to the extent of the write down, resulting in an increase in gross profit. We monitor the extent to which previously written down inventory is sold at amounts greater or less than carrying value, and based on this analysis, adjust our estimate for determining future write downs. If in future periods, we experience or anticipate a change in recovery rate compared with our historical experience, our gross margin would be affected. Our provision for inventory was $2.6 million, $1.5 million and $6.9 million in fiscal years 2010, 2009 and 2008, respectively.

Accounting for income taxes. We account for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carry-forwards and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

We recognize the tax liability for uncertain income tax positions on the income tax return based on the two-step process. The first step is to determine whether it is more likely than not that each income tax position would be sustained upon audit. The second step is to estimate and measure the tax benefit as the amount that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. Estimating these amounts requires us to determine the probability of various possible outcomes. We evaluate these uncertain tax positions on a quarterly basis. This evaluation is based on the consideration of several factors, including changes in facts or circumstances, changes in applicable tax law, settlement of issues under audit and new exposures. If we later determine that our exposure is lower or that the liability is not sufficient to cover our revised expectations, we adjust the liability and effect a related change in our tax provision during the period in which we make such determination. See Note 12 of Notes to Consolidated Financial Statements for the impact on our consolidated financial statements.

Stock-based compensation. Effective July 1, 2006, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. Prior to July 1, 2006, we have recorded compensation expense for stock options with exercise prices less than the fair value of the underlying common stock at the option grant date. Amortization of deferred stock compensation, resulting from such stock options granted to employees and directors, when the exercise price of our stock options was less than the deemed market price of the underlying stock on the date of the grant, for the years ended June 30, 2010, 2009 and 2008, was $0.1 million, $0.6 million and $0.8 million, respectively. Since July 1, 2006, the Company measures the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). Compensation expense for options granted to employees after July 1, 2006, was $6.3 million, $5.1 million and $3.4 million for the years ended June 30, 2010, 2009 and 2008, respectively.

As of June 30, 2010, the total unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested stock options granted since July 1, 2006 to employees and non-employee directors, was $13.9 million, which is expected to be recognized as an expense over a weighted-average period of approximately 2.5 years. See Note 11 of Notes to our Consolidated Financial Statements for additional information.

We estimated the fair value of stock options granted using a Black-Scholes option-pricing model and a single option award approach. This model requires us to make estimates and assumptions with respect to the expected term of the option, the expected volatility of the price of our common stock and the expected forfeiture rate. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

The expected term represents the period that our stock-based awards are expected to be outstanding and was determined based on an analysis of the relevant peer companies' post-vest termination rates and exercise behavior. The expected volatility is based on a combination of the implied and historical volatility of our relevant peer group for the stock options granted prior to September 30, 2009. For stock options granted after September 30, 2009, expected volatility is based solely on our historical volatility. In addition, forfeitures of share-based awards are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

Variable interest entities. We have analyzed our relationship with Ablecom and its subsidiaries and we have concluded that Ablecom is a variable interest entity in accordance with applicable accounting standards and guidance; however, we are not the primary beneficiary of Ablecom and therefore, we do not consolidate Ablecom. In performing our analysis, we considered our explicit arrangements with Ablecom including the supplier and distributor arrangements. Also, as a result of the substantial related party relationship between the two companies, we considered whether any implicit arrangements exist that would cause us to protect those related parties' interests in Ablecom from suffering losses. We determined that no implicit arrangements exist with Ablecom or its shareholders. Such an arrangement would be inconsistent with the fiduciary duty that we have towards our stockholders who do not own shares in Ablecom. In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for fiscal years beginning after November 15, 2009 and interim periods therein and thereafter. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We are still evaluating the impact, if any, that the adoption of this standard may have on our financial position or results of operations.

Results of Operations

The following table sets forth our financial results, as a percentage of net sales for the periods indicated:

	Years Ended June 30,		
	2010	2009	2008
Net sales	100.0%	100.0%	100.0%
Cost of sales	84.1	82.5	80.8
Gross profit	15.9	17.5	19.2
Operating expenses:			
Research and development	5.2	6.8	5.6
Sales and marketing	2.8	3.4	3.4
General and administrative	2.1	2.7	2.7
Provision for litigation loss	0.2	0.0	0.0
Total operating expenses	10.3	12.9	11.7
Income from operations	5.6	4.6	7.5
Interest and other income, net	0.0	0.1	0.2
Interest expense	(0.0)	(0.2)	(0.2)
Income before income tax provision	5.6	4.5	7.5
Income tax provision	1.9	1.3	2.8
Net income	3.7%	3.2%	4.7%

Comparison of Fiscal Years Ended June 30, 2010 and 2009

Net sales. Net sales increased by $215.8 million, or 42.7%, to $721.4 million from $505.6 million, for fiscal year 2010 and 2009, respectively. This increase was due primarily to an increase in unit volumes of subsystems and accessories and average selling prices of server systems. For fiscal year 2010, the number of units sold increased 54.4% to 3.4 million compared to 2.2 million for fiscal year 2009. The increase in unit volumes was primarily due to an increase in unit volumes of system accessories. For fiscal year 2010, the number of server system units sold increased 12.1% to 176,000 compared to 157,000 for fiscal year 2009. The average selling price of server system units increased 12.0% to $1,400 in fiscal year 2010 compared to $1,250 in fiscal year 2009. The average selling prices of our server systems increased principally due to higher average selling prices of our 6000 Series configuration of servers which incorporated additional features offset in part by declines in average selling prices of more mature products. Sales of server systems increased by $48.6 million or 24.7% from fiscal year 2009 to fiscal year 2010, primarily due to higher sales of our 6000 Series configuration of servers and higher sales to system integrators offset in part by lower sales of more mature products. Sales of server systems represented 34.0% of our net sales for fiscal year 2010 compared to 38.9% of our net sales for fiscal year 2009. For fiscal year 2010, the number of subsystems and accessories units sold increased 57.6% to 3.3 million compared to 2.1 million for fiscal year 2009. Sales of subsystems and accessories increased by $167.3 million or 54.1% from fiscal year 2009 to fiscal year 2010, primarily due to higher sales to distributors, resellers and system integrators who increasingly are purchasing additional accessories from us and completing the final assembly themselves. Sales of subsystems and accessories represented 66.0% of our net sales for fiscal year 2010 as compared to 61.1% of our net sales for fiscal year 2009. For fiscal year 2010 and 2009, we derived 66.7% and 64.9%, respectively, of our net sales from products sold to distributors and we derived 33.3% and 35.1%, respectively, from sales to OEMs and to end customers. For fiscal year 2010, customers in the United States, Europe and Asia accounted for 60.1%, 21.7% and 14.8%, of our net sales, respectively, as compared to 64.4%, 21.5% and 11.2%, respectively, for fiscal year 2009.

Cost of sales. Cost of sales increased by $189.5 million, or 45.5%, to $606.4 million from $416.9 million, for fiscal year 2010 and 2009, respectively. Cost of sales as a percentage of net sales was 84.1% and 82.5% for fiscal year 2010 and 2009, respectively. The increase in absolute dollars of cost of sales was primarily attributable to the increase in net sales, an increase of $3.3 million in freight-in charges, an increase of $1.8 million in provision for warranty reserve and an increase of $1.2 million in provision for inventory reserve. The higher cost of sales as a percentage of net sales was primarily due to a lower percentage of sales from server systems and a higher percentage of sales of subsystem and accessories and increased sales to distributors, resellers and system integrators. In fiscal year 2010, we recorded a $8.5 million expense, or 1.2% of net sales, related to the provision for warranty reserve as compared to $6.7 million, or 1.3% of net sales, in fiscal year 2009. The increase in the provision for warranty reserve was primarily due to higher net sales in fiscal year 2010. If in future periods we experience or anticipate an increase or decrease in warranty claims as a result of new product introductions or change in unit volumes compared with our historical experience, or if the cost of servicing warranty claims is greater or lesser than expected, our gross margin would be affected. In fiscal year 2010, we recorded a $2.6 million expense, or 0.4% of net sales, related to the inventory provision as compared to $1.5 million, or 0.3% of net sales, in fiscal year 2009. The increase in the inventory provision was primarily for older products as a result of product transitions.

Research and development expenses. Research and development expenses increased by $2.9 million, or 8.3%, to $37.4 million from $34.5 million, for fiscal year 2010 and 2009, respectively. Research and development expenses were 5.2% and 6.8% of net sales for fiscal year 2010 and 2009, respectively. The increase in absolute dollars was primarily due to an increase of $4.0 million in compensation and benefits resulting from growth in research and development personnel, including higher stock-based compensation expense to support the expansion of our operations at our headquarters and operations in the Netherlands and Taiwan and a decrease of $0.2 million in non-recurring engineering funding from certain suppliers and customers. This increase was offset in part by a decrease of $1.3 million in development costs associated with new products.

Research and development expenses include stock-based compensation expense of $3.1 million and $2.6 million for fiscal year 2010 and 2009, respectively.

Sales and marketing expenses. Sales and marketing expenses increased by $3.3 million, or 19.5%, to $20.5 million from $17.1 million, for fiscal year 2010 and 2009, respectively. Sales and marketing expenses were 2.8% and 3.4% of net sales for fiscal year 2010 and 2009, respectively. The increase in absolute dollars was primarily due to an increase of $2.0 million in compensation and benefits resulting from growth in sales and marketing personnel, including higher stock-based compensation expense, a decrease of $0.4 million in cooperative marketing funding from vendors, an increase of $0.4 million in advertising and promotion expenses and an increase of $0.3 million in trade show expenses.

Sales and marketing expenses include stock-based compensation expense of $0.9 million and $0.8 million for fiscal year 2010 and 2009, respectively.

General and administrative expenses. General and administrative expenses increased by $1.5 million, or 10.8%, to $15.3 million from $13.8 million, for fiscal year 2010 and 2009, respectively. General and administrative expenses were 2.1% and 2.7% of net sales for fiscal year 2010 and 2009, respectively. The increase in absolute dollars was primarily due to an increase of $0.9 million in compensation and benefits, including higher stock-based compensation expense, in part to support the expansion of our operations at our headquarters and operations in the Netherlands and Taiwan and an increase of $0.5 million in bad debt expenses.

General and administrative expenses include stock-based compensation expense of $1.9 million and $1.6 million for fiscal year 2010 and 2009, respectively.

Provision for litigation loss. Loss from litigation increased to $1.1 million from $0, for fiscal year 2010 and 2009, respectively. The increase was due to a settlement payment related to the Digitechnic lawsuit. (See Note 13 of Notes to Consolidated Financial Statements.)

Interest and other expense, net. Interest and other expense was reduced by $0.2 million, to $0.3 million of expense from $0.5 million of expense, for fiscal year 2010 and 2009, respectively, of which $0.4 million and

$0.9 million was interest expense for fiscal year 2010 and 2009, respectively. The net change was due to lower interest income of $0.4 million resulting from lower interest rates and lower interest expense of $0.5 million as the Company paid off two outstanding building loans in July and August 2009. We expect the interest expenses will increase in the future as we have borrowed $18.6 million to purchase properties in San Jose, California in June 2010 and intend to obtain additional financing to purchase land and to fund building construction in Taiwan in fiscal year 2011.

Provision for income taxes. Provision for income taxes increased by $6.9 million, or 102.5%, to $13.6 million from $6.7 million, for the fiscal year 2010 and 2009, respectively. The effective tax rate was 33.5% and 29.4% for fiscal year 2010 and 2009, respectively. The increase in the effective tax rate was primarily due to the expiration of the federal research and development tax credit in fiscal year 2010.

Comparison of Fiscal Years Ended June 30, 2009 and 2008

Net sales. Net sales decreased by $34.9 million, or 6.5%, to $505.6 million from $540.5 million, for fiscal years 2009 and 2008, respectively. This decrease was due primarily to a decrease in unit volumes. For fiscal year 2009, the approximate number of units sold decreased 15.4% to 2.2 million compared to 2.6 million for fiscal year 2008. The decrease in unit volumes was primarily due to a decrease in unit volumes of chassis, serverboards and server systems offset in part by an increase in unit volumes of system accessories. For fiscal year 2009, the approximate number of server system units sold decreased 7.1% to 157,000 compared to 169,000 for fiscal year 2008. The average selling price of server system units was approximately $1,250 for fiscal year 2009 compared to $1,200 for fiscal year 2008. Growth in the average selling prices of our server systems was principally driven by an increase in average selling prices of OEM and bundled server solutions offset in part by declines in average selling prices of 5000 Series configurations of servers, SuperBlades, 7000 Series configurations of servers and AMD servers. Sales of server systems decreased by $12.5 million or 6.0% from fiscal year 2008 to fiscal year 2009, primarily due to lower sales of 6000 and 5000 Series configuration of servers offset in part by higher sales of our OEM and bundled server solutions utilizing our high efficiency power supplies and higher sales of SuperBlades. Sales of server systems represented 38.9% of our net sales for fiscal year 2009 as compared to 38.7% of our net sales for fiscal year 2008. For fiscal year 2009, the approximate number of subsystems and accessories units sold decreased 16.6% to 2.1 million compared to 2.5 million for fiscal year 2008. Sales of subsystems and accessories decreased by $22.4 million or 6.8% from fiscal year 2008 to fiscal year 2009. Sales of subsystems and accessories represented 61.1% of our net sales for fiscal year 2009 as compared to 61.3% of our net sales for fiscal year 2008. We believe that the decline in our net sales in fiscal year 2009 was primarily attributable to reductions in information technology spending in response to the global economic downturn and to a lesser extent was impacted by delayed customer orders in anticipation of the release by Intel of its Nehalem line of microprocessors which were launched at the end of March 31, 2009. For fiscal years 2009 and 2008, we derived 64.9% and 59.9%, respectively, of our net sales from products sold to distributors and we derived 35.1% and 40.1%, respectively, from sales to OEMs and to end customers. For fiscal year 2009, customers in the United States, Asia, Germany and the rest of Europe accounted for 64.4%, 11.2%, 5.1% and 16.4%, of our net sales, respectively, as compared to 60.4%, 15.2%, 5.5% and 17.0%, respectively, for fiscal year 2008.

Cost of sales. Cost of sales decreased by $20.1 million, or 4.6%, to $416.9 million from $437.0 million, for fiscal years 2009 and 2008, respectively. Cost of sales as a percentage of net sales was 82.5% and 80.8% for fiscal years 2009 and 2008, respectively. The decrease in absolute dollars of cost of sales was primarily attributable to the decrease in net sales and a decrease of $5.4 million in inventory provision, a decrease of $3.4 million in freight-in charges offset in part by an increase of $0.1 million in provision for warranty reserve. The higher cost of sales as a percentage of net sales was primarily due to a decrease in standard gross margin as a result of lower margins across our product lines due to competitive pricing pressures and our strategy to grow market share during the economic downturn combined with lower prices for our maturing product line in advance of the Intel Nehalem launch. In fiscal year 2009, we recorded a $6.7 million expense, or 1.3% of net sales, related to the provision for warranty reserve as compared to $6.6 million, or 1.2% of net sales, in fiscal year 2008. The increase in the provision for warranty reserve was primarily due to higher repair costs in fiscal year 2009. If in future periods we experience or anticipate an increase or decrease in warranty claims as a result of new product introductions or change in unit volumes compared with our historical experience, or if the cost of servicing warranty claims is greater or lesser than expected, our gross margin would be affected. In fiscal year 2009, we recorded a $1.5 million expense, or 0.3% of net sales, related to the inventory provision as compared to $6.9 million, or 1.3% of net sales, in fiscal year 2008. The decrease in the inventory provision was primarily due to the improvement of our inventory management to reduce excess and slow moving inventory through product conversion and increasing sales efforts. In fiscal year 2009, the historical analysis of sales of previously written down inventory was such that we decreased our estimate for reserving excess and obsolete inventory. If in future periods, we experience or anticipate a change in recovery rate compared with our historical experience, our gross margin would be affected.

Research and development expenses. Research and development expenses increased by $4.0 million, or 13.0%, to $34.5 million from $30.5 million for fiscal years 2009 and 2008, respectively. Research and development expenses were 6.8% of net sales for fiscal year 2009 and 5.6% of net sales for fiscal year 2008. The increase in absolute dollars and percentage of sales was primarily due to an increase of $4.8 million in compensation and benefits resulting from growth in research and development personnel, including higher stock-based compensation expense offset in part by an increase of $0.9 million in non-recurring engineering funding from certain suppliers and customers.

Research and development expenses include stock-based compensation expense of $2.6 million and $1.8 million for fiscal year 2009 and 2008, respectively. The increase in absolute dollars was primarily due to the growth in research and development personnel.

Sales and marketing expenses. Sales and marketing expenses decreased by $1.1 million, or 5.9%, to $17.1 million from $18.2 million, for fiscal years 2009 and 2008, respectively. Sales and marketing expenses were 3.4% of net sales for both fiscal years 2009 and 2008. The decrease in absolute dollars was primarily due to a decrease of $1.1 million in cooperative marketing funding to customers and a decrease of $0.3 million in compensation and benefits offset in part by a decrease of $0.3 million in cooperative marketing funding from vendors.

Sales and marketing expenses include stock-based compensation expense of $0.8 million and $0.6 million for fiscal years 2009 and 2008, respectively.

General and administrative expenses. General and administrative expenses decreased by $0.7 million, or 5.0%, to $13.8 million from $14.6 million, for fiscal years 2009 and 2008, respectively. General and administrative expenses were 2.7% of net sales for both fiscal years 2009 and 2008. The decrease in absolute dollars was primarily due to a decrease of $1.2 million in consulting fees related to Sarbanes-Oxley 404 (SOX) compliance and a decrease of $0.6 million in accrued claims related to a settlement offer of licensing fees offset in part by an increase of $0.9 million in compensation and benefits, including higher stock-based compensation expense and an increase of $0.2 million in legal expenses.

General and administrative expenses include stock-based compensation expense of $1.6 million and $1.2 million for fiscal years 2009 and 2008, respectively.

Interest and other expense, net. Interest and other expense, net changed by $1.0 million, to $0.5 million of expense from $0.5 million of income, for fiscal year 2009 compared to fiscal year 2008, respectively, of which $0.9 million and $1.0 million was interest expense for fiscal years 2009 and 2008, respectively. The net change was due to lower interest income of $1.1 million resulting from lower interest rates. We expect the interest expenses will decrease in the future as we paid off our outstanding building loans in July and August 2009.

Provision for income taxes. Provision for income taxes decreased by $8.7 million, or 56.5%, to $6.7 million from $15.4 million, for fiscal years 2009 and 2008, respectively. The effective tax rate was 29.4% and 37.7% for fiscal years 2009 and 2008, respectively. The decrease in the effective tax rate was primarily the result of the reinstatement of the federal research and development tax credit and the release of an unrecognized tax liability on research and development credits of $0.7 million resulting from lapsing statues of limitations in fiscal year 2009.

Liquidity and Capital Resources

Since our inception, we have financed our growth primarily with funds generated from operations and from the proceeds of our initial public offering. Our cash and cash equivalents and short-term investments were $73.5 million and $70.6 million as of June 30, 2010 and 2009, respectively.

Operating Activities. Net cash provided by (used in) operating activities was ($2.2) million, $21.8 million and $18.5 million for fiscal years 2010, 2009 and 2008, respectively. Net cash used in our operating activities for fiscal year 2010 was primarily due to our net income of $26.9 million, an increase in accounts payable of $21.8 million, an increase in net income taxes payable of $9.5 million, stock-based compensation expense of $6.5 million, an increase in accrued liabilities of $5.5 million and allowance for sales returns of $5.3 million which were offset by an increase in inventory of $48.2 million and an increase in accounts receivable of $33.3 million. Net cash provided by our operating activities for fiscal year 2009 was primarily due to our net income of $16.1 million, stock-based compensation expense of $5.7 million, an increase in net income taxes payable of $4.8 million and allowance for sales returns of $4.2 million which was substantially offset by a decrease in accounts payable of $6.9 million and an increase in inventory of $5.8 million. Net cash provided by our operating activities for fiscal year 2008 was primarily due to our net income of $25.4 million, an increase in accounts payable of $18.6 million, provision for inventory of $6.9 million, allowance for sales returns of $5.6 million and stock-based compensation expense of $4.2 million which was substantially offset by an increase in inventory of $25.8 million and an increase in accounts receivable of $22.0 million.

The increase for fiscal year 2010 in accounts receivable was primarily due to higher net sales during fiscal year 2010. The increase for fiscal year 2010 in inventory, accounts payable and accrued liabilities was due to an increase in demand for our products resulting from a recovering economy and to support the growth of the Company. We anticipate that accounts receivable, sales returns, inventory and accounts payable will continue to increase to the extent we continue to grow our product lines and our business.

The decrease for fiscal year 2009 in sales returns was primarily due to lower net sales during fiscal year 2009 as a result of reductions in information technology spending in response to the global economic downturn and to a lesser extent was impacted by delayed customer orders in anticipation of the release by Intel of its Nehalem line of microprocessors in the quarter ended March 31, 2009. The decrease for fiscal year 2009 in accounts payable was primarily due to timing of payments to our vendors. The increase for fiscal year 2009 in inventory was primarily due to our increased purchases of X8 Nehalem products which were launched at the end of March 31, 2009.

The increases for fiscal years 2008 in accounts receivable, sales returns, inventory and accounts payable were primarily due to growth in net sales during the periods as a result of new product introductions, increased sales of existing rackmount and blade server systems and server accessories and increased purchases from our suppliers.

Investing activities. Net cash used in our investing activities was ($11.8) million, ($2.7) million and ($19.6) million for fiscal years 2010, 2009 and 2008, respectively. In fiscal year 2010, $22.2 million was related to the purchase of property, plant and equipment offset in part by the redemption at par of investments in auction rate securities of $8.9 million. In fiscal year 2009, $3.6 million was related to the purchase of property, plant and equipment offset in part by the redemption at par of investments in auction rate securities of $0.9 million. In fiscal year 2008, $22.5 million was mainly related to the purchase of investments in auction rate securities, $16.1 million due to the purchase of property, plant and equipment which included $11.3 million related to the purchased of land and an office building to support our growth and $1.7 million was mainly related to certificates of deposits secured for two irrevocable letters of credit for the bonds related to the Digitechnic case and a leased building, offset in part by the proceeds from investments of $20.6 million. We have historically owned our manufacturing facilities and have leased off-shore offices. We plan to purchase land in Taiwan in fiscal year 2011 and develop the land for manufacturing and service operations through fiscal year 2012. We plan to finance the purchase and the development through operating cash flows and additional financing from banks.

The expansion of our manufacturing capability has to date not been capital intensive as our internal manufacturing is limited to assembly and test. We expect to continue to make significant capital investments in the future as we expand our assembly and test capabilities and invest in our infrastructure in order to improve our controls and procedures in anticipation of growing our business.

Financing activities. Net cash provided by (used in) our financing activities was $16.3 million, ($0.3) million and $1.7 million for fiscal years 2010, 2009 and 2008, respectively. In fiscal year 2010, $18.6 million was related to proceeds from the revolving line of credit associated with the purchase of three buildings and $6.4 million was proceeds from exercise of stock options and $1.5 million was related to the excess tax benefits from stock-based compensation. In fiscal year 2009, we repurchased 445,028 shares of treasury stock for $2.0 million and received $2.1 million of proceeds from exercise of stock options. In fiscal year 2008, $2.9 million was proceeds from exercise of stock options. We repaid $10.0 million, $0.3 million and $1.3 million in loans for fiscal years 2010, 2009 and 2008, respectively.

We have historically generated cash from our operating activities as we have grown and for fiscal year 2010 the amount was a use of cash of $2.2 million. We expect to experience continued growth in our working capital requirements as we continue to expand our business. We intend to fund this continued expansion though cash generated by operations and additional financing from banks. We anticipate that working capital will constitute a material use of our cash resources. We have sufficient cash on hand to continue to operate in the next 12 months.

Other factors affecting liquidity and capital resources

As of June 30, 2010, we had a revolving line of credit totaling $25.0 million that matures on June 15, 2013 with an interest rate at the LIBOR rate plus 1.50% per annum. In June 2010, we used $18.6 million of the line of credit to purchase three buildings with approximately 167,000 square feet of space in San Jose, California adjacent to our headquarters. The loan is secured by all our assets except for the three buildings purchased in San Jose, California, and we are required to obtain a mortgage loan to pay-off this line of credit by December 2010. As of June 30, 2010, we were in compliance with the financial covenants associated with the line of credit.

In addition, we have historically paid our contract manufacturers within 40 to 74 days of invoice and Ablecom between 52 and 105 days of invoice. Ablecom, a Taiwan corporation, is one of our major contract manufacturers and a related party. As of June 30, 2010 and 2009 amounts owed to Ablecom by us were $19.5 million and $21.5 million, respectively.

In February 2008, we leased an office building of approximately 246,000 square feet in Fremont, California with total payment obligations of $8.4 million over the next 5.1 years as of June 30, 2010. We also obtained an irrevocable standby letter of credit required by the landlord of the office lease totaling $121,000. This amount has been classified as a restricted asset as of June 30, 2010.

As of June 30, 2010, we held $6.7 million of auction rate securities, net of unrealized losses, representing our interest in auction rate preferred shares in a closed end mutual fund invested in municipal securities and auction rate student loans guaranteed by the Federal Family Education Loan Program; such auction rate securities were rated AAA or BAA3 at June 30, 2010. These auction rate preferred shares have no stated maturity date and stated maturity dates for these auction rate student loans range from 2010 to 2040. During February 2008, the auctions for these auction rate securities began to fail to obtain sufficient bids to establish a clearing rate and were not saleable in the auction, thereby losing the short-term liquidity previously provided by the auction process. As a result, as of June 30, 2010, $5.9 million of these auction rate securities have been classified as long-term available-for-sale investments. The remaining $0.8 million of auction rate student loans were classified as short-term available-for-sale investments because $0.4 million of the securities were redeemed at par in July 2010 and the stated maturity for the remaining securities occur in September 2010. Based on our assessment of fair value at June 30, 2010, we have recorded an accumulated unrealized loss of $0.2 million, net of deferred income taxes, on both long-term and short-term auction rate securities. The unrealized loss was deemed to be temporary and has been recorded as a component of accumulated other comprehensive loss.

Although we have determined that we will not likely be required to sell the securities before the anticipated recovery and we have the intent and ability to hold these investments until successful auctions occur, these investments are not currently liquid and in the event we need to access these funds, we will not be able to do so without a loss of principal. There can be no assurances that these investments will be settled in the short term or that they will not become other-than-temporarily impaired subsequent to June 30, 2010, as the market for these investments is presently uncertain. In any event, we do not have a present need to access these funds for operational purposes. We will continue to monitor and evaluate these investments as there is no assurance as to when the market for these investments will allow us to liquidate them. We may be required to record impairment charges in periods subsequent to June 30, 2010 with respect to these securities and, if a liquid market does not develop for these investments, we could be required to hold them to maturity. In fiscal year 2010, 2009 and 2008, $8.9 million, $0.9 million and $20.6 million of these auction rate securities were redeemed at par.

Our long-term future capital requirements will depend on many factors, including our level of revenues, the timing and extent of spending to support our product development efforts, the expansion of sales and marketing activities, the timing of our introductions of new products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. We could be required, or could elect, to seek additional funding through public or private equity or debt financing and additional funds may not be available on terms acceptable to us or at all.

Contractual Obligations

The following table describes our contractual obligations as of June 30, 2010:

	Payments Due by Period				
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
			(in thousands)		
Operating leases	$ 2,768	$4,336	$3,977	$429	$ 11,510
Capital leases, including interest	66	46	5	—	117
Building loan, including interest	18,553	—	—	—	18,553
License arrangement	505	911	684	—	2,100
Purchase commitments	92,108	—	—	—	92,108
Total	$114,000	$5,293	$4,666	$429	$124,388

The table above excludes liabilities for deferred rent of $0.8 million, deferred revenue for warranty services of $1.6 million and unrecognized tax benefits and related interest and penalties accrual of $6.4 million. We have not provided a detailed estimate of the payment timing of unrecognized tax benefits due to the uncertainty of when the related tax settlements will become due. See Note 12 of Notes to our Consolidated Financial Statements in Item 8 of this Form 10-K for a discussion of income taxes.

We expect to fund our remaining contractual obligations from our ongoing operations and existing cash and cash equivalents on hand.

Recent Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board ("FASB") issued authoritative guidance which requires participating securities, such as unvested restricted stock awards containing nonforfeitable rights to receive dividends, whether paid or unpaid, to be included in the computation of earnings per share pursuant to the two-class method. The two-class method requires entities to allocate both distributed and undistributed earnings to common shareholders and holders of participating securities. All prior period earnings per share data is required to be adjusted retrospectively to conform with the new guidance. The impact of our adoption of this standard in fiscal year 2010, 2009 and 2008 is described in Note 2 of Notes to Consolidated Financial Statements.

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for fiscal years beginning after November 15, 2009 and interim periods therein and thereafter. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. This accounting guidance is effective for us beginning in the first quarter of fiscal year 2011. We are still evaluating the impact, if any, that the adoption of this standard may have on our financial position or results of operations.

In October 2009, the FASB issued authoritative guidance on revenue recognition, which is effective prospectively for fiscal years beginning on or after June 15, 2010, with earlier adoption permitted. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative fair value method. The new guidance includes new disclosure requirements on how the application of the relative fair value method affects the timing and amount of revenue recognition. This accounting guidance is effective for us beginning in the first quarter of fiscal year 2011. We are currently assessing the impact, if any, of this guidance on our consolidated financial position and results of operations.

In January 2010, the FASB issued authoritative guidance on Fair Value Measurements and Disclosures — Improving Disclosures About Fair Value Measurements. The new guidance requires new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures was effective in the Company's second quarter of fiscal year 2010, except for the disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements, which are effective for the Company's first quarter of fiscal year 2011. Other than requiring additional disclosures, the adoption of this standard did not have a material impact on our consolidated financial position and results of operations.

In April 2010, the FASB updated its guidance related to the milestone method of revenue recognition. The update provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. The updated guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010, with early adoption permitted. We have not yet adopted the updated guidance and do not expect adoption to have a material impact on our consolidated financial position and results of operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Item 7A. *Qualitative and Quantitative Disclosure About Market Risk*

Interest Rate Risk

The primary objectives of our investment activities are to preserve principal, provide liquidity and maximize income without significantly increasing the risk. Some of the securities we invest in are subject to market risk. This means that a change in prevailing interest rates may cause the fair value of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in money market funds and certificates of deposit. Since our results of operations are not dependent on investments, the risk associated with fluctuating interest rates is limited to our investment portfolio, and we believe that a 10% change in interest rates would not have a significant impact on our results of operations. As of June 30, 2010, our investments were in money market funds, certificates of deposits and auction rate securities (see Liquidity Risk below).

We had $18.6 million and $10.0 million of indebtedness under our credit facilities as of June 30, 2010 and 2009, respectively. In July and August 2009, we paid off building loans of $10.2 million including a pre-payment penalty of $0.2 million. The annual interest rate on our credit facilities for our outstanding loan is based on the LIBOR rate plus 1.50% per annum. At June 30, 2010, the interest rate was 1.84%.

Liquidity Risk

As of June 30, 2010, we held $6.7 million of auction rate securities, net of unrealized losses, representing our interest in auction rate preferred shares in a closed end mutual fund invested in municipal securities and auction rate student loans guaranteed by the Federal Family Education Loan Program; such auction rate securities were rated AAA or BAA3 at June 30, 2010. These auction rate preferred shares have no stated maturity date and the stated maturity dates for these auction rate student loans range from 2010 to 2040. During February 2008, the auctions for these auction rate securities began to fail to obtain sufficient bids to establish a clearing rate and were not saleable in the auction, thereby losing the short-term liquidity previously provided by the auction process. As a result, as of June 30, 2010, $5.9 million of these auction rate securities have been classified as long-term available-for-sale investments. The remaining $0.8 million of auction rate student loans were classified as short-term available-for-sale investments because $0.4 million of the securities were redeemed in July 2010 and the stated maturity for the remaining securities occur in September 2010. Based on our assessment of fair value at June 30, 2010, we have recorded an accumulated unrealized loss of $0.2 million, net of deferred income taxes, on both long-term and short-term auction rate securities. The unrealized loss was deemed to be temporary and has been recorded as a component of accumulated other comprehensive loss. During fiscal year 2010, 2009 and 2008, $8.9 million, $0.9 million and $20.6 million were redeemed at par, respectively.

Although we have determined that we will not likely be required to sell the securities before the anticipated recovery and we have the intent and ability to hold our investments until successful auctions occur, these investments are not currently liquid and in the event we need to access these funds, we will not be able to do so without a loss of principal. There can be no assurances that these investments will be settled in the short term or that they will not become other-than-temporarily impaired subsequent to June 30, 2010, as the market for these investments is presently uncertain. In any event, we do not have a present need to access these funds for operational purposes. We will continue to monitor and evaluate these investments as there is no assurance as to when the market for these investments will allow us to liquidate them. We may be required to record impairment charges in periods subsequent to June 30, 2010 with respect to these securities and, if a liquid market does not develop for these investments, we could be required to hold them to maturity.

Foreign Currency Risk

To date, our international customer and supplier agreements have been denominated solely in U.S. dollars, and accordingly, we have not been exposed to foreign currency exchange rate fluctuations from customer agreements, and do not currently engage in foreign currency hedging transactions. However, the functional currency of our operations in Netherlands and Taiwan is the U.S. dollar and our local accounts are maintained in the local currency in the Netherlands and Taiwan, respectively, and thus we are subject to foreign currency exchange rate fluctuations associated with re-measurement to U.S. dollars. Such fluctuations have not been significant historically. Foreign exchange gain for fiscal years 2010, 2009 and 2008 were $191,000, $3,000 and $76,000, respectively.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Super Micro Computer, Inc.:

We have audited the accompanying consolidated balance sheets of Super Micro Computer, Inc. and subsidiaries (the "Company") as of June 30, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Super Micro Computer, Inc. and subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the consolidated financial statements, the Company has significant purchases from and sales to a related party.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 7, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche, LLP
San Jose, California
September 7, 2010

SUPER MICRO COMPUTER, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	June 30, 2010	June 30, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 72,644	$ 70,295
Short-term investments	845	347
Accounts receivable, net of allowances of $1,210 and $1,068 at June 30, 2010 and 2009, respectively (including amounts receivable from a related party of $1,201 and $280 at June 30, 2010 and 2009, respectively)	72,963	45,709
Inventory, net	135,584	90,044
Deferred income taxes-current	9,756	8,644
Prepaid income taxes	2,737	3,256
Prepaid expenses and other current assets	2,328	1,723
Total current assets	296,857	220,018
Long-term investments	5,901	14,355
Property, plant and equipment, net	62,691	44,960
Deferred income taxes-noncurrent	4,825	1,917
Restricted assets	286	1,766
Other assets	202	119
Total assets	$370,762	$283,135
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable (including amounts due to a related party of $19,464 and $21,455 at June 30, 2010 and 2009, respectively)	$ 95,416	$ 73,532
Accrued liabilities	19,432	13,918
Income taxes payable	3,219	—
Advances from receivable financing arrangements	1,193	1,220
Short-term debt	18,553	—
Current portion of capital lease obligations	62	42
Current portion of long-term debt	—	319
Total current liabilities	137,875	89,031
Long-term capital lease obligations-net of current portion	46	66
Long-term debt-net of current portion	—	9,675
Other long-term liabilities	8,140	5,741
Total liabilities	146,061	104,513
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Common stock and additional paid-in capital, $0.001 par value Authorized shares: 100,000,000 Issued shares: 37,493,534 and 35,218,284 at June 30, 2010 and 2009, respectively	100,350	81,893
Deferred stock-based compensation	—	(110)
Treasury stock (at cost), 445,028 shares at June 30, 2010 and 2009	(2,030)	(2,030)
Accumulated other comprehensive loss	(204)	(801)
Retained earnings	126,585	99,670
Total stockholders' equity	224,701	178,622
Total liabilities and stockholders' equity	$370,762	$283,135

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Years Ended June 30,		
	2010	2009	2008
Net sales (including related party sales of $10,190, $6,025 and $6,593 in fiscal years 2010, 2009 and 2008, respectively)	$ 721,438	$ 505,609	$ 540,503
Cost of sales (including related party purchases of $124,466, $91,954 and $105,981 in fiscal years 2010, 2009 and 2008, respectively)	606,446	416,899	436,950
Gross profit	114,992	88,710	103,553
Operating expenses:			
Research and development	37,382	34,514	30,537
Sales and marketing	20,458	17,119	18,191
General and administrative	15,318	13,824	14,554
Provision for litigation loss	1,089	—	—
Total operating expenses	74,247	65,457	63,282
Income from operations	40,745	23,253	40,271
Interest and other income, net	103	476	1,558
Interest expense	(383)	(930)	(1,025)
Income before income tax provision	40,465	22,799	40,804
Income tax provision	13,550	6,692	15,385
Net income	$ 26,915	$ 16,107	$ 25,419
Net income per common share:			
Basic	$ 0.73	$ 0.46	$ 0.81
Diluted	$ 0.65	$ 0.41	$ 0.65
Weighted-average shares used in calculation of net income per common share:			
Basic	35,883,640	34,217,571	31,354,956
Diluted	40,735,336	38,595,593	38,843,151

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock and Additional Paid-In Capital		Deferred Stock-Based Compensation	Treasury Stock		Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders' Equity
	Shares	Amount		Shares	Amount			
Balance at July 1, 2007	30,205,264	$ 58,239	$ (1,500)	$ —	$ —	$ —	$ 59,133	$ 115,872
Cumulative effect upon adoption of uncertain tax positions	—	—	—	—	—	—	(989)	(989)
Exercise of stock options	2,463,467	2,932	—	—	—	—	—	2,932
Stock-based compensation	—	3,367	—	—	—	—	—	3,367
Amortization of deferred compensation	—	—	801	—	—	—	—	801
Forfeitures of stock-based compensation	—	(24)	24	—	—	—	—	—
Tax benefit resulting from stock option transactions	—	4,920	—	—	—	—	—	4,920
Unrealized loss on investments	—	—	—	—	—	(451)	—	(451)
Net income	—	—	—	—	—	—	25,419	25,419
Balance at June 30, 2008	32,668,731	69,434	(675)	—	—	(451)	83,563	151,871
Purchase of treasury stock	—	—	—	(445,028)	(2,030)	—	—	(2,030)
Exercise of stock options	2,549,553	2,057	—	—	—	—	—	2,057
Stock-based compensation	—	5,099	—	—	—	—	—	5,099
Amortization of deferred compensation	—	—	562	—	—	—	—	562
Forfeitures of stock-based compensation	—	(3)	3	—	—	—	—	—
Tax benefit resulting from stock option transactions	—	5,306	—	—	—	—	—	5,306
Unrealized loss on investments	—	—	—	—	—	(350)	—	(350)
Net income	—	—	—	—	—	—	16,107	16,107
Balance at June 30, 2009	35,218,284	81,893	(110)	(445,028)	(2,030)	(801)	99,670	178,622
Exercise of stock options	1,958,652	6,351	—	—	—	—	—	6,351
Issuance of restricted stock awards	316,598	—	—	—	—	—	—	—
Stock-based compensation	—	6,347	—	—	—	—	—	6,347
Amortization of deferred compensation	—	—	110	—	—	—	—	110
Tax benefit resulting from stock option transactions	—	5,759	—	—	—	—	—	5,759
Unrealized gain on investments	—	—	—	—	—	597	—	597
Net income	—	—	—	—	—	—	26,915	26,915
Balance at June 30, 2010	37,493,534	$ 100,350	$ —	(445,028)	$ (2,030)	$ (204)	$ 126,585	$ 224,701

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended June 30,		
	2010	**2009**	**2008**
OPERATING ACTIVITIES:			
Net income	$ 26,915	$ 16,107	$ 25,419
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	4,619	3,653	2,664
Stock-based compensation expense	6,457	5,661	4,168
Excess tax benefits from stock-based compensation	(1,484)	—	—
Allowance for doubtful accounts	772	299	334
Allowance for sales returns	5,310	4,248	5,631
Provision for inventory	2,614	1,459	6,850
Loss on disposal of property, plant and equipment	63	40	17
Gain on short-term investments	(1)	—	—
Deferred income taxes	(4,407)	(1,002)	(3,047)
Changes in operating assets and liabilities:			
Accounts receivable, net (including changes in related party balances of $(921), $512 and $61 in fiscal years 2010, 2009 and 2008, respectively)	(33,336)	(755)	(22,040)
Inventory	(48,154)	(5,820)	(25,761)
Prepaid expenses and other assets	(792)	116	9
Accounts payable (including changes in related party balances of $(1,991), $(6,262) and $1,623 in fiscal years 2010, 2009 and 2008, respectively)	21,840	(6,914)	18,624
Income taxes payable, net	9,497	4,792	1,239
Accrued liabilities	5,514	(872)	736
Other long-term liabilities	2,399	807	3,659
Net cash provided by (used in) operating activities	(2,174)	21,819	18,502
INVESTING ACTIVITIES:			
Restricted assets	1,480	(38)	(1,671)
Proceeds from investments	8,999	942	20,628
Purchases of property, plant and equipment	(22,223)	(3,561)	(16,085)
Purchases of investments	(58)	(58)	(22,480)
Net cash used in investing activities	(11,802)	(2,715)	(19,608)
FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	6,351	2,057	2,932
Excess tax benefits from stock-based compensation	1,484	—	—
Proceeds from short-term debt	18,553	—	—
Repayment of long-term debt	(9,994)	(307)	(1,254)
Payment of obligations under capital leases	(42)	(57)	(126)
Advances (payments) under receivable financing arrangements	(27)	47	191
Payment to acquire treasury stock	—	(2,030)	—
Payment of deferred offering costs	—	—	(20)
Net cash provided by (used in) by financing activities	16,325	(290)	1,723
Net increase in cash and cash equivalents	2,349	18,814	617
Cash and cash equivalents at beginning of year	70,295	51,481	50,864
Cash and cash equivalents at end of year	$ 72,644	$ 70,295	$ 51,481
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 371	$ 930	$ 1,025
Cash paid for taxes, net of refunds	$ 6,542	$ 3,648	$ 13,255
Non-cash investing and financing activities:			
Equipment purchased under capital leases	$ 42	$ —	$ 133
Reversal of deferred stock-based compensation for cancellation of stock options	$ —	$ 3	$ 24
Accrued costs for property, plant and equipment purchases	$ 491	$ 447	$ 885
Changes in fair values of investments	$ 984	$ (577)	$ (744)

See accompanying notes to consolidated financial statements.

SUPER MICRO COMPUTER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

Super Micro Computer, Inc. ("Super Micro Computer") was incorporated in 1993. Super Micro Computer is a global leader in server technology and green computing innovation. Super Micro Computer develops and provides high performance server solutions based upon an innovative, modular and open-standard architecture. Super Micro Computer has operations in San Jose, California, the Netherlands and Taiwan.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements reflect the consolidated balance sheets, results of operations and cash flows of Super Micro Computer, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to: allowances for doubtful accounts and sales returns, cooperative marketing accruals, inventory valuation, product warranty accruals, stock-based compensation, impairment of short-term and long-term investments and income taxes. Actual results could differ from those estimates.

Accounting Standards Codification

Effective July 1, 2009, the Company adopted the Financial Accounting Standards Board's ("FASB's") Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the changes in the Codification.

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
- Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. Cash equivalents consist primarily of money market funds and certificate of deposits with maturities of less than three months.

Short-term Investments

Short-term investments consist of a certificate of deposit with maturity of more than three months but less than a year and auction rate securities. See Note 6 related to auction rate securities. The certificate of deposit is carried at amortized cost which approximates fair value.

Inventory

Inventory is valued at the lower of cost (first-in, first-out method) or market. Inventory consists of raw materials (principally components), work in process (principally products being assembled) and finished goods. Market value represents net realizable value for finished goods and work in process and replacement value of raw materials and parts. The Company evaluates inventory on a quarterly basis for lower of cost or market and excess and obsolescence and, as necessary, writes down the valuation of units to lower of cost or market or for excess and obsolescence calculated as the number of units that are unlikely to be sold based upon estimated demand for the following twelve months. This evaluation takes into account matters including expected demand, anticipated sales price, product obsolescence and other factors. If actual future demand for our products is less than currently forecasted, additional inventory adjustments may be required. Once a reserve is established, it is maintained until the product to which it relates is sold or scrapped. If a unit that has been written down is subsequently sold, the cost associated with the revenue from this unit is reduced to the extent of the write down, resulting in an increase in gross profit. The Company monitors the extent to which previously written down inventory is sold at amounts greater or less than carrying value, and based on this analysis, adjusts its estimate for determining future write downs. If in future periods, the Company experiences or anticipates a change in recovery rate compared with its historical experience, its gross margin would be affected. During fiscal years 2010, 2009 and 2008, the Company recorded a provision for lower of costs or market and excess and obsolete inventory totaling $2,614,000, $1,459,000 and $6,850,000, respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets as follows:

Machinery and equipment	1.5 to 7 years
Furniture and fixtures	5 years
Software	3 years
Buildings	39 years
Building improvements	20 years
Leasehold improvements	shorter of lease term or estimated useful life

For assets acquired and financed under capital leases, the present value of the future minimum lease payments is recorded at the date of acquisition as property and equipment with the corresponding amount recorded as a capital lease obligation, and the amortization is computed on a straight-line basis over the shorter of lease term or estimated useful life.

Restricted Assets

Restricted assets consist primarily of certificates of deposits pledged as security for an irrevocable letter of credit of $121,000 and bank guarantees for office leases of $103,000 as of June 30, 2010 and for two irrevocable letters of credit of $121,000 and $1,540,000 and bank guarantees for office leases of $105,000 as of June 30, 2009. In February 2008, the Company obtained an irrevocable standby letter of credit required by the landlord of its office lease totaling $121,000. In March 2008, the Company posted a bond in the amount of $3,080,000 which related to the Digitechnic lawsuit (see Note 13) and was collateralized by an irrevocable standby letter of credit totaling $1,540,000. The Company entered into a settlement agreement with Digitechnic in December 2009 and the irrevocable standby letter of credit was cancelled in March 2010.

Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on the fair value of the asset compared to the carrying amount. No impairment charge has been recorded in any of the periods presented.

Revenue Recognition

The Company recognizes revenue from sales of products, when persuasive evidence of an arrangement exists, shipment has occurred and title has transferred, the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured, and all significant obligations have been met. Generally this occurs at the time of shipment when risk of loss and title has passed to the customer. The Company's standard arrangement with its customers includes a signed purchase order or contract, Ex Works shipping point terms, 30 to 60 days payment terms, and no customer acceptance provisions. Certain customers have free-on-board destination terms and revenue is recognized when the products arrive at the destination. The Company generally does not provide for non-warranty rights of return except for products which have "Out-of-box" failure, in which case customers may return these products for credit within 30 days of receiving the items. Certain distributors and original equipment manufacturers (OEMs) are also permitted to return products in unopened boxes, limited to purchases over a specified period of time, generally within 60 to 90 days of the purchase, or to products in the distributor's or OEM's inventory at certain times (such as the termination of the agreement or product obsolescence). In addition, the Company has a sales arrangement with an OEM under which the Company sells its products with the OEM's brand to the OEM. The OEM has limited product return rights. To estimate reserves for future sales returns, the Company regularly reviews its history of actual returns for each major product line. The Company also communicates regularly with the relevant distributors to gather information about end customer satisfaction, and to determine the volume of inventory in the channel. Estimated reserves for future returns, which are recorded at the time the related revenue is recognized, are adjusted as necessary, based on returns experience, returns expectations and communication with distributors

In addition, certain customers have acceptance provisions and revenue is deferred until the customers provide the necessary acceptance. At June 30, 2010 and 2009, the Company had deferred revenue of $1,345,000 and $599,000 and related deferred product costs of $1,330,000 and $421,000, respectively, related to shipments to customers pending acceptances.

Probability of collection is assessed on a customer-by-customer basis. Customers are subjected to a credit review process that evaluates the customers' financial position and ultimately their ability to pay. If it is determined from the outset of an arrangement that collection is not probable based upon the review process, the customers are required to pay cash in advance of shipment. The Company also makes estimates of the uncollectibility of accounts receivables, analyzing accounts receivable and historical bad debts, customer concentrations, customer-credit-worthiness, current economic trends and changes in customer payment terms to evaluate the adequacy of the allowance for doubtful accounts. On a quarterly basis, the Company evaluates aged items in the accounts receivable aging report and provides allowance in an amount the Company deems adequate for doubtful accounts. If management were to make different judgments or utilize different estimates, material differences in the amount of the Company's reported operating expenses could result. The Company provides for price protection to certain distributors. Management assesses the market competition and product technology obsolescence, and makes price adjustments based on their judgment. Upon each announcement of price reductions, the accrual for price protection is calculated based on the distributors' inventory on hand. Such reserves are recorded as a reduction to revenue at the time management reduces the product prices.

Cost of Sales

Cost of sales primarily consists of the costs of materials, contract manufacturing, in-bound shipping, personnel and related expenses, equipment and facility expenses, warranty costs and provision for excess and obsolete inventory.

Product Warranties

The Company provides warranties against any defective products which range from 15 to 39 months. The Company accrues for estimated returns of defective products at the time revenue is recognized, based on historical warranty experience and recent trends. The Company monitors warranty obligations and may make revisions to its warranty reserve if actual costs of product repair and replacement are significantly higher or lower than estimated. Accruals for anticipated future warranty costs are charged to cost of sales and included in accrued liabilities. The Company's estimates and assumptions used have been historically close to actual. If in future periods, the Company experiences or anticipates an increase or decrease in warranty claims as a result of new product introductions or change in unit volumes compared with its historical experience, or if the cost of servicing warranty claims is greater or lesser than expected, the Company intends to adjust its estimates appropriately. The following table presents for the years ended June 30, 2010, 2009 and 2008, the reconciliation of the changes in accrued warranty costs (in thousands):

	June 30,		
	2010	2009	2008
Balance, beginning of year	$ 3,579	$ 2,920	$ 2,243
Provision for warranty	8,473	6,703	6,612
Costs charged to accrual	(6,629)	(6,299)	(5,798)
Change in estimated liability for pre-existing warranties	(859)	255	(137)
Balance, end of year	$ 4,564	$ 3,579	$ 2,920

Software Development Costs

Software development costs are included in research and development and are expensed as incurred. Software development costs are capitalized beginning when technological feasibility has been established and ending when a product is available for general release to customers. To date, the period between achieving technological feasibility and the issuing of such software has been short and software development costs qualifying for capitalization have been insignificant.

Research and Development

Research and development costs are expensed as incurred and consist primarily of salaries, consulting services, other direct expenses and other engineering expenses. The Company occasionally receives funding from certain suppliers and customers towards its development efforts. Such amounts are recorded as a reduction of research and development expenses and were $2,519,000, $2,716,000 and $1,860,000 for the years ended June 30, 2010, 2009 and 2008, respectively.

Cooperative Marketing Arrangements

The Company has arrangements with resellers of its products to reimburse the resellers for cooperative marketing costs meeting specified criteria. The Company accrues the cooperative marketing costs based on these arrangements and our estimate for resellers' claims for marketing activities. The Company records marketing costs meeting such specified criteria within sales and marketing expenses in the consolidated statements of operations. For those marketing costs that do not meet the specified criteria, the amounts are recorded as a reduction to sales in the consolidated statements of operations.

Total cooperative marketing costs charged to sales and marketing expenses for the years ended June 30, 2010, 2009 and 2008, were $1,527,000, $1,355,000 and $2,489,000, respectively. Total amounts recorded as reductions to sales for the years ended June 30, 2010, 2009 and 2008, were $1,725,000, $1,043,000 and $643,000, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising and promotional expenses, including cooperative marketing payments, were $2,038,000, $1,767,000 and $3,290,000 for the years ended June 30, 2010, 2009 and 2008, respectively.

Stock-Based Compensation

The Company adopted the fair value recognition provisions effective July 1, 2006 using the prospective transition method, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. The Company is required to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Prior to July 1, 2006, The Company recorded compensation expense for stock options with exercise prices less than the fair value of the underlying common stock at the option grant date. Amortization of deferred stock compensation resulted from such stock options granted to employees and directors, when the exercise price of our stock options was less than the deemed market price of the underlying stock on the date of the grant. From September 2004 through December 2005, the Company granted options with exercise prices equal to the fair value of the common stock determined by the board of directors at the time of the grants. The Company subsequently obtained valuations from an unrelated valuation specialist that were used to establish retroactively the fair value of its common stock. This retroactive fair value exceeded the fair value established by the board of directors at the time of the grants. As a result, the Company recorded deferred stock-based compensation for stock options granted from September 2004 to December 2005. The intrinsic value per share is being recognized as compensation expense over the applicable vesting period (which equals the service period).

Shipping and Handling Fees

The Company incurred shipping costs of $662,000, $576,000 and $689,000 for the years ended June 30, 2010, 2009 and 2008, respectively, that were included in sales and marketing expenses.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carryforwards and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Accordingly, remeasurement of foreign currency accounts and foreign exchange transaction gains and losses, which have not been material, are reflected in the consolidated statements of operations.

Net Income Per Common Share

The Company's restricted share awards subject to repurchase and settled in shares of common stock upon vesting have the nonforfeitable right to receive dividends on an equal basis with common stock and therefore are considered participating securities that must be included in the calculation of net income per share using the two-class method. Under the two-class method, basic and diluted net income per common share is determined by calculating net income per share for common stock and participating securities based on participation rights in undistributed earnings. Diluted net income per common share also considers the dilutive effect of in-the-money stock options, calculated using the treasury stock method. Under the treasury stock method, the amount of assumed proceeds from unexercised stock options includes the amount of compensation cost attributable to future services not yet recognized, assumed proceeds from the exercise of the options, and the incremental income tax benefit or liability as if the options were exercised during the period.

The computation of basic and diluted net income per common share using the two-class method is as follows (in thousands, except per share amounts):

	Years Ended June 30,		
	2010	2009	2008
Basic net income per common share calculation			
Net income	$26,915	$16,107	$25,419
Less: Undistributed earnings allocated to participating securities	(686)	(424)	—
Net income attributable to common shares—basic	$26,229	$15,683	$25,419
Weighted-average number of common shares used to compute basic net income per common share	35,884	34,218	31,355
Basic net income per common share	$ 0.73	$ 0.46	$ 0.81
Diluted net income per common share calculation			
Net income attributable to the Company	$26,915	$16,107	$25,419
Less: Undistributed earnings allocated to participating securities	(606)	(377)	—
Net income attributable to common shares—diluted	$26,309	$15,730	$25,419
Weighted-average number of common shares used to compute basic net income per common share	35,884	34,218	31,355
Dilutive effect of options to purchase common stock	4,851	4,378	7,488
Weighted-average number of common shares used to compute diluted net income attributable the Company per common share	40,735	38,596	38,843
Diluted net income per common share	$ 0.65	$ 0.41	$ 0.65

As a result of the adoption of the guidance for determining whether instruments granted in share-based payment transactions are participating securities, basic net income per common share has been recast from $0.47 to $0.46 for fiscal year 2009. All other basic and diluted net income per common share amounts presented were not impacted by the adoption of this standard.

For the years ended June 30, 2010, 2009 and 2008, the Company had stock options outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net income per share in the periods presented, as their effect would have been anti-dilutive. The shares of common stock issuable upon exercise of such anti-dilutive outstanding stock options were 2,093,000, 4,679,000 and 2,610,000 for the years ended June 30, 2010, 2009 and 2008, respectively.

Comprehensive Income

Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive loss at June 30, 2010 and 2009 is comprised solely of unrealized losses on investments, net of taxes. The components of comprehensive income, net of taxes, are as follows (in thousands):

	Years Ended June 30,		
	2010	2009	2008
Net income	$26,915	$16,107	$25,419
Unrealized gains or (losses) on investments, net of taxes	597	(350)	(451)
Total comprehensive income	$27,512	$15,757	$24,968

Certain Significant Risks and Uncertainties

The Company operates in the high technology industry and is subject to a number of risks, some of which are beyond the Company's control, that could have a material adverse effect on the Company's business, operating results, and financial condition. These risks include variability and uncertainty of revenues and operating results; product obsolescence; geographic concentration; international operations; dependence on key personnel; competition; intellectual property claims and litigation; management of growth; and limited sources of supply.

Concentration of Supplier Risk

Certain of the raw materials used by the Company in the manufacture of its products are available from a limited number of suppliers. Shortages could occur in these essential materials due to an interruption of supply or increased demand in the industry. Two suppliers accounted for 14.6% and 20.4%, 22.5% and 23.6%, and 24.8% and 23.9%, of total purchases for the years ended June 30, 2010, 2009 and 2008, respectively.

Fair Value of Financial Instruments

Cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates fair value due to the short maturity of these instruments. Short-term and long-term investments are carried at fair value. Short-term and long-term debts are carried at amortized cost, which approximates its fair value based on borrowing rates currently available to the Company for loans with similar terms.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, short-term and long-term investments and accounts receivable. Deposits may exceed the amount of insurance provided on such deposits. No single customer accounted for 10% or more of net sales in fiscal years 2010, 2009 and 2008. One customer accounted for 10.2% of the Company's accounts receivable as of June 30, 2010 and no customer accounted for 10% or more of accounts receivable as of June 30, 2009.

Recent Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board ("FASB") issued authoritative guidance which requires participating securities, such as unvested restricted stock awards containing nonforfeitable rights to receive dividends, whether paid or unpaid, to be included in the computation of earnings per share pursuant to the two-class method. The two-class method requires entities to allocate both distributed and undistributed earnings to common shareholders and holders of participating securities. All prior period earnings per share data is required to be adjusted retrospectively to conform with the new guidance. The impact of the Company's adoption of this standard in fiscal year 2010, 2009 and 2008 is described in the net income per common share section of the Note 2.

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for fiscal years beginning after November 15, 2009 and interim periods therein and thereafter. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. This accounting guidance is effective for the Company beginning in the first quarter of fiscal year 2011. The Company is still evaluating the impact, if any, that the adoption of this standard may have on its financial position or results of operations.

In October 2009, the FASB issued authoritative guidance on revenue recognition, which is effective prospectively for fiscal years beginning on or after June 15, 2010, with earlier adoption permitted. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative fair value method. The new guidance includes new disclosure requirements on how the application of the relative fair value method affects the timing and amount of revenue recognition. This accounting guidance is effective for the Company beginning in the first quarter of fiscal year 2011. The Company is currently assessing the impact, if any, of this guidance on its consolidated financial position and results of operations.

In January 2010, the FASB issued authoritative guidance on Fair Value Measurements and Disclosures — Improving Disclosures About Fair Value Measurements. The new guidance requires new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures was effective in the Company's second quarter of fiscal year 2010, except for the disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements, which are effective for the Company's first quarter of fiscal year 2011. Other than requiring additional disclosures, the adoption of this standard will not have a material impact on the Company's consolidated financial position and results of operations.

In April 2010, the FASB updated its guidance related to the milestone method of revenue recognition. The update provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. The updated guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010, with early adoption permitted. The Company has not yet adopted the updated guidance and do not expect adoption to have a material impact on the Company's consolidated financial position and results of operations.

Note 3. Fair Value Disclosure

The financial assets of the Company measured at fair value on a recurring basis are cash equivalents, short-term and long-term investments. The Company's money market funds are classified within Level 1 of the fair value hierarchy which is based on quoted market prices of the identical underlying securities in active markets. The Company's short-term and long-term auction rate securities investments are classified within Level 3 of the fair value hierarchy which did not have observable inputs for its auction rate securities as of June 30, 2010. Refer to Note 2 of Notes to Consolidated Financial Statements for a discussion of the Company's policies regarding the fair value hierarchy. The Company methodology for valuing these investments is the discounted cash flow model and is described in Note 6 of Notes to Consolidated Financial Statements.

The following table sets forth the Company's cash equivalents, short-term and long-term investments as of June 30, 2010 and 2009 which are measured at fair value on a recurring basis by level within the fair value hierarchy. These are classified based on the lowest level of input that is significant to the fair value measurement, (in thousands):

June 30, 2010	Level 1	Level 2	Level 3	Asset at Fair Value
Money market funds	$29,646	$ —	$ —	$29,646
Auction rate securities	—	—	6,688	6,688
Total	$29,646	$ —	$ 6,688	$36,334

June 30, 2009	Level 1	Level 2	Level 3	Asset at Fair Value
Money market funds	$54,279	$ —	$ —	$54,279
Auction rate securities	—	—	14,644	14,644
Total	$54,279	$ —	$14,644	$68,923

The above table excludes $42,997,000 and $16,014,000 of cash and $345,000 and $1,826,000 of certificates of deposit held by the Company as of June 30, 2010 and 2009, respectively. Money market funds of $84,520,000 and $22,123,000 were transferred out from Level 1 to cash balance during fiscal year 2010 and 2009, respectively, and $8,940,000 and $885,000 of the auction rate securities were redeemed at par and transferred into Level 1 from Level 3 during fiscal year 2010 and 2009, respectively.

The Company's Level 3 assets consist of short-term and long-term auction rate securities for which the Company used a discounted cash flow model to value these investments (See Note 6).

The following table provides a reconciliation of the Company's financial assets measured at fair value on a recurring basis, consisting of long-term auction rate securities, using significant unobservable inputs (Level 3) for fiscal year 2010 and 2009 (in thousands):

	June 30,	
	2010	2009
Balance as of beginning of period	$14,644	$16,106
Total realized gains or (losses) included in net income	—	—
Total unrealized gains or (losses) included in other comprehensive income	984	(577)
Sales and settlements at par	(8,940)	(885)
Transfers in and/or out of Level 3	—	—
Balance as of end of year	$ 6,688	$14,644

The following is a summary of the Company's short-term investments as of June 30, 2010 and 2009 (in thousands):

	June 30, 2010			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Certificate of deposit	$ 58	$ —	$—	$ 58
Auction rate securities	800	—	(13)	787
Total	$858	$ —	$(13)	$845

	June 30, 2009			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Certificate of deposit	$ 58	$ —	$—	$ 58
Auction rate securities	300	—	(11)	289
Total	$358	$ —	$(11)	$347

The following is a summary of the Company's long-term investments as of June 30, 2010 and 2009 (in thousands):

	June 30, 2010			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Auction rate securities	$ 6,225	$ —	$ (324)	$ 5,901

	June 30, 2009			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Auction rate securities	$15,665	$ —	$(1,310)	$14,355

The Company measures the fair value of outstanding debt for disclosure purposes on a recurring basis. As of June 30, 2010 and 2009, its short-term debt of $18,553,000 and long-term debt of $9,994,000 are reported at amortized cost, respectively. The fair value of short-term and long-term debts are based on borrowing rates currently available to the Company for loans with similar terms.

Note 4. Accounts Receivable Allowances

The Company establishes an allowance for doubtful accounts and an allowance for sales returns. The allowance for doubtful accounts is based upon the credit risk of specific customers, historical trends related to past losses and other relevant factors. The Company also provides its customers with product return rights. A provision for such returns is provided for in the same period that the related sales are recorded based upon contractual return rights and historical trends. Accounts receivable allowances as of June 30, 2010, 2009 and 2008, consisted of the following (in thousands):

	Beginning Balance	Charged to Cost and Expenses	Deductions	Ending Balance
Allowance for doubtful accounts:				
Year ended June 30, 2008	$300	334	(33)	$601
Year ended June 30, 2009	$601	299	(229)	$671
Year ended June 30, 2010	$671	772	(601)	$842
Allowance for sales returns				
Year ended June 30, 2008	$470	5,631	(5,529)	$572
Year ended June 30, 2009	$572	4,248	(4,423)	$397
Year ended June 30, 2010	$397	5,310	(5,339)	$368

Note 5. Inventory

Inventory as of June 30, 2010 and 2009 consisted of the following (in thousands):

	June 30, 2010	June 30, 2009
Finished goods	$ 88,392	$60,012
Work in process	8,540	794
Purchased parts and raw materials	38,652	29,238
Total inventory, net	$135,584	$90,044

Note 6. Short-term and Long-term Investments

As of June 30, 2010 and 2009, the Company held $6,688,000 and $14,644,000, respectively, of auction-rate securities ("auction rate securities"), net of unrealized losses, representing its interest in auction rate preferred shares in a closed end mutual fund invested in municipal securities and student loans guaranteed by the Federal Family Education Loan Program; such auction rate securities were rated AAA or BAA3 at June 30, 2010 and AAA or BBB at June 30, 2009. These auction rate preferred shares have no stated maturity date and the stated maturity dates for these auction rate student loans range from 2010 to 2040.

During February 2008, the auctions for these auction rate securities began to fail to obtain sufficient bids to establish a clearing rate and the securities were not saleable in the auction, thereby losing the short-term liquidity previously provided by the auction process. As a result, as of June 30, 2010, $5,901,000 of these auction rate securities have been classified as long-term available-for-sales investments and the remaining $787,000 have been classified as short-term available-for-sale investments, because $400,000 of the securities was redeemed at par in July 2010 and the stated maturity for the remaining securities occur in September 2010. As of June 30, 2009, $14,355,000 of these auction rate securities have been reclassified as long-term available-for-sales investments and the remaining $289,000 have been classified as a short-term available-for-sale investment, because the stated maturity for this securities occur in June 2010.

The Company has used a discounted cash flow model to estimate the fair value of the auction rate securities as of June 30, 2010 and 2009. The material factors used in preparing the discounted cash flow model are 1) the discount rate utilized to present value the cash flows, 2) the time period until redemption and 3) the estimated rate of return. Management derives the estimates by obtaining input from market data on the applicable discount rate, estimated time to maturity and estimated rate of return. The changes in fair value have been primarily due to changes in the estimated rate of return and a change in the estimated redemption period. Changes in these estimates or in the market conditions for these investments are likely in the future based upon the then current market conditions for these investments and may affect the fair value of these investments. Based on this assessment of fair value, the Company determined there was a recovery (temporary decrease) in fair value of its auction rate securities of $984,000 and ($577,000) during the years ended June 30, 2010 and 2009, respectively, and a cumulative total decline of $337,000 and $1,321,000 as of June 30, 2010 and 2009, respectively. That amount has been recorded as a component of other comprehensive income. As of June 30, 2010 and 2009, the Company has recorded an accumulated unrealized loss of $204,000 and $801,000, net of deferred income taxes, on both long-term and short-term auction rate securities. The Company deems this loss to be temporary as it will not likely be required to sell the securities before their anticipated recovery and the Company has the intent and financial ability to hold these investments until recovery of cost.

Although the investment impairment is considered to be temporary, these investments are not currently liquid and in the event the Company needs to access these funds, the Company will not be able to do so without a loss of principal. The Company plans to continue to monitor the liquidity situation in the marketplace and the creditworthiness of its holdings and will perform periodic impairment analysis. In fiscal year 2010, 2009 and 2008, $8,940,000, $885,000 and $20,575,000 of these auction rate securities were redeemed at par, respectively.

Note 7. Property, Plant and Equipment

Property, plant and equipment as of June 30, 2010 and 2009 consisted of the following (in thousands):

	June 30,	
	2010	2009
Land	$ 27,186	$ 19,220
Buildings	29,645	19,108
Building and leasehold improvements	3,335	2,955
Machinery and equipment	12,689	10,218
Furniture and fixtures	2,882	2,684
Software	2,107	1,679
	77,844	55,864
Accumulated depreciation and amortization	(15,153)	(10,904)
Property, plant and equipment, net	$ 62,691	$ 44,960

In June 2010, the Company purchased three buildings in San Jose, California. The preliminary value allocated to the land and buildings were $7,966,000 and $10,537,000, respectively, as of June 30, 2010 which are subject to the completion of cost segregation study.

The costs of assets under capital leases were $176,000 and $272,000 as of June 30, 2010 and 2009, respectively, and accumulated amortization was $53,000 and $100,000, respectively.

Note 8. Advances from Receivable Financing Arrangements

The Company has accounts receivable financing agreements with certain financing companies whereby the financing companies pay the Company for sales transactions that have been pre-approved by these financing companies. The financing company then collects the receivable from the customer. For the years ended June 30, 2010, 2009 and 2008, such sales transactions totaled $26,690,000, $22,422,000 and $23,245,000, respectively. At June 30, 2010 and 2009, $1,193,000 and $1,220,000, respectively, remained uncollected from customers subject to these arrangements. Such amounts have been recorded as advances from receivable financing arrangements as the Company has obligations to repurchase inventories seized by the financing companies from defaulting customers. Historically, the Company has not been required to repurchase inventories from the financing companies. These financing arrangements bear interest at rates ranging from 11.70% to 13.80% and 11.10% to 14.76% per annum, depending on the customers' credit ratings, at June 30, 2010 and 2009, respectively.

Note 9. Short-term and Long-term Obligations

Short-term and long-term obligations as of June 30, 2010 and 2009 consisted of the following (in thousands):

	June 30,	
	2010	2009
Line of credit	$ 18,553	$ —
Building loans	—	9,994
Capital leases	108	108
Total	18,661	10,102
Current portion	(18,615)	(361)
Long-term portion	$ 46	$ 9,741

In April 2004, the Company borrowed $4,275,000 from a bank to purchase a building in San Jose, California. As of June 30, 2009, the total outstanding borrowing was $3,826,000, with interest at 7.23% per annum. In August 2009, the Company paid off the loan for $3,981,000 including a pre-payment penalty of $153,000.

In September 2005, the Company borrowed $6,930,000 from a bank to purchase a building in San Jose, California. As of June 30, 2009, the total outstanding borrowing was $6,168,000, with interest at 5.77% per annum. In July 2009, the Company paid off the loan for $6,191,000 without a pre-payment penalty.

In June 2010, the Company obtained a revolving line of credit totaling $25,000,000 that matures on June 15, 2013 with an interest rate at the LIBOR rate plus 1.50% per annum. The Company used $18,553,000 of the line of credit to purchase three buildings in San Jose, California and is required to obtain a mortgage loan to pay-off this line of credit by December 2010. The loan is secured by all the Company's assets except for the three buildings purchased in San Jose, California. As of June 30, 2010, the total outstanding borrowing was $18,553,000. As of June 30, 2010, the Company was in compliance with the financial covenants associated with the line of credit.

As of June 30, 2010, the total assets except for the three buildings purchased in San Jose, California in June 2010 collateralizing the borrowing were $352,259,000. As of June 30, 2009, the gross cost and net book value of the land, building and related improvements collateralizing the borrowings were $17,126,000 and $16,153,000, respectively.

The following table as of June 30, 2010, summarizes future minimum principal payments on the Company's debts excluding capital leases (in thousands):

Fiscal Years Ending June 30,	
2011	$18,553
2012	—
2013	—
2014	—
2015	—
Thereafter	—
Total	$18,553

Note 10. Related-party and Other Transactions

Ablecom Technology Inc.—Ablecom, a Taiwan corporation, together with one of its subsidiaries, Compuware (collectively "Ablecom"), is one of the Company's major contract manufacturers. Ablecom's ownership of Compuware is below 50% but Compuware remains a related party as Ablecom still has significant influence over the operations. Ablecom's chief executive officer, Steve Liang, is the brother of Charles Liang, the Company's President, Chief Executive Officer and Chairman of the Board of Directors, and owns approximately 2.0% of the Company's common stock. Charles Liang served as a Director of Ablecom during the Company's fiscal 2006, but is no longer serving in such capacity. In addition, Charles Liang and his wife, also an officer of the Company, collectively own approximately 10.5% and 30.7% of Ablecom , while Steve Liang and other family members own approximately 35.9% and 49.3% of Ablecom at June 30, 2010 and 2009, respectively. The decrease in their ownership of Ablecom is primarily related to the additional shares of Ablecom's stock sold to its new investors and option shares exercised by its employees in fiscal year 2010. Yih-Shyan (Wally) Liaw, an officer and director of the Company, and his spouse collectively own approximately 0.0% and 5.2% of Ablecom at June 30, 2010 and 2009, respectively, as a result of their disposition of their shares of Ablecom's stock in fiscal year 2010.

The Company has product design and manufacturing services agreements ("product design and manufacturing agreements") and a distribution agreement ("distribution agreement") with Ablecom.

Under the product design and manufacturing agreements, the Company outsources a portion of its design activities and a significant part of its manufacturing of components such as server chassis to Ablecom. Ablecom agrees to design products according to the Company's specifications. Additionally, Ablecom agrees to build the tools needed to manufacture the products. Under the product design and manufacturing agreements, the Company commits to purchase a minimum quantity over a set period. The purchase price of the products manufactured by Ablecom is negotiated on a purchase order by purchase order basis at each purchase date. However, a fixed charge is added to the price of each unit purchased until the agreed minimum number of units is purchased. In August 2007, the Company entered into a new product development, manufacturing and service agreement with Ablecom. Under the new agreement, the Company has agreed to pay for the cost of blade server tooling and engineering services and will pay for those items when the work has been completed. In this case no fixed charge is added to future purchases for reimbursement of tooling costs. In September 2009, the Company entered into a similar product development agreement with Ablecom. Under this agreement, the Company has agreed to pay for the cost of chassis and related product tooling and engineering services and will pay for those items when the work has been completed. In this case no fixed charge is added to future purchases for reimbursement of tooling costs.

Under the distribution agreement, Ablecom purchases server products from the Company for distribution in Taiwan. The Company believes that the pricing and terms under the distribution agreement are similar to the pricing and terms of distribution arrangements the Company has with similar, third party distributors.

Ablecom's net sales to the Company and its net sales of the Company's products to others comprise a substantial majority of Ablecom's net sales. For fiscal year 2010, 2009 and 2008, the Company purchased products from Ablecom totaling $124,466,000, $91,954,000 and $105,981,000. For fiscal year 2010, 2009 and 2008, the Company sold products to Ablecom totaling $10,190,000, $6,025,000 and $6,593,000, respectively.

Amounts owed to the Company by Ablecom as of June 30, 2010 and 2009, were $1,201,000 and $280,000, respectively. Amounts owed to Ablecom by the Company as of June 30, 2010 and 2009, were $19,464,000 and $21,455,000, respectively. Historically, the Company has paid Ablecom the majority of invoiced dollars between 52 and 105 days of invoice. For the years ended June 30, 2010, 2009 and 2008, the Company received $164,000, $2,000 and $147,000, respectively, from Ablecom for penalty charges and paid $3,352,000, $2,918,000 and $4,163,000, respectively, in tooling assets and miscellaneous costs to Ablecom. Penalty charges are assessments relating to delayed deliveries or quality issues.

The Company's exposure to loss as a result of its involvement with Ablecom is limited to (a) potential losses on its purchase orders in the event of an unforeseen decline in the market price and/or demand of the Company's products such that the Company incurs a loss on the sale or cannot sell the products and (b) potential losses on outstanding accounts receivable from Ablecom in the event of an unforeseen deterioration in the financial condition of Ablecom such that Ablecom defaults on its payable to the Company. Outstanding purchase orders with Ablecom were $35,266,000 and $21,578,000 at June 30, 2010 and 2009, respectively, representing the maximum exposure to loss relating to (a) above. The Company does not have any direct or indirect guarantees of losses of Ablecom.

Non-Management Director—In fiscal year 2010, the Company had sales of $630,000 to Mentor Graphics and purchased a product from Mentor Graphics totaling $68,000. Gregory Hinckley, a member of the Company's board of directors, is president of Mentor Graphics. As of June 30, 2010, the amount owed to the Company by Mentor Graphics was $87,000 and no amounts were owed to Mentor Graphics by the Company.

Note 11. Stock-based Compensation and Stockholders' Equity

Treasury Stock

In November 2008, the Board of Directors approved a program to repurchase, from time to time, at management's discretion, shares of the Company's common stock. Under the plan, the Company was authorized to repurchase up to 2,000,000 of its outstanding shares of common stock in the open market or in private transactions during the period ended June 30, 2009 at prevailing market prices in compliance with applicable securities laws and other legal requirements. Repurchases were made under the program using the Company's own cash resources. The plan did not obligate the Company to acquire any particular amount of common stock and the plan could be suspended or discontinued at any time. As of June 30, 2010 and 2009, the Company had repurchased 445,028 shares of the Company's common stock at a weighted average price of $4.56 per share for $2,030,000.

Repurchased shares of the Company's common stock are held as treasury shares until they are reissued or retired. When the Company reissues treasury stock, if the proceeds from the sale are more than the average price the Company paid to acquire the shares, the Company records an increase in additional paid-in capital. Conversely, if the proceeds from the sale are less than the average price the Company paid to acquire the shares, the Company records a decrease in additional paid-in capital to the extent of increases previously recorded for similar transactions and a decrease in retained earnings for any remaining amount.

Stock Option Plans

The 1998 Stock Option Plan (the "1998 Plan") authorized the Board of Directors to grant options to employees, directors and consultants to purchase shares of the Company's common stock. The 2,661,988 remaining shares of common stock reserved for issuance under the 1998 Plan were cancelled upon the completion of the Company's IPO.

In August 2006, the Board of Directors approved the 2006 Equity Incentive Plan (the "2006 Plan") and reserved for issuance 4,000,000 shares of common stock for the granting of stock options, stock appreciation rights, restricted stock awards, restricted stock units and other equity-based awards. The number of shares reserved automatically increases on July 1 of each year through 2016, by an amount equal to the smaller of (a) three percent of the number of shares of stock issued and outstanding on the immediately preceding June 30, or (b) a lesser amount determined by the Board of Directors. The 2006 Plan was approved by the stockholders of the Company on January 8, 2007. The exercise price per share for options granted to employees and consultants owning shares representing more than 10% of the Company at the time of grant cannot be less than 110% of the fair value. Incentive and nonqualified stock options granted to all other persons shall be granted at a price not less than 100% of the fair value. Options generally expire ten years after the date of grant and options vest over four years; 25% at the end of one year and one sixteenth per quarter thereafter. In fiscal years 2010, 2009 and 2008, the Company granted 1,581,230, 3,442,652 and 1,749,546 options under the 2006 Plan, respectively. At June 30, 2010, 522,701 shares of common stock are available for future grant.

Outside the Stock Option Plans

In fiscal year 2001, the Company granted 1,480,000 non-statutory stock options to key officers of the Company outside of the 1998 Stock Option Plan. These options, which the Company has reserved for separately, were granted at an exercise price of $1.25 per share, which was the estimated fair value at the date of grant and are now fully vested.

In fiscal year 2003, the Company granted 200,000 non-statutory stock options to an officer of the Company outside the 1998 Stock Option Plan. This option, which the Company has reserved for separately, was granted at an exercise price of $1.25 per share, which was the estimated fair value at the date of grant and are now fully vested.

In fiscal year 2006, the Company granted 64,800 non-statutory stock options to an officer of the Company outside the 1998 Stock Option Plan. This option, which the Company has reserved for separately, was granted at an exercise price of $3.50 per share, which was the estimated fair value at the date of grant and are now fully vested.

Restricted Stock Awards

Restricted stock awards are share awards that provide the rights to a set number of shares of the Company's stock on the grant date. In August 2008, the Compensation Committee of the Board of Directors of the Company (the "Committee") approved the terms of an agreement (the "Option Exercise Agreement") with Charles Liang, a director and President and Chief Executive Officer of the Company, pursuant to which Mr. Liang exercised a fully vested option previously granted to him for the purchase of 925,000 shares. The option was exercised using a "net-exercise" procedure in which he was issued a number of shares representing the spread between the option exercise price and the then current market value of the shares subject to the option (898,205 shares based upon the market value as of the date of exercise). The shares issued upon exercise of the option are subject to vesting over a five-year vesting period. Vesting of the shares subject to the award may accelerate in certain circumstances pursuant to the terms of the Option Exercise Agreement. The Company determined that there is no incremental fair value of the option exchanged for the award.

In November 2008, the Committee approved the terms of an Option Exercise Agreement with Chiu-Chu Liang, a director and Vice President of Operations & Treasurer of the Company and Shiow-Meei Liaw, Senior Warehouse Manager of the Company, pursuant to which they exercised fully vested options previously granted to them for the purchase of 185,263 and 92,631 shares, respectively. They exercised the options using a "net-exercise" procedure in which they were issued a number of shares representing the spread between the option exercise price and the then current market value of the shares subject to the option (182,611 and 91,305 shares, respectively, based upon the market value as of the date of exercise). The shares issued upon exercise of the options are subject to vesting over a two-year vesting period. Vesting of the shares subject to the awards may accelerate in certain circumstances pursuant to the terms of the applicable Option Exercise Agreement. The Company determined that there is no incremental fair value of the option exchanged for the awards.

Determining Fair Value

Valuation and amortization method—The Company estimates the fair value of stock options granted using the Black-Scholes-option-pricing formula and a single option award approach. This fair value is then amortized ratably over the requisite service periods of the awards, which is generally the vesting period.

Expected Term—The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on an analysis of the relevant peer companies' post-vest termination rates and the exercise factors.

Expected Volatility—Expected volatility is based on a combination of the implied and historical volatility for its peer group and the Company's historical volatility for the stock options granted prior to September 30, 2009. For stock options granted after September 30, 2009, expected volatility is based solely on the Company's historical volatility.

Expected Dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input and the Company has no plans to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate used in the Black-Scholes valuation method is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Estimated Forfeitures—The estimated forfeiture rate is based on the Company's historical forfeiture rates and the estimate is revised in subsequent periods if actual forfeitures differ from the estimate.

The fair value of stock option grants for the years ended June 30, 2010, 2009 and 2008 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Years Ended June 30,		
	2010	2009	2008
Risk-free interest rate	1.88% – 2.28%	1.42% – 3.09%	2.64% – 4.58%
Expected life	4.06 – 4.32 years	4.06 – 10 years	4.32 – 4.39 years
Dividend yield	0%	0%	0%
Volatility	51.88% – 55.01%	48.16% – 69.62%	43.03 – 48.43%
Weighted-average fair value	$5.34	$2.87	$3.60

In March 2009, the Committee approved the grant of an option to purchase 720,000 shares to Charles Liang, a director and President and Chief Executive Officer of the Company. This option, which vests ratably over four years, was granted at an exercise price of $10.66 per share with a grant date fair market value of $4.96 per share. The fair value of this option was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.01%, expected life of 10 years, expected dividend yield of zero and expected volatility of 69.62%, resulting in a fair value of $3.28 per share.

The following table shows total stock-based compensation expense included in the consolidated statements of operations for the years ended June 30, 2010, 2009 and 2008 (in thousands).

	Years Ended June 30,		
	2010	2009	2008
Cost of sales	$ 573	$ 578	$ 523
Research and development	3,106	2,608	1,817
Sales and marketing	880	826	641
General and administrative	1,898	1,649	1,187
Stock-based compensation expense before taxes	6,457	5,661	4,168
Income tax impact	(1,052)	(570)	(445)
Stock-based compensation expense, net	$ 5,405	$5,091	$3,723

The cash flows resulting from the tax benefits for tax deductions resulting from the exercise of stock options in excess of the compensation expense recorded for those options (excess tax benefits) issued or modified since July 1, 2006 are classified as cash from financing activities. Excess tax benefits for stock options issued prior to July 1, 2006 are classified as cash from operating activities. The Company had $5,759,000, $5,306,000 and $4,920,000 of excess tax benefits accounted in the Company's additional paid-in capital in the year ended June 30, 2010, 2009 and 2008, respectively. The Company had excess tax benefits that are classified as cash from financing activities of $1,484,000 in the year ended June 30, 2010, and had no amount in the years ended June 30, 2009 and 2008 for options issued since July 1, 2006. Excess tax benefits for stock options issued prior to July 1, 2006 continue to be classified as cash from operating activities.

Stock Option Activity

The following table summarizes stock option activity during the years ended June 30, 2010, 2009 and 2008 under all stock option plans:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Balance as of July 1, 2007 (11,756,367 shares exercisable at weighted average exercise price of $1.49 per share).	3,774,360	14,350,061	$ 2.61		
Authorized	906,158	—			
Granted (weighted average fair value of $3.60)	(1,749,546)	1,749,546	8.60		
Exercised	—	(2,463,467)	1.19		
Forfeited	175,775	(335,168)	9.84		
Balance as of June 30, 2008 (10,639,860 shares exercisable at weighted average exercise price of $2.23 per share).	3,106,747	13,300,972	3.48		
Authorized	980,062	—			
Granted (weighted average fair value of $2.87)	(3,442,652)	3,442,652	7.05		
Exercised	—	(2,549,553)	0.81		
Exercised and exchanged for restricted stock awards	—	(1,202,894)	0.25		
Forfeited	255,952	(318,532)	8.57		
Balance as of June 30, 2009 (8,297,505 shares exercisable at weighted average exercise price of $3.86 per share).	900,109	12,672,645	5.17		
Authorized	1,056,549	—			
Granted (weighted average fair value of $5.34)	(1,581,230)	1,581,230	12.23		
Exercised		(1,958,652)	3.24		
Forfeited	147,273	(170,278)	9.13		
Balance as of June 30, 2010	522,701	12,124,945	$ 6.34	5.94	$89,283
Options vested and expected to vest at June 30, 2010		11,548,375	$ 6.17	5.81	$86,626
Options vested at June 30, 2010		8,264,920	$ 5.00	4.61	$70,580

The total intrinsic value of options exercised during the years ended June 30, 2010, 2009 and 2008 was $17,018,000, $26,716,000 and $18,586,000, respectively. Stock-based compensation expense in the years ended June 30, 2010, 2009 and 2008 was $6,347,000, $5,099,000 and $3,364,000, respectively. As of June 30, 2010, the Company's total unrecognized compensation cost related to non-vested stock-based awards granted since July 1, 2006 to employees and non-employee directors was $13,903,000, which will be recognized over a weighted-average vesting period of approximately 2.50 years.

The weighted-average fair value per share of options granted during fiscal year 2005 and 2006, and accounted for using the intrinsic value measurement was $4.58. The intrinsic value per share is being recognized as compensation expense over the applicable vesting period (which equals the service period). The Company amortized $110,000, $562,000 and $801,000 of stock-based compensation in the years ended June 30, 2010, 2009 and 2008, respectively. The Company had fully amortized the deferred stock-based compensation related to these options since December 31, 2009.

Additional information regarding options outstanding as of June 30, 2010, is as follows:

	Options Outstanding			Options Vested and Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price Per Share	Number Exercisable	Weighted-Average Exercise Price Per Share
$1.25	2,772,436	1.23	$ 1.25	2,772,436	$ 1.25
1.55 - 3.08	1,586,964	4.10	2.64	1,586,964	2.64
3.25 - 5.53	1,391,745	7.58	4.72	729,239	4.04
5.54 - 7.46	1,477,821	8.26	6.42	659,105	6.56
7.91 - 8.36	1,559,327	8.12	8.11	722,275	7.99
8.47 - 10.66	1,728,321	7.84	9.88	1,014,204	9.69
11.81 - 12.68	457,971	9.57	11.85	38,387	11.81
13.70	68,000	5.75	13.70	68,000	13.70
13.89	675,594	6.38	13.89	668,311	13.89
18.89	406,770	9.82	18.89	5,999	18.89
$1.25 -$18.89	12,124,949	5.94	$ 6.34	8,264,920	$ 5.00

The following table summarizes the Company's restricted stock award activity for the year ended June 30, 2010 and 2009:

	Restricted Stock Awards	
	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Nonvested stock at July 1, 2008	—	$ —
Granted	1,172,121	9.39
Vested	—	—
Forfeited	—	—
Nonvested stock at June 30, 2009	1,172,121	9.39
Granted	—	—
Vested	(316,598)	8.32
Forfeited	—	—
Nonvested stock at June 30, 2010	855,523	$9.79

The intrinsic value of restricted stock awards vested was $2,633,000, $0, $0 for the years ended June 30, 2010, 2009 and 2008, respectively. The total intrinsic value of the outstanding restricted stock awards was $8,376,000 and $11,006,000 as of June 30, 2010 and 2009, respectively. There is no incremental fair value to be recognized as compensation expense in connection with the unvested restricted stock awards of 855,523 shares.

Note 12. Income Taxes

The components of income before income tax provision for the years ended June 30, 2010, 2009 and 2008 are as follows (in thousands):

	Years Ended June 30,		
	2010	2009	2008
United States	$39,103	$21,674	$39,214
Foreign	1,362	1,125	1,590
Income before income tax provision	$40,465	$22,799	$40,804

The income tax provision for the years ended June 30, 2010, 2009 and 2008, consists of the following (in thousands):

	Years Ended June 30,		
	2010	2009	2008
Current:			
Federal	$15,460	$ 6,388	$15,469
State	2,023	980	2,496
Foreign	474	326	467
	17,957	7,694	18,432
Deferred:			
Federal	(3,044)	(464)	(2,676)
State	(1,363)	(538)	(371)
	(4,407)	(1,002)	(3,047)
Income tax provision	$13,550	$ 6,692	$15,385

The Company's net deferred tax assets as of June 30, 2010 and 2009, consist of the following (in thousands):

	June 30,	
	2010	2009
Warranty accrual	$ 1,695	$ 1,334
Marketing fund accrual	874	548
Inventory valuation	5,677	5,343
Stock-based compensation	2,031	1,645
Others	5,366	3,012
Total deferred income tax assets	15,643	11,882
Deferred tax liabilities-depreciation and other	(1,062)	(1,321)
Deferred income tax assets-net	$14,581	$10,561

Undistributed earnings of our foreign subsidiaries of $1,714,000 at June 30, 2010 are considered to be indefinitely reinvested and accordingly, no provisions for federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries.

Income tax benefits resulting from stock option transactions of $5,759,000, $5,306,000 and $4,920,000 were credited to stockholders' equity in the years ended June 30, 2010, 2009 and 2008, respectively.

The following is a reconciliation for the years ended June 30, 2010, 2009 and 2008, of the statutory rate to the Company's effective federal tax rate:

	Years Ended June 30,		
	2010	2009	2008
Tax at statutory rate	35.0%	35.0%	35.0%
State income tax-net of federal benefit	3.5	5.2	2.9
Foreign losses not deductible and tax rate differences	(0.5)	(0.5)	(0.3)
Research and development tax credit	(5.8)	(12.4)	(1.5)
Other	1.3	2.1	1.6
Effective tax rate	33.5%	29.4%	37.7%

As of June 30, 2010, the Company had state research and development tax credit carryforwards of $3,126,000. The state research and development tax credits will carryforward to offset future state income taxes. $881,000 of the state research and development tax credit carryforwards were attributable to excess tax deductions from stock options exercises, and were not included in the deferred tax assets shown above. The benefit of these carryforwards will be credited to equity when realized.

The Company's policy to include interest and penalties related to unrecognized tax benefits within the provision for taxes on the consolidated statements of operations did not change as a result of implementing the provisions of the updated guidance related to income taxes. As of June 30, 2010 and 2009, the Company had accrued $551,000 and $468,000 for the payment of interest and penalties relating to unrecognized tax benefits, respectively.

The following table summaries the activity related to the unrecognized tax benefits (in thousands):

	Gross* Unrecognized Income Tax Benefits
Balance at July 1, 2007	$ 3,475
Gross increases:	
For current year's tax positions	1,136
For prior years' tax positions	309
Gross decreases:	
Settlements and releases due to the lapse of statutes of limitations	(251)
Balance at June 30, 2008	4,669
Gross increases:	
For current year's tax positions	726
For prior years' tax positions	—
Gross decreases:	
Settlements and releases due to the lapse of statutes of limitations	(1,396)
Balance at June 30, 2009	3,999
Gross increases:	
For current year's tax positions	1,059
For prior years' tax positions	1,084
Gross decreases:	
Settlements and releases due to the lapse of statutes of limitations	(313)
Balance at June 30, 2010	$ 5,829

* excludes interest, penalties, federal benefit of state reserves

The total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is $4,838,000 and $3,399,000 as of June 30, 2010 and 2009, respectively.

The Company files U.S. federal, U.S. state, and foreign income tax returns. The Company is generally no longer subject to tax examinations for years prior to the fiscal year beginning July 1, 2003.

In connection with the regular examination of the Company's California tax returns for the fiscal years ended June 30, 2002 and 2003 the Franchise Tax Board has presented certain adjustments to the amounts reflected by the Company on those returns. The timing of the resolution and/or closure on audits is expected to be in the first quarter of fiscal year 2011. The Company does not believe that its unrecognized tax benefits would materially change in the next 12 months.

Note 13. Commitments and Contingencies

Litigation and Claims—The Company was a defendant in a lawsuit with Digitechnic, S.A. ("Digitechnic"), a former customer, before the Bobigny Commercial Court in Paris, France, in which Digitechnic alleged that certain products purchased from the Company were defective. In September 2003, the Bobigny Commercial Court found in favor of Digitechnic and awarded damages totaling $1,178,000 and the matter was subsequently appealed. In October 2009, the Paris Court of Appeals awarded damages of $1,089,000 against the Company.

The Company entered into a settlement agreement with Digitechnic, pursuant to which the Company made a payment of $1,055,000 with $34,000 of foreign exchange gain in December 2009 and a provision of $1,089,000 for litigation loss was recorded.

In addition to the above, the Company is involved in various legal proceedings arising from the normal course of business activities. In management's opinion, resolution of these matters is not expected to have a material adverse impact on the Company's consolidated results of operations, cash flows or the Company's financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect the Company's future results of operations, cash flows or financial position in a particular period.

Lease Commitments—The Company leases offices and equipment under noncancelable operating leases which expire at various dates through 2016. In addition, the Company leases certain of its equipment under capital leases. The future minimum lease commitments under all leases are as follows (in thousands):

	As of June 30, 2010	
	Capital Leases	Operating Leases
Year ending June 30, 2011	$ 66	$ 2,768
Year ending June 30, 2012	25	2,335
Year ending June 30, 2013	21	2,001
Year ending June 30, 2014	3	1,966
Year ending June 30, 2015	2	2,011
Thereafter	—	429
Total minimum lease payments	117	$11,510
Less amounts representing interest	9	
Present value of minimum lease payments	108	
Less long-term portion	46	
Current portion	$ 62	

Rent expense for the years ended June 30, 2010, 2009 and 2008, was $2,545,000, $2,550,000 and $1,468,000, respectively.

Note 14. Retirement Plan

The Company sponsors a 401(k) savings plan for eligible US employees and their beneficiaries. Contributions by the Company are discretionary, and no contributions have been made by the Company for the years ended June 30, 2010, 2009 and 2008.

Beginning in March 2003, employees of Super Micro Computer, B.V. have the option to deduct a portion of their gross wages and invest the amount in a pension plan. The Company has agreed to match 10% of the amount that is deducted monthly from employees' wages. For the years ended June 30, 2010, 2009 and 2008, the Company's matching contribution was $66,000, $55,000 and $17,000, respectively.

The Company maintains a defined benefit pension plan of Super Micro Computer, Taiwan that covers all eligible employees within Taiwan. Pension plan benefits are based primarily on participants' compensation and years of service credited as specified under the terms of Taiwan's plan. The funding policy is consistent with the local requirements of Taiwan. Plan assets of the funded defined benefit pension plan are deposited into a government-managed account in which the Company has no control over investment strategy. For the years ended June 30, 2010, 2009 and 2008, the Company's contribution was $234,000, $219,000 and $193,000, respectively.

Note 15. Segment Reporting

The Company operates in one operating segment that develops and provides high performance server solutions based upon an innovative, modular and open-standard architecture. The Company's chief operating decision maker is the Chief Executive Officer.

International net sales are based on the country and region to which the products were shipped. The following is a summary for the years ended June 30, 2010, 2009 and 2008, of net sales by geographic region (in thousands):

	Years Ended June 30,		
	2010	2009	2008
Net sales:			
United States	$433,618	$325,582	$326,601
Europe	156,268	108,605	121,507
Asia	106,973	56,819	82,447
Other	24,579	14,603	9,948
	$721,438	$505,609	$540,503

Net sales amounts previously disclosed by geography have been combined to conform to the current presentation.

The Company's long-lived assets located outside the United States are not significant.

The following is a summary of net sales by product type (in thousands):

	Years Ended June 30,					
	2010		2009		2008	
	Amount	Percent of Net Sales	Amount	Percent of Net Sales	Amount	Percent of Net Sales
Server systems	$245,209	34.0%	$196,656	38.9%	$209,135	38.7%
Subsystems and accessories	476,229	66.0%	308,953	61.1%	331,368	61.3%
Total	$721,438	100.0%	$505,609	100.0%	$540,503	100.0%

Subsystems and accessories are comprised of serverboards, chassis and accessories. Server systems constitute an assembly of subsystems and accessories done by the Company. No customer represented greater than 10% of the Company's total net sales nor did net sales in any country other than the United States represent greater than 10% of the Company's total net sales. One customer accounted for 10.2% of the Company's accounts receivable as of June 30, 2010 and no customer accounted for 10% or more of accounts receivable as of June 30, 2009.

Note 16. Quarterly Financial Data (Unaudited)

The following table presents the Company's unaudited quarterly financial data. This information has been prepared on a basis consistent with that of the audited consolidated financial statements. The Company believes that all necessary material adjustments, consisting of normal recurring accruals and adjustments, have been included to present fairly the quarterly financial data. The Company's quarterly results of operations for these periods are not necessarily indicative of future results of operations.

	Three Months Ended			
	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010
	(In thousands, except per share data)			
Net Sales(1)	$148,521	$181,977	$189,276	$201,664
Gross profit(1)	24,509	30,309	29,265	30,909
Net income(1)	$ 3,863	$ 7,604	$ 7,733	$ 7,715
Net income per common share:				
Basic	$ 0.11	$ 0.21	$ 0.21	$ 0.20
Diluted	$ 0.10	$ 0.19	$ 0.18	$ 0.18

	Three Months Ended			
	Sep. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	Jun. 30, 2009
	(In thousands, except per share data)			
Net Sales(1)	$144,051	$128,565	$109,540	$123,453
Gross profit(1)	27,836	24,092	16,327	20,455
Net income(1)	$ 7,172	$ 5,346	$ 1,231	$ 2,358
Net income per common share:				
Basic(2)	$ 0.21	$ 0.15	$ 0.03	$ 0.07
Diluted	$ 0.18	$ 0.14	$ 0.03	$ 0.06

(1) The sum of quarterly financial data and individual per share amounts may vary from the annual data due to rounding.

(2) As a result of the adoption of the guidance for determining whether instruments granted in share-based payment transactions are participating securities, basic net income per common share has been recast from $0.22 to $0.21, from $0.16 to $0.15, and from $0.04 to $0.03 for the three months ended September 30, 2008, December 31, 2008 and March 31, 2009, respectively. All other basic and diluted net income per common share amounts presented were not impacted by the adoption of this standard.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 as amended (the "Exchange Act") as of the end of the period covered by this Annual Report on Form 10-K. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2010, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) identified in connection with the evaluation described in this Item 9A that occurred during the fourth quarter of fiscal year 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2010. The effectiveness of our internal control over financial reporting as of June 30, 2010 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and their opinion is stated in their report which is included in this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Super Micro Computer, Inc.:

We have audited the internal control over financial reporting of Super Micro Computer, Inc. and subsidiaries (the "Company") as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) , the consolidated financial statements as of and for the year ended June 30, 2010 of the Company and our report dated September 7, 2010 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to significant related party transactions.

/s/ Deloitte & Touche, LLP
San Jose, California
September 7, 2010

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Executive Officers and Directors

Our executive officers and their ages and their positions as of August 24, 2010, are as follows:

Name	Age	Position(s)
Charles Liang	52	Chairman of the Board, President and Chief Executive Officer
Howard Hideshima	51	Chief Financial Officer
Phidias Chou	52	Vice President, Worldwide Sales
Chiu-Chu (Sara) Liu Liang	48	Vice President of Operations, Treasurer and Director
Yih-Shyan (Wally) Liaw	55	Vice President of International Sales, Secretary and Director
Hwei-Ming (Fred) Tsai(1)(2)(3)(4)	54	Director
Edward J. Hayes, Jr.(1)(4)	55	Director
Sherman Tuan(2)(3)(4)	56	Director
Gregory K. Hinckley(1)(4)	63	Director

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Corporate Governance Committee
(4) Determined by the Board of Directors to be "independent" as defined by applicable listing standards of The Nasdaq Stock Market

Executive Officers

Charles Liang founded Super Micro and has served as our President, Chief Executive Officer and Chairman of the Board since our inception in September 1993. Mr. Liang has been developing server system architectures and technologies for the past two decades. From July 1991 to August 1993, Mr. Liang was President and Chief Design Engineer of Micro Center Computer Inc., a high-end motherboard design and manufacturing company. From January 1988 to April 1991, Mr. Liang was Senior Design Engineer and Project Leader for Chips & Technologies, Inc., a chipset technology company, and Suntek Information International Group, a system and software development company. Mr. Liang has been granted many server technology patents. Mr. Liang holds an M.S. in Electrical Engineering from the University of Texas at Arlington and a B.S. in Electrical Engineering from National Taiwan University of Science & Technology in Taiwan.

Howard Hideshima has served as our Chief Financial Officer since May 2006. From November 2005 to May 2006, Mr. Hideshima was Vice President of Finance at Force10 Networks, Inc., a network equipment company, and from July 2004 to November 2005, he served as Director of Finance for that company. From April 2001 to June 2004, Mr. Hideshima was Chief Financial Officer and Vice President of Finance and Administration at Virtual Silicon Technology, Inc., a semiconductor intellectual property company. From January 2000 to March 2001, he served as Chief Financial Officer at Internet Corporation, an Internet services company. From January 1999 to December 1999, he was Vice President of Finance and from July 1997 to December 1999 Chief Accounting Officer at ESS Technology, Inc., a fabless semiconductor company. Mr. Hideshima holds an M.B.A. from San Francisco State University and a B.S. in Business Administration from the University of California at Berkeley.

Phidias Chou has served as our Vice President, Worldwide Sales since September 2008. Mr. Chou served as our Vice President of Sales, Regional and Strategic Account from July 2006 to August 2008 and served as our Senior Director of Sales from August 2000 to July 2006. From April 1996 to August 2000, Mr. Chou was General Manager at US Sertek, a subsidiary of Acer, Inc., a PC and server company. From July 1992 to April 1996, he was Director of Sales and from October 1987 to July 1992, he was PC Product Manager at Acer Taiwan. Mr. Chou received an M.B.A. from Chung Yuan Christian University and a B.S. in Mechanical Engineering from National Chung Hsing University.

Chiu-Chu (Sara) Liu Liang co-founded Super Micro and has served as Vice President of Operations, Treasurer and a member of our board of directors since our inception in September 1993. From 1985 to 1993, Ms. Liang held finance and operational positions for several companies, including Micro Center Computer Inc. Ms. Liang holds a B.S. in Accounting from Providence University in Taiwan. Ms. Liang is married to Mr. Charles Liang, our Chairman, President and Chief Executive Officer.

Yih-Shyan (Wally) Liaw co-founded Super Micro and has served as Vice President of International Sales, Corporate Secretary and a member of our board of directors since our inception in September 1993. From 1988 to 1991, Mr. Liaw was Vice President of Engineering at Great Tek, a computer company. Mr. Liaw holds an M.S. in Computer Engineering from University of Arizona, an M.S. in Electrical Engineering from Tatung Institute of Technology in Taiwan, and a B.S. degree from Taiwan Provincial College of Marine and Oceanic Technology.

Non-Management Directors

Hwei-Ming (Fred) Tsai has been a member of our board of directors since August 2006. Mr. Tsai served as Executive Vice President and Chief Financial Officer of SinoPac Bancorp, a financial holding company based in Los Angeles, California from February 2001 and August 2005, respectively, to December 2009. He also served as Senior Executive Vice President of Far East National Bank, a commercial bank that is held by SinoPac Bancorp from December 2002 to December 2009. Mr. Tsai received a Master in Professional Accounting from the University of Texas at Austin and a B.A. in Accounting from National Taiwan University in Taiwan.

Edward J. Hayes, Jr. has been a member of our board of directors since February 2007. Mr. Hayes has served as Chief Financial Officer of Pillar Data Systems, Inc., a privately-held data storage company, since August 2006. From July 2004 to August 2006, he served as Executive Vice President and Chief Financial Officer of Quantum Corporation, a data storage company publicly traded on NYSE. From March 2003 to July 2004, Mr. Hayes was an independent consultant and private investor. From April 2001 to March 2003, he was President and Chief Executive Officer of DirecTV Broadband, Inc., an internet service provider. From January 2000 to April 2001, he served as Executive Vice President and Chief Financial Officer of Telocity, Inc., an internet service provider which the management team took public in March 2000. Mr. Hayes is a director and member of the Audit Committee of publicly-traded Alaska Communications Systems Group, Inc., a telecommunications provider. Mr. Hayes holds a B.A. degree from Colgate University and conducted his graduate studies in Accounting and Finance at the New York University Graduate School of Business.

Sherman Tuan has been a member of our board of directors since February 2007. Mr. Tuan is founder of PurpleComm, Inc. (doing business as 9x9Network), a provider of new media for internet TV services, where he has served as Chief Executive Officer since January 2005 and Chairman of the Board since June 2003. He has served as Chief Executive Officer of Purple Communications Limited, an investment holding company since April 2002. From September 1999 to May 2002, he was director of Metromedia Fiber Network, Inc., a fiber optical networking infrastructure provider. Mr. Tuan was co-founder of AboveNet Communications, Inc., an internet connectivity solutions provider, where he served as President from March 1996 to January 1998, Chief Executive Officer from March 1996 to May 2002 and director from March 1996 to September 1999. Mr. Tuan received a B.S. degree in Electrical Engineering from Feng-Chia University in Taiwan.

Gregory K. Hinckley has been a member of our board of directors since January 2009. Mr. Hinckley is currently the President and interim Chief Financial Officer of Mentor Graphics Corporation, a publicly traded provider of electronic design automation solutions. He began at Mentor Graphics in January 1997 as Executive Vice President, Chief Operating Officer and Chief Financial Officer. In November 2000, he became President and Chief Financial Officer. In July 2007, his position became President and Chief Operating Officer. Prior to Mentor Graphics, he served as Chief Financial Officer for two other publicly traded companies—VLSI Technology, Inc. and Bio-Rad Laboratories, Inc. Mr. Hinckley is a director of ArcSoft, Inc. (a privately-held provider of OEM multimedia software and firmware), a director and member of audit and compensation committees of Intermec, Inc. (a publicly traded provider of automated identification and data collection (AIDC) solutions), and is an advisory director of Portland State University Engineering School. Mr. Hinckley holds a Bachelor of Arts degree in physics from Claremont McKenna College, a Master of Science degree in applied physics from University of California, an MBA degree from Harvard Business School, and was a Fullbright Scholar in applied mathematics at Nottingham University in England. He is also a Certified Public Accountant.

Composition of the Board

The authorized number of directors of the Company is seven. There are currently seven directors. Our amended and restated certificate of incorporation provides for a classified board of directors divided into three classes. The members of each class are elected to serve a three-year term with the term of office for each class ending in consecutive years. Vacancies may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Alternatively, the board of directors, at its option, may reduce the number of directors.

The current composition of the board is:

Class I Directors *(terms expiring at the 2010 annual meeting)*	Charles Liang Sherman Tuan
Class II Directors *(terms expiring at the 2011 annual meeting)*	Yih-Shyan (Wally) Liaw Edward J. Hayes, Jr Gregory K. Hinckley
Class III Directors *(terms expiring at the 2012 annual meeting)*	Chiu-Chu (Sara) Liu Liang Hwei-Ming (Fred) Tsai

CORPORATE GOVERNANCE

Corporate Governance Guidelines

We have adopted "Corporate Governance Guidelines" to best ensure that the board of directors is independent from management and that the board of directors adequately performs its function as the overseer of management and to help ensure that the interests of the board of directors and management align with the interests of the stockholders. The "Corporate Governance Guidelines" are available at *www.Supermicro.com* by first clicking on "About Us" and then "Investor Relations" and then "Corporate Governance," and are also available in print to any stockholder who requests a copy.

Code of Ethics

We have adopted a "Code of Business Conduct and Ethics" that is applicable to all directors and employees and embodies our principles and practices relating to the ethical conduct of our business and our long-standing commitment to honesty, fair dealing and full compliance with all laws affecting our business. The "Code of Business Conduct and Ethics" is available at *www.Supermicro.com* by first clicking on "About Us" and then "Investor Relations" and then "Corporate Governance," and is also available in print without charge to any stockholder who requests it. Any substantive amendment or waiver of the Code relating to executive officers or directors will be made only after approval by a committee comprised of a majority of our independent directors and will be promptly disclosed on our website within four business days.

Director Independence

The board affirmatively determines the independence of each director and nominee for election as a director in accordance with guidelines it has adopted, which include all elements of independence set forth in applicable Nasdaq listing standards. Our director independence standards are set forth in our "Corporate Governance Guidelines" available at the website noted above.

Based on these standards, the board determined that, other than Charles Liang, Chiu-Chu (Sara) Liu Liang and Yih-Shyan (Wally) Liaw, each of the members of the board is an independent director under the Nasdaq rules.

Executive Sessions

Non-management directors meet in executive session without management present each time the board holds its regularly scheduled meetings.

Communications with the Board of Directors

The board of directors welcomes the submission of any comments or concerns from stockholders or other interested parties. If you wish to send any communications to the board of directors, you may use one of the following methods:

- Write to the board at the following address:

  Board of Directors
  Super Micro Computer, Inc.
  c/o Robert Aeschiman, General Counsel
  980 Rock Avenue
  San Jose, California 95131

- E-mail the board of directors at *BODInquiries@supermicro.com*

MEETINGS AND COMMITTEES OF THE BOARD

Board Meetings

Each director is expected to devote sufficient time, energy and attention to ensure diligent performance of his or her duties and to attend all board and committee meetings. We encourage, but do not require, each board member to attend our annual meeting of stockholders. The board of directors held five meetings during fiscal year 2010, of which four were regularly scheduled meetings and acted by unanimous written consent one time during fiscal year 2010. The independent directors met four times in executive sessions without any of our officers present. All directors attended at least 75% of the meetings of the board of directors and of the committees on which they served during the time they served as a director in fiscal year 2010.

Committees of the Board of Directors

The board has three standing committees to facilitate and assist the board of directors in the execution of its responsibilities. The committees are currently the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. In accordance with applicable Nasdaq listing standards, all of the committees are comprised solely of non-employee, independent directors. Charters for each committee are available at *www.Supermicro.com* by first clinking on "About Us" and then "Investor Relations" and then "Corporate Governance", and is also available in print without charge to any stockholder who requests it. The charter of each committee also is available in print to any stockholder who requests it. The following table shows the current members of each of the standing board committees:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Edward J. Hayes, Jr.(1)	Sherman Tuan(1)	Hwei-Ming (Fred) Tsai(1)
Hwei-Ming (Fred) Tsai	Hwei-Ming (Fred) Tsai	Sherman Tuan
Gregory K. Hinckley		

(1) Committee Chairperson

Audit Committee

The Audit Committee has three members. The Audit Committee met four times in fiscal year 2010 for regularly scheduled quarterly meetings. Our board has determined that each member of our Audit Committee meets the requirements for independence under the current requirements of Nasdaq. Our board has determined that all of the members of the audit committee are financial experts as currently defined under applicable SEC rules.

As outlined more specifically in the Audit Committee charter, the Audit Committee has, among other duties, the following responsibilities:

- The appointment, compensation and retention of our independent auditors and reviews and evaluates the auditors' qualifications, independence and performance;
- Oversees the auditors' audit work and reviews and pre-approves all audit and non-audit services that may be performed by them;
- Reviews and approves the planned scope of our annual audit;
- Monitors the rotation of partners of the independent auditors on our engagement team as required by law;
- Reviews our financial statements and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;
- Reviews our critical accounting policies and estimates;

- Oversees the adequacy of our accounting and financial controls;
- Reviews annually the audit committee charter and the committee's performance;
- Reviews and approves all related-party transactions; and
- Establishes and oversees procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters and oversees enforcement, compliance and remedial measures under our Code of Business Conduct and Ethics.

Compensation Committee

The Compensation Committee has two members and met four times in fiscal year 2010. The Compensation Committee is comprised solely of non-employee directors. Our board has determined that each member of our Compensation Committee meets the requirements for independence under the current requirements of Nasdaq.

As outlined more specifically in the Compensation Committee charter, the Compensation Committee has, among other duties, the following responsibilities:

- Reviews and approves corporate goals and objectives relevant to compensation of the chief executive officer and other executive officers;
- Evaluates the performance of the chief executive officer and other executive officers in light of those goals and objectives;
- Sets compensation of the chief executive officer and other executive officers;
- Administers the issuance of stock options and other awards to executive officers and directors under our stock plans; and
- Reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

Nominating and Corporate Governance Committee

The Governance Committee has two members and met four times in fiscal year 2010. The Governance Committee is comprised solely of non-employee directors. Our board has determined that each member of our Governance Committee meets the requirements for independence under the current requirements of Nasdaq.

As outlined more specifically in the Governance Committee charter, the Governance Committee has, among other duties, the following responsibilities:

- Identifies individuals qualified to become directors;
- Recommends to our board of directors director nominees for each election of directors;
- Develops and recommends to our board of directors criteria for selecting qualified director candidates;
- Considers committee member qualifications, appointment and removal;
- Recommends corporate governance guidelines applicable to us;
- Provides oversight in the evaluation of our board of directors and each committee;
- Review and monitor our Code of Business Conduct and Ethics and review and approve any waivers of our Code of Business Conduct and Ethics; and
- Coordinate and review board and committee charters for consistency and adequacy under applicable rules, and make recommendations to the board for any proposed changes.

Section 16(a) Beneficial Ownership Reporting Compliance

The members of our board of directors, our executive officers of the Company and persons who hold more than 10% of our outstanding common stock are subject to the reporting requirements of Section 16(a) of the Exchange Act, which require them to file reports with respect to their ownership of our common stock and their transactions in our common stock. Based upon (i) the copies of Section 16(a) reports that we received from such persons for their fiscal year 2009 transactions in the common stock and their common stock holdings and (ii) the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed by them for fiscal year 2010, we believe that all reporting requirements under Section 16(a) were met in a timely manner by the persons who were executive officers, members of the board of directors or greater than 10% stockholders during such fiscal year other than filings required in connection with a stock option grant made to Chiu-Chu (Sara) Liu Liang in January 2010 and a stock option exercise made by Hwei-Ming Fred Tsai, an independent board of director in April 2010.

Item 11. *Executive Compensation*

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Process Overview

The Compensation Committee of the board of directors discharges the board of directors' responsibilities relating to compensation of all of our executive officers. The Compensation Committee is comprised of two non-employee directors, both of whom are independent pursuant to the current rules of Nasdaq, Rule 16b-3 under the Exchange Act, and Section 162(m) of the Internal Revenue Code ("Code").

The agenda for meetings is determined by the Chair of the Compensation Committee with the assistance of Charles Liang, our President and Chief Executive Officer, and Howard Hideshima, our Chief Financial Officer. Committee meetings are regularly attended by one or more of Mr. Liang, Mr. Hideshima and Robert Aeschiman, our General Counsel. However, Messrs. Liang and Hideshima do not attend the portion of meetings during which their own performance or compensation is being discussed. Mr. Liang, Mr. Hideshima and Mr. Aeschiman support the Compensation Committee in its work by providing information relating to our financial plans, performance assessments of our executive officers and other personnel-related data. In addition, the Compensation Committee has the authority under its charter to hire, terminate and approve fees for advisors, consultants and agents as it deems necessary to assist in the fulfillment of its responsibilities. In October 2009, as part of making an overall assessment of each individual's role and performance and structuring our compensation programs for fiscal year 2010, the Committee reviewed recommendations of management as well as publicly available peer group compensation data.

Compensation Philosophy and Objectives

It is the Compensation Committee's philosophy to link the named executive officers' compensation to corporate performance. The base salary, quarterly bonuses and stock option grants of the named executive officers are determined in part by the Compensation Committee reviewing data on prevailing compensation practices of comparable technology companies with whom we compete for executive talent, and evaluating such information in connection with our corporate goals and compensation practice.

The Compensation Committee considers various sources of competitive data when determining executive compensation levels including compensation data from a sampling of public companies and public compensation surveys.

For fiscal year 2010, the sample of companies consisted of the following companies:

- 3Par, Inc.
- Adaptec Corporation
- Blue Coat Systems, Inc.
- Brocade Communications Systems, Inc.
- Compellent Technologies, Inc.
- Data Domain, Inc.
- Dot Hill Systems Corp.
- Emulex Corp.
- Extreme Networks, Inc.
- Juniper Network, Inc.
- LSI Corp.
- Network Appliance, Inc.
- Network Engines, Inc.
- Quantum Corporation
- RadiSys Corporation
- Riverbed Technology, Inc.
- Silicon Graphics International (formerly, Rackable Systems, Inc.)
- Silicon Storage Technology, Inc.
- STEC, Inc.

In selecting the companies for inclusion in the sample, the following factors were considered: industry, net revenues, operating income and whether the company may compete against us for executive talent. These companies ranged in annual revenue from approximately $100 million to $3.5 billion. In addition to gathering data specific to the above listed companies, the Compensation Committee also reviews public surveys of compensation practices.

The Compensation Committee does not seek to specifically benchmark compensation based upon the sample companies reviewed nor does the Compensation Committee employ any other formulaic process in making compensation decisions. Rather the Compensation Committee uses its subjective judgment based upon a review of all information, including an annual review for each officer of his or her level of responsibility, contributions to our financial results and our overall performance. The Compensation Committee makes a generalized assessment of these factors and this information is not weighted in any specific manner.

We believe that our current compensation arrangements for several of our executive officers, including our Chief Executive Officer, are significantly below typical compensation levels for similar positions at comparable companies. This is principally due to the high level of Company stock ownership held by such persons. As we continue to grow, we may need to increase our recruiting of new executives from outside of the Company. This in turn may require us to pay higher compensation closer to or in excess of that typical paid by comparable companies.

Finally, we believe that creating stockholder value requires not only managerial talent but active participation by all employees. In recognition of this, we try to minimize the number of compensation arrangements that are distinct or exclusive to all of our executive officers. We currently provide base salary, quarterly bonuses and long-term equity incentive compensation to a considerable number of our domestic employees and international employees beyond our executive officers.

Role of Executive Officers in the Compensation Process

Management provides recommendations to the Compensation Committee on issues such as compensation program design, and evaluations of executive and Company performance. In Fiscal year 2010, the Compensation Committee also had access to competitive data prepared by management. While the Compensation Committee carefully considers all recommendations made by members of management, ultimate authority for all compensation decisions regarding our executive officers rests with the Compensation Committee.

Fiscal Year 2010 Executive Officer Compensation Components

For fiscal year 2010, the principal components of compensation for our executive officers were:

- Base salary;
- Quarterly bonus; and
- Equity-Based Incentive Compensation.

Base Salary. Base salaries for our executive officers other than the Chief Executive Officer are determined annually by the Compensation Committee based upon recommendations by our chief executive officer, taking into account such factors as salary norms in comparable companies and publicly available data regarding compensation increases in the industry, a subjective assessment of the nature of the position and an annual review of the contribution and experience of the executive officer. For the Chief Executive Officer, the Compensation Committee considers substantially the same information as well as the size of the company and the chief executive officer's percentage ownership.

In October 2009, the Compensation Committee met to review the base salaries of our executive officers for fiscal year 2010. In determining base salaries for fiscal year 2010, the Compensation Committee decided to increase the base salary of our Vice President, Worldwide Sales by 9.8% over his fiscal year 2009 base salary to more closely align his base salary with our other named executive officers. The Compensation Committee determined, based on the then current economic conditions, to leave the remaining named executive officers' base salaries unchanged from their respective fiscal year 2009 base salaries.

	Principal Position	2009 Base Salary	2010 Base Salary	Base Salary % Change
Charles Liang	President, Chief Executive Officer and Chairman of the Board	$286,598	$286,598	0%
Howard Hideshima	Chief Financial Officer	$252,206	$252,206	0%
Phidias Chou	Vice President, Worldwide Sales	$200,454	$220,000	9.8%
Chiu-Chu (Sara) Liu Liang	Vice President of Operations, Treasurer, and Director	$168,000	$168,000	0%
Yih-Shyan (Wally) Liaw	Vice President, International Sales, Corporate Secretary and Director	$169,600	$169,600	0%

Quarterly Bonus. Our cash bonus program seeks to motivate executive officers to work effectively to achieve our financial performance objectives and to reward them when such objectives are met. Quarterly bonuses for executive officers are subject to approval by the Committee. Bonuses are not awarded based upon any specific plan or formula, but are subjectively determined based upon our performance during the quarter and the individual's contributions. Historically these bonuses have ranged from zero to an amount equal to two weeks of base salary. For fiscal year 2010, aggregate quarterly bonuses for executive officers averaged approximately 1% to 2% of base salary.

Equity-Based Incentive Compensation. Stock options are an important component of the total compensation of executive officers. We believe that stock options align the interests of each executive with those of the shareholders. They also provide executive officers a significant, long-term interest in our success and help retain key executive officers in a competitive market for executive talent. Our 2006 Equity Incentive Plan authorizes the Compensation Committee to grant stock options to executive officers. The number of shares owned by, or subject to options held by, each executive officer is periodically reviewed and additional awards are considered based upon a generalized assessment of past performance of the executive and the relative holdings of other executive officers. The option grants generally utilize four-year vesting periods to encourage executive officers to continue contributing to us, and they generally expire no later than ten years from the date of grant.

In March and April 2009, the Compensation Committee approved grants of additional options to executive officers as part of the Compensation Committee's review of all employee grant levels. The Compensation Committee granted an option to Mr. Liang for 720,000 shares with an exercise price equal to $10.66 per share, twice the market value as of the date of grant. The option vests over four years. The Compensation Committee concluded that as Mr. Liang had not received any additional equity for a number of years, he should be provided with an additional incentive, but that incentive should not be realizable unless our stockholders likewise benefit from a substantial increase in our stock price.

Fiscal Year 2011 Executive Officer Compensation

In August 2010, the Compensation Committee met to review the base salaries of our executive officers for fiscal year 2011. In determining base salaries for fiscal year 2011, the Compensation Committee decided to increase the base salary of our executive officers other than the Chief Executive Officer based upon recommendations by our Chief Executive Officer, taking into account such factors as salary norms in comparable companies and publicly available data regarding compensation increases in the industry, a subjective assessment of the nature of the position and an annual review of the contribution and experience of the executive officer. For the Chief Executive Officer, the Compensation Committee considered substantially the same information as well as the size of the company and the Chief Executive Officer's percentage ownership and determined to make no changes to the base salary of the Chief Executive Officer. During fiscal year 2011, the Compensation Committee approved increases in base salaries for our executive officers set forth below. The base salary increases were comparable to the average percentage base salary increases granted to our employees generally.

	Principal Position	2010 Base Salary	2011 Base Salary	Base Salary % Change
Charles Liang	President, Chief Executive Officer and Chairman of the Board	$286,598	$286,598	0.0%
Howard Hideshima	Chief Financial Officer	$252,206	$258,511	2.5%
Phidias Chou	Vice President, Worldwide Sales	$220,000	$225,500	2.5%
Chiu-Chu (Sara) Liu Liang	Vice President of Operations, Treasurer, and Director	$168,000	$176,400	5.0%
Yih-Shyan (Wally) Liaw	Vice President, International Sales, Corporate Secretary and Director	$169,600	$178,080	5.0%

Stock Ownership Guidelines

We currently do not require our directors or executive officers to own a particular amount of our common stock. The Committee is satisfied that stock and option holdings among our directors and executive officers are sufficient at this time to provide motivation and to align this group's interests with those of our stockholders. Our insider trading policy prohibits any of our executive officers, employees or contractors from engaging in any transactions in publicly-traded options, such as puts and calls, and other derivative securities, including any hedging or similar transaction, with respect to our common stock.

Other Benefits

Health and Welfare Benefits

Our executive officers receive the same health and welfare benefits offered to other employees including medical, dental, vision, life, accidental death and dismemberment, disability, flexible spending accounts and holiday pay. The same contribution amounts, percentages and plan design provisions are applicable to all employees.

Retirement Program

Our executive officers may participate in the same tax-qualified, employee-funded 401(k) plan offered to all other employees. We currently have no Supplemental Executive Retirement Plan, or SERP, obligations. We do not offer any defined benefit retirement plans to our executive officers.

Perquisites

We do not provide special benefits or other perquisites to any of our executive officers, with the exception of an automobile allowance provided to our Chief Executive Officer, as detailed in the "Summary Compensation Table."

Employment Arrangements, Severance and Change of Control Benefits

We have not entered into employment agreements with any of our named executive officers. Mr. Hideshima, Mr. Chou, Mr. Hsu and Ms. Liang have signed offer letters which provide for at-will employment. The offer letters provide for salary, stock options and right to participate in our employee benefit plans. We do not have any written employment arrangements with Messrs. Liang and Liaw. We do not have any arrangements with any of our executive officers that provide for any severance benefits in the event of termination or change of control.

Tax and Accounting Treatment of Compensation

In our review and establishment of compensation programs and payments, we consider, but do not place great emphasis on, the anticipated accounting and tax treatment of our compensation programs on us and our executive officers. While we may consider accounting and tax treatment, these factors alone are not dispositive. Among other factors that receive greater consideration are the net costs to us and our ability to effectively administer executive compensation in the short and long-term interests of stockholders under a proposed compensation arrangement.

We monitor whether it might be in our best interest to comply with Section 162(m) of the Code, but reserve the right to award future compensation which would not comply with the Section 162(m) requirements for non-deductibility if the Committee concludes that it is in our best interest to do so. We seek to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals and therefore the Committee has not adopted a policy requiring all compensation to be deductible. The Committee will continue to assess the impact of Section 162(m) on its compensation practices and determine what further action, if any, is appropriate.

We account for equity compensation paid to our employees in accordance with Accounting Standards Codification Topic 718, Stock Compensation ("ASC Topic 718"), which require us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

We intend that our plans, arrangements and agreements will be structured and administered in a manner that complies with the requirements of Section 409A of the Code. Participation in, and compensation paid under our plans, arrangements and agreements may, in certain instances, result in the deferral of compensation that is subject to the requirements of Section 409A. If our plans, arrangements and agreements as administered fail to meet certain requirements under Section 409A, compensation earned thereunder may be subject to immediate taxation and tax penalties.

Summary

The Committee believes that our compensation philosophy and programs are designed to foster a performance-oriented culture that aligns our executive officers' interests with those of our stockholders. The Committee also believes that the compensation of our executive officers is both appropriate and responsive to the goal of improving stockholder value.

Compensation Committee Report

The Committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") with the Company's management. Based on this review and these discussions, the Committee recommended to the board of directors that the CD&A be included in this filing.

This report has been furnished by the Compensation Committee.

Sherman Tuan, Chair
Hwei-Ming (Fred) Tsai

Summary Compensation Table

The following table summarizes the compensation paid to our Chief Executive Officer, our Chief Financial Officer and to our other most highly compensated executive officers who were the only executive officers whose total annual salary and bonus exceeded $100,000 in fiscal year 2010, for services rendered in all capacities to us during fiscal year 2010, 2009 and 2008. We refer to these officers as our "named executive officers."

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)	Total ($)
Charles Liang	2010	$286,598	$ 4,823	—	$645,497	—	—	$ 7,987(5)	$944,905
President, Chief Executive Officer and Chairman of the Board	2009	$285,460	$ 5,381	—	$210,450	—	—	$ 5,511(5)	$506,802
	2008	$272,306	$23,175	—	—	—	—	$19,329(6)	$314,810
Howard Hideshima	2010	$253,331	$ 3,638	—	$270,453	—	—	$ 5,316(5)	$532,738
Chief Financial Officer	2009	$251,205	$ 4,735	—	$279,175	—	—	$ 4,850(5)	$539,965
	2008	$239,630	$15,906	—	$274,177	—	—	$ 4,619(5)	$534,332
Phidias Chou	2010	$214,299	$ 4,156	—	$ 47,990	—	—	$ 4,625(5)	$271,070
Vice President, Worldwide Sales	2009	$199,981	$ 6,101	—	$ 2,486	—	—	$ 3,855(5)	$212,423
	2008	$188,524	$12,461	—	—	—	—	$10,909(5)	$211,894
Chiu-Chu (Sara) Liu Liang	2010	$168,000	$ 2,423	—	$ 35,898	—	—	$ 673(5)	$206,994
Vice President of Operations, Treasurer and Director	2009	$167,333	$ 3,153	—	$ 2,243	—	—	$ 3,231(5)	$175,960
	2008	$158,493	$10,073	—	—	—	—	$ 9,230(5)	$177,796
Yih-Shyan (Wally) Liaw	2010	$169,600	$ 2,854	—	$ 48,939	—	—	$ 3,341(5)	$224,734
Vice President, International Sales,	2009	$168,800	$ 4,754	—	$ 48,939	—	—	$ 3,261(5)	$225,754
Corporate Secretary and Director	2008	$159,245	$ 7,693	—	$ 8,581	—	—	$ 9,230(5)	$184,749

(1) Amounts disclosed under "Bonus" reflect the cash bonuses earned by the named executive officers.
(2) Restricted stock awards were issued to Charles Liang and Chiu-Chu Liu Liang to exchange their exercised options during fiscal year 2009. The Company determined that there is no incremental fair value of the option exchanged for the award.
(3) The amount reported in the Option Awards column represents the dollar amount recognized for financial statement reporting purposes in accordance ASC Topic 718, except that no assumptions were included for estimated forfeitures related to service-based vesting conditions. This valuation method values option awards granted during fiscal year 2010 and prior years. A discussion of the assumptions used in calculating the compensation cost is set forth in Note 11 of Notes to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended June 30, 2010.
(4) The Company does not have a defined benefit plan or a non-qualified deferred compensation plan.
(5) Amount reflects vacation and sick pay.
(6) Amount reflects a monthly automobile allowance of $3,583 from July 1, 2007 to October 31, 2007 and vacation and sick pay of $15,746.

Grants of Plan-Based Awards

The following table provides information concerning all plan-based awards granted during fiscal year 2010 to our named executive officers:

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Threshold ($)	Target ($)	Maximum ($)				
Charles Liang	—	—	—	—	—	—	$—	$ —
Howard Hideshima	—	—	—	—	—	—	$—	$ —
Phidias Chou	10/26/2009	—	—	—	—	18,970(2)	$3.64	$ 69,055
	10/26/2009					31,030(3)	$3.64	$112,956
Chiu-Chu (Sara) Liu Liang	1/25/2010	—	—	—	—	19,615(4)	$5.09	$ 99,859
	1/25/2010	—	—	—	—	20,985(5)	$5.09	$106,833
Yih-Shyan (Wally) Liaw	—	—	—	—	—	—	$—	$ —

(1) Represents the fair value of each stock option and award as of the date of grant, computed in accordance with ASC Topic 718.

(2) These incentive stock options vest at the rate of 25% on July 1, 2010 and 1/16th per quarter thereafter, such that the shares will be fully vested on July 1, 2013.

(3) These non-qualified stock options vest at the rate of 25% on July 1, 2010 and 1/16th per quarter thereafter, such that the shares will be fully vested on July 1, 2013.

(4) These incentive stock options vest at the rate of 25% on December 12, 2010 and 1/16th per quarter thereafter, such that the shares will be fully vested on December 12, 2013.

(5) These non-qualified stock options vest at the rate of 25% on December 12, 2010 and 1/16th per quarter thereafter, such that the shares will be fully vested on December 12, 2013

Outstanding Equity Awards at Fiscal Year-End 2010

The following table provides information concerning the outstanding equity-based awards as of June 30, 2010, and the option exercise price and expiration dates for each award, held by each of our named executive officers.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(1)
Charles Liang	800,000(2)	—	$ 1.25	6/30/2011		
	600,000(3)	—	$ 3.08	12/28/2014		
	270,000(4)	450,000(4)	$10.66	3/4/2019		
					718,564	$9,700,614
Howard Hideshima	19,198(5)	—	$13.89	11/17/2016		
	110,802(5)	—	$13.89	11/17/2016		
	24,375(6)	8,125(6)	$10.19	4/26/2017		
	4,963(7)	14,890(7)	$ 5.53	4/29/2019		
	8,036(7)	24,111(7)	$ 5.53	4/29/2019		
Phidias Chou	5,000(8)	—	$ 1.25	6/30/2011		
	20,000(9)	—	$ 1.25	12/23/2012		
	56,000(10)	—	$ 3.25	9/30/2015		
	5,625(7)	16,875(7)	$ 5.53	4/29/2019		
	—	31,030(11)	$ 8.36	10/26/2019		
	—	18,970(11)	$ 8.36	10/26/2019		
Chiu-Chu (Sara) Liu Liang	120,000(12)	—	$ 1.25	6/30/2011		
	200,000(13)	—	$ 1.25	12/23/2012		
	64,800(14)	—	$ 3.50	12/30/2015		
	5,075(7)	15,225(7)	$ 5.53	4/29/2019		
	—	19,615(15)	$11.81	1/25/2020		
	—	20,985(15)	$11.81	1/25/2020		
					91,306	$1,232,631
Yih-Shyan (Wally) Liaw	226,000(16)	—	$ 1.25	6/30/2011		
	90,000(17)	—	$ 2.53	3/31/2014		
	17,231(18)	13,404(18)	$ 7.46	4/28/2018		
	17,029(18)	13,246(18)	$ 7.46	4/28/2018		

(1) Market value based upon the closing price of our common stock of $13.50 on June 30, 2010 multiplied by the number of restricted stock awards.

(2) Options vested at the rate of 25% on November 1, 2001 and 1/16th per quarter thereafter, such that the shares were fully vested on November 1, 2004.

(3) Options vested at the rate of 25% on November 1, 2005 and 1/16th per quarter thereafter, such that the shares were fully vested on November 1, 2008.

(4) Options vested at the rate of 25% on November 1, 2009 and 1/16th per quarter thereafter, such that the shares will be fully vested on November 1, 2012.

(5) Options vested at the rate of 25% on May 8, 2007 and 1/16th per quarter thereafter, such that the shares were fully vested on May 8, 2010.

(6) Options vested at the rate of 25% on April 26, 2008 and 1/16th per quarter thereafter, such that the shares will be fully vested on April 26, 2011.

(7) Options vested at the rate of 25% on April 29, 2010 and 1/16th per quarter thereafter, such that the shares will be fully vested on April 29, 2013.
(8) Options vested at the rate of 25% on June 30, 2002 and 1/16th per quarter thereafter, such that the shares were fully vested on June 30, 2005.
(9) Options vested at the rate of 25% on August 1, 2001 and 1/16th per quarter thereafter, such that the shares were fully vested on August 1, 2004.
(10) Options vested at the rate of 25% on July 1, 2006 and 1/16th per quarter thereafter, such that the shares were fully vested on July 1, 2009.
(11) Options vest at the rate of 25% on July 1, 2010 and 1/16th per quarter thereafter, such that the shares will be fully vested on July 1, 2013.
(12) Options vested at the rate of 25% on December 11, 1998 and 1/16th per quarter thereafter, such that the shares were fully vested on December 11, 2001.
(13) Options vested at the rate of 25% on December 11, 2002 and 1/16th per quarter thereafter, such that the shares were fully vested on December 11, 2005.
(14) Options vested at the rate of 25% on December 12, 2006 and 1/16th per quarter thereafter, such that the shares were fully vested on December 12, 2009.
(15) Options vest at the rate of 25% on December 12, 2010 and 1/16th per quarter thereafter, such that the shares will be fully vested on December 12, 2013.
(16) Options vested at the rate of 25% on March 30, 2001 and 1/16th per quarter thereafter, such that the shares were fully vested on March 30, 2004.
(17) Options vested at the rate of 25% on March 30, 2005 and 1/16th per quarter thereafter, such that the shares were fully vested on March 30, 2008.
(18) Options vested at the rate of 25% on March 30, 2009 and 1/16th per quarter thereafter, such that the shares will be fully vested on March 30, 2012.

Option Exercises and Stock Vested During Fiscal Year 2010

The following table sets forth the dollar amounts realized pursuant to the exercise or vesting of equity-based awards by our named executive officers during fiscal year 2010.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)**
Charles Liang	200,000	$2,572,000	179,641	$1,435,332
Howard Hideshima	—	$ —	—	$ —
Phidias Chou	75,000	$ 796,594	—	$ —
Chiu-Chu (Sara) Liu Liang	120,000	$1,109,224	91,305	$ 911,224
Yih-Shyan (Wally) Liaw	14,000	$ 180,975	—	$ —

(1) Based on the difference between the closing price of our common stock on the date of exercise and the exercise price.
(2) The value is the closing price of our common stock on the date of vesting, multiplied by the number of shares vested.

Director Compensation

Under our director compensation policy, we reimburse non-employee directors for reasonable expenses in connection with attendance at board and committee meetings. Our non-employee directors receive an annual retainer of $40,000, payable quarterly. In addition, the chairperson of our audit committee receives an annual retainer of $25,000, the chairperson of each of our compensation committee and nominating and corporate governance committee receives an annual retainer of $5,000 and each director serving in a non-chairperson capacity on our audit, compensation or nominating and corporate governance committees receives an annual retainer of $2,500 per committee, payable quarterly.

Non-employee directors also are eligible to receive stock options under our 2006 Equity Incentive Plan. Non-employee directors receive nondiscretionary, automatic grants of nonstatutory stock options under our 2006 Equity Incentive Plan. A non-employee director is automatically granted an initial option to purchase 18,000 shares upon first becoming a member of our board of directors. A non-employee director serving as chairperson of the audit committee receives an initial grant of an option to purchase 12,000 shares. Non-employee directors serving as chairperson of the compensation or nominating and corporate governance committee receive an initial grant of an option to purchase 2,000 shares. Each of these initial options vests and becomes exercisable over four years, with the first 25% of the shares subject to each initial option vesting on the first anniversary of the date of grant and the remainder vesting quarterly thereafter. Immediately after each of our annual meetings of stockholders, each non-employee director is automatically granted an option to purchase 4,500 shares of our common stock, the audit committee chairperson is granted an annual option to purchase 3,000 shares of our common stock and the chairperson of each of the compensation and nominating and corporate governance committees is granted an annual option to purchase 500 shares of our common stock. These options will vest and become exercisable on the first anniversary of the date of grant or immediately prior to our annual meeting of stockholders, if earlier.

The options granted to non-employee directors have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control. Annual grants will be reduced proportionally if the person did not serve in that capacity for the full year after the annual grant.

The following table shows for the fiscal year ended June 30, 2010 certain information with respect to the compensation of all of our non-employee directors:

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Hwei-Ming (Fred) Tsai . . .	$50,000	—	$60,895	—	—	—	$110,895
Edward J. Hayes, Jr.	$65,000	—	$57,227	—	—	—	$122,227
Sherman Tuan	$47,500	—	$37,630	—	—	—	$ 85,130
Gregory K. Hinckley	$42,500	—	$43,532	—	—	—	$ 86,032

(1) This column represents annual director fees, non-employee committee chairman fees and other committee member fees earned in fiscal year 2010.

(2) The dollar amount in this column represents the grant date fair value of each award calculated in accordance with ASC Topic 718, excluding the estimates of service-based forfeiture and using the Black Scholes option-pricing model. Assumptions used in the calculation of these amounts are included in Item 8, Financial Statements and Supplementary Data, and Note 11 of Notes to our audited Consolidated Financial Statements for the fiscal year 2010 included in our Annual Report on Form 10-K. The table below sets forth the aggregate number of option awards held by our non-employee directors as of June 30, 2010.

Name	Option Awards
Hwei-Ming (Fred) Tsai	100,000
Edward J. Hayes, Jr.	52,500
Sherman Tuan	34,500
Gregory K. Hinckley	27,000

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is a current or former officer or employee of the Company or had any relationship with the Company requiring disclosure. In addition, during fiscal 2010, none of our executive officers served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers who served on our board of directors or Compensation Committee.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of August 24, 2010 by:

- each of the named executive officers;
- each of our directors; and
- all directors and executive officers as a group.

We do not know of any person or entity who beneficially owns more than 5% of our outstanding common stock as of August 24, 2010 except for the named executive officers and directors.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Common Stock Outstanding(3)
Executive Officers and Directors:		
Charles Liang(4)	10,481,927	26.2%
Howard Hideshima(5)	229,268	*
Phidias Chou(6)	103,654	*
Chiu-Chu (Sara) Liang(7)	10,481,927	26.2%
Yih-Shyan (Wally) Liaw(8)	3,563,387	9.2%
Hwei-Ming (Fred) Tsai(9)	449,062	1.2%
Edward J. Hayes, Jr.(10)	41,250	*
Sherman Tuan(11)	26,375	*
Gregory K. Hinckley(12)	11,250	*
All directors and executive officers as a group (9 persons)(13)	14,906,173	36.4%

* Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

(1) Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws applicable and to the information contained in the footnotes to this table.

(2) Under the SEC rules, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options.

(3) Calculated on the basis of 38,174,622 shares of Common Stock outstanding as of August 24, 2010, provided that any additional shares of Common Stock that a stockholder has the right to acquire within 60 days after August 24, 2010 and restricted stock awards issued as of August 24, 2010 are deemed to be outstanding for the purposes of calculating that stockholder's percentage of beneficial ownership.

(4) Includes 1,515,000 shares issuable upon the exercise of options exercisable within 60 days after August 24, 2010. Also includes 3,403,468 shares jointly held by Mr. Charles Liang and Mrs. Liang, Mr. Charles Liang's spouse, 150,000 shares held by Green Earth Charitable Trust, for which Mrs. Liang serves as trustee, 2,300 shares held by Mr. Liang's daughter, 9,200 shares held by Mr. Liang's children, for which Mrs. Liang serves as custodian, 512,611 shares held by Ms. Liang and 391,143 shares issuable upon the exercise of options held by Ms. Liang and exercisable within 60 days after August 24, 2010. See footnote 7.

(5) Includes 229,268 shares issuable upon the exercise of options exercisable within 60 days after August 24, 2010.

(6) Includes 103,654 shares issuable upon the exercise of options exercisable within 60 days after August 24, 2010.

(7) Includes 391,143 shares issuable upon the exercise of options exercisable within 60 days after August 24, 2010. Also includes 150,000 shares held by Green Earth Charitable Trust, 2,300 shares held by Mrs. Liang's daughter, 9,200 shares held by Mrs. Liang's children, for which Mrs. Liang serves as custodian, 4,498,205 shares held by Mr. Liang, Mrs. Sara Liang's spouse, and 1,515,000 shares issuable upon the exercise of options held by Mr. Liang and exercisable within 60 days after August 24, 2010. See footnote 4.

(8) Includes 354,067 shares issuable upon the exercise of options exercisable within 60 days after August 24, 2010. 2,945,965 shares held by Liaw Family Trust, for which Mr. and Mrs. Liaw serve as trustees, 45,652 shares held by Mrs. Liaw, Mr. Liaw's spouse and 22,050 shares issuable upon the exercise of options granted to Mrs. Liaw, exercisable within 60 days after August 24, 2010.

(9) Includes 94,062 shares issuable upon the exercise of options exercisable within 60 days after August 24, 2010. Also includes 325,000 shares held by Tsai Family Trust, for which Mr. Hwei Ming (Fred) Tsai and Mrs. Li-Jiuan Chi Tsai serve as trustees.

(10) Includes 41,250 shares issuable upon the exercise of options exercisable within 60 days after August 24, 2010.

(11) Includes 26,375 shares issuable upon the exercise of options exercisable within 60 days after August 24, 2010.

(12) Includes 11,250 shares issuable upon the exercise of options exercisable within 60 days after August 24, 2010.

(13) Includes 2,788,119 shares issuable upon the exercise of options exercisable within 60 days after August 24, 2010.

Equity Compensation Plan Information

We currently maintain two compensation plans that provide for the issuance of our Common Stock to officers and other employees, directors and consultants. These consist of the 1998 Stock Option Plan and the 2006 Equity Incentive Plan, both of which have been approved by our stockholders. We no longer grant any options under the 1998 Stock Option Plan. The following table sets forth information regarding outstanding options and shares reserved and remaining available for future issuance under the foregoing plans as of June 30, 2010:

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by stockholders	12,124,949	$6.34	522,701(1)
Equity compensation plans not approved by stockholders	—	—	—
Total	12,124,949	$6.34	522,701

(1) The number of shares that are reserved for issuance under the 2006 Equity Incentive Plan are automatically increases on July 1 of each year through 2016 by a number of shares equal to the smaller of (a) 3% of our outstanding shares as of the close of business on the immediately preceding June 30 or (b) a lesser amount determined by the board of directors.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Procedures for Approval of Related Person Transactions

Pursuant to our Audit Committee charter, the Audit Committee has the responsibility for the review, approval or ratification of any related person transactions. In approving or rejecting a proposed transaction, our Audit Committee will consider the relevant facts and circumstances available and deemed relevant, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director's independence. Our Audit Committee shall approve only those transactions that, in light of known circumstances are not inconsistent with our best interests, as our Audit Committee determines in the good faith exercise of its discretion. In addition, we annually require each of our directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related party transactions as such term is defined by SEC rules and regulations. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Transactions with Related Parties, Promoters and Certain Control Persons

Director and Officer Indemnification

We have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. In addition, our certificate of incorporation contains provisions limiting the liability of our directors and our bylaws contain provisions requiring us to indemnify our officers and directors.

Stock Option Awards

Please see the "Grants of Plan-Based Awards" table and the "Director Compensation" table above for information on stock option grants to our directors and named executive officers in fiscal 2010.

Director Independence

The board affirmatively determines the independence of each director and nominee for election as a director in accordance with guidelines it has adopted, which include all elements of independence set forth in applicable Nasdaq listing standards. Our director independence standards are set forth in our "Corporate Governance Guidelines" available at the website noted above.

Based on these standards, the board determined that, other than Charles Liang, Chiu-Chu (Sara) Liu Liang and Yih-Shyan (Wally) Liaw, each of the members of the board is an independent director under the Nasdaq rules. In addition, each member of our audit, compensation and nominating and corporate governance committees satisfies the independence requirements or members of such committees under applicable Nasdaq and SEC rules.

In fiscal year 2010, the Company had sales of $630,000 to Mentor Graphics and purchased a product from Mentor Graphics totaling $68,000. Gregory Hinckley, a member of the Company's board of directors, is president of Mentor Graphics. As of June 30, 2010, the amount owed to the Company by Mentor Graphics was $87,000 and no amounts were owed to Mentor Graphics by the Company.

Transactions with Ablecom Technology Inc.

Ablecom Technology Inc.—Ablecom, a Taiwan corporation, together with one of its subsidiaries, Compuware (collectively "Ablecom"), is one of the Company's major contract manufacturers. Ablecom's ownership of Compuware is below 50% but Compuware remains a related party as Ablecom still has significant influence over the operations. Ablecom's chief executive officer, Steve Liang, is the brother of Charles Liang, the Company's President, Chief Executive Officer and Chairman of the Board of Directors, and owns approximately 2.0% of the Company's common stock. Charles Liang served as a Director of Ablecom during the Company's fiscal 2006, but is no longer serving in such capacity. In addition, Charles Liang and his wife, also an officer of the Company, collectively own approximately 10.5% and 30.7% of Ablecom , while Steve Liang and other family members own approximately 35.9% and 49.3% of Ablecom at June 30, 2010 and 2009, respectively. The decrease in their ownership of Ablecom is primarily related to the additional shares of Ablecom's stock sold to its new investors and option shares exercised by its employees in fiscal year 2010. Yih-Shyan (Wally) Liaw, an officer and director of the Company, and his spouse collectively own approximately 0.0% and 5.2% of Ablecom at June 30, 2010 and 2009, respectively, as a result of their disposition of their shares of Ablecom's stock in fiscal year 2010.

The Company has product design and manufacturing services agreements ("product design and manufacturing agreements") and a distribution agreement ("distribution agreement") with Ablecom.

Under the product design and manufacturing agreements, the Company outsources a portion of its design activities and a significant part of its manufacturing of components such as server chassis to Ablecom. Ablecom agrees to design products according to the Company's specifications. Additionally, Ablecom agrees to build the tools needed to manufacture the products. Under the product design and manufacturing agreements, the Company commits to purchase a minimum quantity over a set period. The purchase price of the products manufactured by Ablecom is negotiated on a purchase order by purchase order basis at each purchase date. However, a fixed charge is added to the price of each unit purchased until the agreed minimum number of units is purchased. In August 2007, the Company entered into a new product development, manufacturing and service agreement with Ablecom. Under the new agreement, the Company has agreed to pay for the cost of blade server tooling and engineering services and will pay for those items when the work has been completed. In this case no fixed charge is added to future purchases for reimbursement of tooling costs. In September 2009, the Company entered into a similar product development agreement with Ablecom. Under this agreement, the Company has agreed to pay for the cost of chassis and related product tooling and engineering services and will pay for those items when the work has been completed. In this case no fixed charge is added to future purchases for reimbursement of tooling costs.

Under the distribution agreement, Ablecom purchases server products from the Company for distribution in Taiwan. The Company believes that the pricing and terms under the distribution agreement are similar to the pricing and terms of distribution arrangements the Company has with similar, third party distributors.

Ablecom's net sales to the Company and its net sales of the Company's products to others comprise a substantial majority of Ablecom's net sales. For fiscal year 2010, 2009 and 2008, the Company purchased products from Ablecom totaling $124,466,000, $91,954,000 and $105,981,000. For fiscal year 2010, 2009 and 2008, the Company sold products to Ablecom totaling $10,190,000, $6,025,000 and $6,593,000, respectively.

Amounts owed to the Company by Ablecom as of June 30, 2010 and 2009, were $1,201,000 and $280,000, respectively. Amounts owed to Ablecom by the Company as of June 30, 2010 and 2009, were $19,464,000 and $21,455,000, respectively. Historically, the Company has paid Ablecom the majority of invoiced dollars between 52 and 105 days of invoice. For the years ended June 30, 2010, 2009 and 2008, the Company received $164,000, $2,000 and $147,000, respectively, from Ablecom for penalty charges and paid $3,352,000, 2,918,000 and $4,163,000, respectively, in tooling assets and miscellaneous costs to Ablecom. Penalty charges are assessments relating to delayed deliveries or quality issues.

The Company's exposure to loss as a result of its involvement with Ablecom is limited to (a) potential losses on its purchase orders in the event of an unforeseen decline in the market price and/or demand of the Company's products such that the Company incurs a loss on the sale or cannot sell the products and (b) potential losses on outstanding accounts receivable from Ablecom in the event of an unforeseen deterioration in the financial condition of Ablecom such that Ablecom defaults on its payable to the Company. Outstanding purchase orders with Ablecom were $35,266,000 and $21,578,000 at June 30, 2010 and 2009, respectively, representing the maximum exposure to loss relating to (a) above. The Company does not have any direct or indirect guarantees of losses of Ablecom.

Item 14. ***Principal Accounting Fees and Services***

The Audit Committee appointed Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year 2010.

Independent Registered Public Accounting Firm Fees and Services

The following table sets forth the aggregate audit fees billed to us by our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte"), and fees paid to Deloitte for services in the fee categories indicated below during the fiscal years 2010 and 2009. The Audit Committee has considered the scope and fee arrangements for all services provided by Deloitte, taking into account whether the provision of non-audit services is compatible with maintaining Deloitte's independence, and has pre-approved 100% of the services described below.

	Fiscal Year Ended 6/30/10	Fiscal Year Ended 6/30/09
Audit Fees(1)	$1,063,000	$1,098,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$1,063,000	$1,098,000

(1) Audit fees consist of the aggregate fees for professional services rendered for the audit of our fiscal 2010 and 2009 consolidated financial statements and review of interim consolidated financial statements.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee's policy on approval of services performed by the independent registered public accounting firm is to pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the fiscal year. The Audit Committee reviews each non-audit service to be provided and assesses the impact of the service on the firm's independence.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) 1. Financial Statements

See Index to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

2. Financial Statement Schedules

All other financial statement schedules have been omitted because they are either not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits

See the Exhibit Index which follows the signature page of this Annual Report on Form 10-K, which is incorporated herein by reference.

(b) Exhibits

See Item 15(a)(3) above.

(c) Financial Statement Schedules

See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER MICRO COMPUTER, INC.

Date: September 7, 2010

/s/ CHARLES LIANG

Charles Liang
President, Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles Liang and Howard Hideshima, jointly and severally, his attorney-in-fact, each with the full power of substitution, for such person, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might do or could do in person hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated.

Signature	Title	Date
/s/ CHARLES LIANG **Charles Liang**	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	September 7, 2010
/s/ HOWARD HIDESHIMA **Howard Hideshima**	Chief Financial Officer (Principal Financial and Accounting Officer)	September 7, 2010
/s/ CHIU-CHU (SARA) LIU LIANG **Chiu-Chu (Sara) Liu Liang**	Vice President of Operations, Treasurer and Director	September 7, 2010
/s/ YIH-SHYAN (WALLY) LIAW **Yih-Shyan (Wally) Liaw**	Vice President of International Sales, Secretary and Director	September 7, 2010
/s/ HWEI-MING (FRED) TSAI **Hwei-Ming (Fred) Tsai**	Director	September 7, 2010
/s/ EDWARD J. HAYES, JR **Edward J. Hayes, Jr**	Director	September 7, 2010
/s/ SHERMAN TUAN **Sherman Tuan**	Director	September 7, 2010
/s/ GREGORY K. HINCKLEY **Gregory K. Hinckley**	Director	September 7, 2010

EXHIBIT INDEX

Exhibit Number	Description
3.3	Amended and Restated Certificate of Incorporation of Super Micro Computer, Inc.(1)
3.4	Amended and Restated Bylaws of Super Micro Computer, Inc.(1)
4.1	Specimen stock certificate for shares of common stock of Super Micro Computer, Inc.(1)
10.1*	1998 Stock Option Plan, as amended(1)
10.2*	Form of Incentive Stock Option Agreement under 1998 Stock Option Plan(1)
10.3*	Form of Nonstatutory Stock Option Agreement under 1998 Stock Option Plan(1)
10.4*	Form of Nonstatutory Stock Option Agreement outside the 1998 Stock Option Plan(1)
10.5*	2006 Equity Incentive Plan(1)
10.6*	Form of Option Agreement under Super Micro Computer, Inc. 2006 Equity Incentive Plan(1)
10.7*	Form of Restricted Stock Agreement under Super Micro Computer, Inc. 2006 Equity Incentive Plan(1)
10.8*	Form of Restricted Stock Unit Agreement under Super Micro Computer, Inc. 2006 Equity Incentive Plan(1)
10.9*	Form of directors' and officers' Indemnity Agreement(1)
10.10	Promissory Note dated as of March 22, 2001, issued by Super Micro Computer, Inc. to Bank of America, N.A.(1)
10.11	Standing Loan Agreement dated March 22, 2001, by and between Super Micro Computer, Inc. and Bank of America, N.A.(1)
10.12	Product Manufacturing Agreement dated as of April 16, 2004 by and between Super Micro Compute, Inc. and Tatung Company(1)
10.13	Promissory Note dated as of April 22, 2004, issued by Super Micro Computer, Inc. to Wachovia Commercial Mortgage, Inc.(1)
10.14	Business Loan Agreement dated as of April 22, 2004, by and between Super Micro Computer, Inc. and Wachovia Commercial Mortgage, Inc.(1)
10.15	Promissory Note dated September 28, 2005, issued by Super Micro Computer, Inc. to Citibank (West), FSB(1)
10.16	Business Loan Agreement dated as of September 28, 2005, by and between Super Micro Computer, Inc. and Citibank (West), FSB(1)
10.17	Business Loan Agreement dated November 1, 2005, by and between Super Micro Computer, Inc. and Far East National Bank(1)
10.18	Promissory Note dated November 1, 2005, issued by Super Micro Computer, Inc. to Far East National Bank(1)
10.19	Commercial Security Agreement dated November 1, 2005, by and between Super Micro Computer, Inc. and Far East National Bank(1)
10.20*	Offer Letter for Chiu-Chu (Sara) Liu Liang(1)
10.21*	Offer Letter for Alex Hsu(1)
10.22*	Offer Letter for Howard Hideshima(1)
10.23*	Director Compensation Policy(1)

Exhibit Number	Description
10.24	Product Manufacturing Agreement dated January 8, 2007 between Super Micro Computer, Inc. and Ablecom Technology Inc.(1)
10.25	First Amendment to Product Manufacturing Agreement between Super Micro Computer, Inc. and Tatung Company dated as of March 7, 2007(1)
10.26*	Form of Notice of Grant of Stock Option under 2006 Equity Incentive Plan(2)
10.27*	Form of Notice of Grant of Restricted Stock under 2006 Equity Incentive Plan(2)
10.28*	Form of Notice of Grant of Restricted Stock Unit under 2006 Equity Incentive Plan(2)
10.29	Agreement of Purchase and Sale(3)
10.30*	Stock Option Exercise Notice and Restricted Stock Purchase Agreement—Charles Liang(4)
10.31*	Stock Option Exercise Notice and Restricted Stock Purchase Agreement—Chiu-Chu Liang(5)
10.32*	Stock Option Exercise Notice and Restricted Stock Purchase Agreement—Shiow-Meei Liaw(5)
10.33	Agreement of Purchase and Sale of Properties on Fox Lane and Fox Drive, San Jose, California(6)
10.34+	Business Loan Agreement dated as of June 17, 2010, by and between Super Micro Computer, Inc. and Bank of America(7)
21.1	Subsidiaries of Super Micro Computer, Inc.(1)
23.1+	Consent of Independent Registered Public Accounting Firm
24.1+	Power of Attorney (included in signature pages)
31.1+	Certification of Charles Liang, President and CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2+	Certification of Howard Hideshima, CFO and Secretary Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1+	Certification of Charles Liang, President and CEO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(8)
32.2+	Certification of Howard Hideshima, CFO and Secretary Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(8)

+ Filed herewith

(1) Incorporated by reference to the same number exhibit filed with the Registrant's Registration Statement on Form S-1 (Registration No. 333-138370), declared effective by the Securities and Exchange Commission on March 28, 2007.

(2) Incorporated by reference to the Company's Registration Statement on Form S-8 (Commission File No. 333-142404) filed with the Securities and Exchange Commission on April 27, 2007.

(3) Incorporated by reference to Exhibit 10.1 from the Company's current report on Form 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on June 29, 2007.

(4) Incorporated by reference to the Company's Annual Report on Form 10-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on September 2, 2008.

(5) Incorporated by reference to the Company's current report on Form 8-K (Commission File No. 001-33383) filed with the Securities and Exchange Commission on December 2, 2008.

(6) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (Commission File No. 001-33383) filed with the Securities and Exchange Commission on May 7, 2010.

(7) The business loan agreement dated as of June 17, 2010 attached as Exhibit 10.34

(8) The certifications attached as Exhibit 32.1 and 32.2 accompany the Annual Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed "filed" by Super Micro Computer, Inc. for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

* Management contract, or compensatory plan or arrangement

Exhibit 10.34

LOAN AGREEMENT

This Loan Agreement (this "Agreement") dated as of June 17, 2010, is between Bank of America, N.A. (the "Bank") and Super Micro Computer, Inc., a Delaware corporation (the "Borrower").

1. FACILITY NO. 1: LINE OF CREDIT AMOUNT AND TERMS

1.1 Line of Credit Amount.

(a) During the availability period described below, the Bank will provide a line of credit to the Borrower ("Facility No. 1"). The amount of the line of credit (the "Facility No. 1 Commitment") is $25,000,000.

(b) This is a revolving line of credit. During the availability period, the Borrower may repay principal amounts and reborrow them.

(c) The Borrower agrees not to permit the principal balance outstanding to exceed the Facility No. 1 Commitment. If the Borrower exceeds this limit, the Borrower will immediately pay the excess to the Bank upon the Bank's demand.

1.2 Availability Period.

The line of credit is available between the date of this Agreement and June 15, 2013, or such earlier date as the availability may terminate as provided in this Agreement (the "Facility No. 1 Expiration Date"). The availability period for this line of credit will be considered renewed if and only if the Bank has sent to the Borrower a written notice of renewal for the line of credit (the "Renewal Notice"). If this line of credit is renewed, it will continue to be subject to all the terms and conditions set forth in this Agreement except as modified by the Renewal Notice. If this line of credit is renewed, the term "Expiration Date" shall mean the date set forth in the Renewal Notice as the Expiration Date and the same process for renewal will apply to any subsequent renewal of this line of credit. A renewal fee may be charged at the Bank's option. The amount of the renewal fee will be specified in the Renewal Notice.

1.3 Repayment Terms.

(a) The Borrower will pay interest on July 1, 2010, and then on the same day of each month thereafter until payment in full of any principal outstanding under this facility.

(b) The Borrower will repay in full any principal, interest or other charges outstanding under Facility No. 1 no later than the Facility No. 1 Expiration Date. Any interest period for an optional interest rate (as described below) shall expire no later than the Facility No. 1 Expiration Date.

1.4 Interest Rate.

(a) The interest rate is a rate per year equal to the Bank's Prime Rate minus 0.50 percentage points.

(b) The Prime Rate is the rate of interest publicly announced from time to time by the Bank as its Prime Rate. The Prime Rate is set by the Bank based on various factors, including the Bank's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans. The Bank may price loans to its customers at, above, or below the Prime Rate. Any change in the Prime Rate will take effect at the opening of business on the day specified in the public announcement of a change in the Bank's Prime Rate.

1.5 Optional Interest Rates.

Instead of the interest rate based on the rate stated in the paragraph entitled "Interest Rate" above, the Borrower may elect the optional interest rates listed below for this Facility No. 1 during interest periods agreed to by the Bank and the Borrower. The optional interest rates shall be subject to the terms and conditions described later in this Agreement. Any principal amount bearing interest at an optional rate under this Agreement is referred to as a "Portion." The following optional interest rates are available:

(a) The LIBOR Rate plus 1.50 percentage point(s).

1.6 Letters of Credit.

(a) At the request of the Borrower, between the date of this Agreement and the Facility No. 1 Expiration Date, the Bank will issue:

  (i) Standby letters of credit with a maximum maturity of 365 days but not to extend more than 365 days beyond the Facility No. 1 Expiration Date. The standby letters of credit may include a provision providing that the maturity date will be automatically extended each year for an additional year unless the Bank gives written notice to the contrary; provided, however, that each letter of credit must include a final maturity date which will not be subject to automatic extension.

  (ii) Commercial letters of credit with a maximum maturity of 365 days but not to extend more than 365 days beyond the Facility No. 1 Expiration Date. The commercial letters of credit will require drafts payable at sight.

(b) The amount of all letters of credit outstanding at any one time (including the drawn and unreimbursed amounts of the letters of credit) may not exceed $5,000,000.

(c) In calculating the principal amount outstanding under the Facility No. 1 Commitment, the calculation will include the amount of any letters of credit outstanding, including amounts drawn on any letters of credit and not yet reimbursed.

(d) The Borrower agrees:

  (i) Any sum drawn under a letter of credit may, at the option of the Bank, be added to the principal amount outstanding under this Agreement. The amount will bear interest and be due as described elsewhere in this Agreement.

  (ii) If there is a default under this Agreement, to immediately prepay and make the Bank whole for any outstanding letters of credit.

  (iii) The issuance of any letter of credit and any amendment to a letter of credit is subject to the Bank's written approval and must be in form and content satisfactory to the Bank and in favor of a beneficiary acceptable to the Bank.

  (iv) To sign the Bank's form Application and Agreement for Commercial Letter of Credit or Application and Agreement for Standby Letter of Credit, as applicable.

  (v) To pay any issuance and/or other fees that the Bank notifies the Borrower will be charged for issuing and processing letters of credit for the Borrower.

  (vi) To allow the Bank to automatically charge its checking account for applicable fees, discounts, and other charges.

(vii) To pay the Bank a non-refundable fee equal to 2.00% per annum of the outstanding undrawn amount of each standby letter of credit (the "L/C Fee"), payable quarterly in advance, calculated on the basis of the face amount outstanding on the day the L/C Fee is calculated. If there is a default under this Agreement, at the Bank's option, the amount of the L/C Fee will be increased to 4.00% per annum, effective starting on the day the Bank provides notice of the increase to the Borrower.

2. OPTIONAL INTEREST RATES

2.1 Optional Rate.

Each optional interest rate is a rate per year. Interest will be paid on July 1, 2010, and then on the same day of each month thereafter until payment in full of any principal outstanding under this Agreement. No Portion will be converted to a different interest rate during the applicable interest period. Upon the occurrence of an event of default under this Agreement, the Bank may terminate the availability of optional interest rates for interest periods commencing after the default occurs. At the end of any interest period, the interest rate will revert to the rate stated in the paragraph(s) entitled "Interest Rate" above, unless the Borrower has designated another optional interest rate for the Portion.

2.2 LIBOR Rate.

The election of LIBOR Rates shall be subject to the following terms and requirements:

(a) The interest period during which the LIBOR Rate will be in effect will be one, two, three, and six months. The first day of the interest period must be a day other than a Saturday or a Sunday on which banks are open for business in New York and London and dealing in offshore dollars (a "LIBOR Banking Day"). The last day of the interest period and the actual number of days during the interest period will be determined by the Bank using the practices of the London inter-bank market.

(b) Each LIBOR Rate Portion will be for an amount not less than $100,000.

(c) A LIBOR Rate may be elected only for the entire principal amount outstanding under the applicable facility.

(d) The "LIBOR Rate" means the interest rate determined by the following formula. (All amounts in the calculation will be determined by the Bank as of the first day of the interest period.)

$$\text{LIBOR Rate} = \frac{\text{London Inter-Bank Offered Rate}}{(1.00 - \text{Reserve Percentage})}$$

Where,

(i) "London Inter-Bank Offered Rate" means, for any applicable interest period, the rate per annum equal to the British Bankers Association LIBOR Rate ("BBA LIBOR"), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as selected by the Bank from time to time) at approximately 11:00 a.m. London time two (2) London Banking Days before the commencement of the interest period, for U.S. Dollar deposits (for delivery on the first day of such interest period) with a term equivalent to such interest period. If such rate is not available at such time for any reason, then the rate for that interest period will be determined by such alternate method as reasonably selected by the Bank. A "London Banking Day" is a day on which banks in London are open for business and dealing in offshore dollars.

(ii) "Reserve Percentage" means the total of the maximum reserve percentages for determining the reserves to be maintained by member banks of the Federal Reserve System for Eurocurrency Liabilities, as defined in Federal Reserve Board Regulation D, rounded upward to the nearest 1/100 of one percent. The percentage will be expressed as a decimal, and will include, but not be limited to, marginal, emergency, supplemental, special, and other reserve percentages.

(e) The Borrower shall irrevocably request a LIBOR Rate Portion no later than 12:00 noon Pacific time on the LIBOR Banking Day preceding the day on which the London Inter-Bank Offered Rate will be set, as specified above. For example, if there are no intervening holidays or weekend days in any of the relevant locations, the request must be made at least three days before the LIBOR Rate takes effect.

(f) The Bank will have no obligation to accept an election for a LIBOR Rate Portion if any of the following described events has occurred and is continuing:

(i) Dollar deposits in the principal amount, and for periods equal to the interest period, of a LIBOR Rate Portion are not available in the London inter-bank market; or

(ii) the LIBOR Rate does not accurately reflect the cost of a LIBOR Rate Portion.

(g) Each prepayment of a LIBOR Rate Portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid and a prepayment fee as described below. A "prepayment" is a payment of an amount on a date earlier than the scheduled payment date for such amount as required by this Agreement.

(h) The prepayment fee shall be in an amount sufficient to compensate the Bank for any loss, cost or expense incurred by it as a result of the prepayment, including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Portion or from fees payable to terminate the deposits from which such funds were obtained. The Borrower shall also pay any customary administrative fees charged by the Bank in connection with the foregoing. For purposes of this paragraph, the Bank shall be deemed to have funded each Portion by a matching deposit or other borrowing in the applicable interbank market, whether or not such Portion was in fact so funded.

3. FEES AND EXPENSES

3.1 Fees.

(a) Unused Commitment Fee. The Borrower agrees to pay a fee on any difference between the Facility No. 1 Commitment and the amount of credit it actually uses, determined by the daily amount of credit outstanding during the specified period (such fee, the "Unused Commitment Fee"). The Unused Commitment Fee will be calculated at 0.30% per year. The Unused Commitment Fee is due on September 30, 2010, and on the last day of each following quarter until the expiration of the availability period. If the Borrower maintains an average daily balance of at least $14,000,000 in one or more demand deposit accounts at Bank at all times during the period for which the Unused Commitment Fee is calculated, then the Borrower is not obligated to pay the Unused Commitment Fee calculated with respect to that period.

(b) Waiver Fee. If the Bank, at its discretion, agrees to waive or amend any terms of this Agreement, the Borrower will, at the Bank's option, pay the Bank a fee for each waiver or amendment in an amount advised by the Bank at the time the Borrower requests the waiver or amendment. Nothing in this paragraph implies that the Bank is obligated to agree to any waiver or amendment requested by the Borrower. The Bank may impose additional requirements as a condition to any waiver or amendment.

(c) Late Fee. To the extent permitted by law, the Borrower agrees to pay a late fee in an amount not to exceed four percent (4%) of any payment that is more than fifteen (15) days late. The imposition and payment of a late fee will not constitute a waiver of the Bank's rights with respect to the default.

3.2 Expenses.

The Borrower agrees to immediately repay the Bank for expenses that include, but are not limited to, filing, recording and search fees, appraisal fees, title report fees, and documentation fees.

3.3 Reimbursement Costs.

(a) The Borrower agrees to reimburse the Bank for all reasonable costs and expenses it incurs in the preparation, administration and enforcement of this Agreement and any agreement or instrument required by this Agreement, including costs and fees related to the due diligence performed by the Bank prior to the preparation to this Agreement. Expenses include, but are not limited to, reasonable attorneys' fees, including any allocated costs of the Bank's in-house counsel to the extent permitted by applicable law.

(b) The Borrower agrees to reimburse the Bank for the cost of periodic field examinations of the Borrower's books, records and collateral, and appraisals of the collateral, at such intervals as the Bank may reasonably require. The actions described in this paragraph may be performed by employees of the Bank or by independent appraisers.

4. COLLATERAL

4.1 Personal Property.

The personal property listed below now owned or owned in the future by the parties listed below will secure the Borrower's obligations to the Bank under this Agreement. The collateral is further defined in security agreement(s) executed by the owners of the collateral. In addition, all personal property collateral owned by the Borrower securing this Agreement will also secure all other present and future obligations of the Borrower to the Bank (excluding any consumer credit covered by the federal Truth in Lending law, unless the Borrower has otherwise agreed in writing or received written notice thereof), including any obligations arising from interest rate swap agreements with the Bank. All personal property collateral securing any other present or future obligations of the Borrower to the Bank will also secure this Agreement.

(a) Equipment and fixtures owned by the Borrower. But, Bank will agree to subordinate its lien in the fixtures to the real property commonly known as 801 and 802 Fox Lane, San Jose, California, and 1781, 1785 and 1797 Fox Drive, San Jose, California, to the provider(s) of long-term financing for the purchase of that real property.

(b) Inventory owned by the Borrower.

(c) Receivables owned by the Borrower.

(d) Securities or other investment property owned by the Borrower.

Regulation U of the Board of Governors of the Federal Reserve System places certain restrictions on loans secured by margin stock (as defined in the Regulation). The Bank and the Borrower will comply with Regulation U. If any of the collateral is margin stock, the Borrower must provide to the Bank a Form U-1 Purpose Statement.

(e) General intangibles owned by the Borrower, but excluding patents and trademarks.

5. DISBURSEMENTS, PAYMENTS AND COSTS

5.1 Disbursements and Payments.

(a) Each payment by the Borrower will be made in U.S. Dollars and immediately available funds by debit to a deposit account, as described in this Agreement or otherwise authorized by the Borrower. For payments not made by direct debit, payments will be made by mail to the address shown on the Borrower's statement or at one of the Bank's banking centers in the United States, or by such other method as may be permitted by the Bank.

(b) The Bank may honor instructions for advances or repayments given by the Borrower (if an individual), or by any one of the individuals authorized to sign loan agreements on behalf of the Borrower, or any other individual designated by any one of such authorized signers (each an "Authorized Individual").

(c) For any payment under this Agreement made by debit to a deposit account, the Borrower will maintain sufficient immediately available funds in the deposit account to cover each debit. If there are insufficient immediately available funds in the deposit account on the date the Bank enters any such debit authorized by this Agreement, the Bank may reverse the debit.

(d) Each disbursement by the Bank and each payment by the Borrower will be evidenced by records kept by the Bank. In addition, the Bank may, at its discretion, require the Borrower to sign one or more promissory notes.

(e) Prior to the date each payment of principal and interest and any fees from the Borrower becomes due (the "Due Date"), the Bank will mail to the Borrower a statement of the amounts that will be due on that Due Date (the "Billed Amount"). The calculations in the bill will be made on the assumption that no new extensions of credit or payments will be made between the date of the billing statement and the Due Date, and that there will be no changes in the applicable interest rate. If the Billed Amount differs from the actual amount due on the Due Date (the "Accrued Amount"), the discrepancy will be treated as follows:

(i) If the Billed Amount is less than the Accrued Amount, the Billed Amount for the following Due Date will be increased by the amount of the discrepancy. The Borrower will not be in default by reason of any such discrepancy.

(ii) If the Billed Amount is more than the Accrued Amount, the Billed Amount for the following Due Date will be decreased by the amount of the discrepancy.

Regardless of any such discrepancy, interest will continue to accrue based on the actual amount of principal outstanding without compounding. The Bank will not pay the Borrower interest on any overpayment.

5.2 Telephone and Telefax Authorization.

(a) The Bank may honor telephone or telefax instructions for advances or repayments or for the designation of optional interest rates and telefax requests for the issuance of letters of credit given, or purported to be given, by any one of the Authorized Individuals.

(b) Advances will be deposited in and repayments will be withdrawn from account number 11863-19219 owned by the Borrower, or such other of the Borrower's accounts with the Bank as designated in writing by the Borrower.

(c) The Borrower will indemnify and hold the Bank harmless from all liability, loss, and costs in connection with any act resulting from telephone or telefax instructions the Bank reasonably believes are made by any Authorized Individual. This paragraph will survive this Agreement's termination, and will benefit the Bank and its officers, employees, and agents.

5.3 Direct Debit.

(a) The Borrower agrees that on the Due Date the Bank will debit the Billed Amount from deposit account number 11863-19219 owned by the Borrower, or such other of the Borrower's accounts with the Bank as designated in writing by the Borrower (the "Designated Account").

5.4 Banking Days.

Unless otherwise provided in this Agreement, a banking day is a day other than a Saturday, Sunday or other day on which commercial banks are authorized to close, or are in fact closed, in the state where the Bank's lending office is located, and, if such day relates to amounts bearing interest at an offshore rate (if any), means any such day on which dealings in dollar deposits are conducted among banks in the offshore dollar interbank market. All payments and disbursements which would be due on a day which is not a banking day will be due on the next banking day. All payments received on a day which is not a banking day will be applied to the credit on the next banking day.

5.5 Interest Calculation.

Except as otherwise stated in this Agreement, all interest and fees, if any, will be computed on the basis of a 360-day year and the actual number of days elapsed. This results in more interest or a higher fee than if a 365-day year is used. Installments of principal which are not paid when due under this Agreement will continue to bear interest until paid.

5.6 Default Rate.

Upon the occurrence of any default or after maturity or after judgment has been rendered on any obligation under this Agreement, all amounts outstanding under this Agreement, including any interest, fees, or costs which are not paid when due, will at the option of the Bank bear interest at a rate which is 6.0 percentage point(s) higher than the rate of interest otherwise provided under this Agreement. This may result in compounding of interest. This will not constitute a waiver of any default.

5.7 Taxes.

If any payments to the Bank under this Agreement are made from outside the United States, the Borrower will not deduct any foreign taxes from any payments it makes to the Bank. If any such taxes are imposed on any payments made by the Borrower (including payments under this paragraph), the Borrower will pay the taxes and will also pay to the Bank, at the time interest is paid, any additional amount which the Bank specifies as necessary to preserve the after-tax yield the Bank would have received if such taxes had not been imposed. The Borrower will confirm that it has paid the taxes by giving the Bank official tax receipts (or notarized copies) within thirty (30) days after the due date.

6. CONDITIONS

Before the Bank is required to extend any credit to the Borrower under this Agreement, it must receive any documents and other items it may reasonably require, in form and content acceptable to the Bank, including any items specifically listed below.

6.1 Authorizations.

If the Borrower or any guarantor is anything other than a natural person, evidence that the execution, delivery and performance by the Borrower and/or such guarantor of this Agreement and any instrument or agreement required under this Agreement have been duly authorized.

6.2 Governing Documents.

A copy of the Borrower's organizational documents.

6.3 Security Agreements.

Signed original security agreements covering the personal property collateral which the Bank requires.

6.4 Perfection and Evidence of Priority.

Evidence that the security interests and liens in favor of the Bank are valid, enforceable, properly perfected in a manner acceptable to the Bank and prior to all others' rights and interests, except those the Bank consents to in writing. All title documents for motor vehicles which are part of the collateral must show the Bank's interest.

6.5 Payment of Fees.

Payment of all fees and other amounts due and owing to the Bank, including without limitation payment of all accrued and unpaid expenses incurred by the Bank as required by the paragraph entitled "Reimbursement Costs."

6.6 Good Standing.

Certificates of good standing for the Borrower from the State of Delaware, the State of California, and any other state in which the Borrower is required to qualify to conduct its business.

6.7 Legal Opinion.

A written opinion from the Borrower's legal counsel, covering such matters as the Bank may require. The legal counsel and the terms of the opinion must be acceptable to the Bank.

6.8 Insurance.

Evidence of insurance coverage, as required in the "Covenants" section of this Agreement.

7. REPRESENTATIONS AND WARRANTIES

When the Borrower signs this Agreement, and until the Bank is repaid in full, the Borrower makes the following representations and warranties. Each request for an extension of credit constitutes a renewal of these representations and warranties as of the date of the request:

7.1 Formation.

The Borrower is duly formed and validly existing under the laws of the State of Delaware.

7.2 Authorization.

This Agreement, and any instrument or agreement required hereunder, are within the Borrower's powers, have been duly authorized, and do not conflict with any of its organizational papers.

7.3 Enforceable Agreement.

This Agreement is a legal, valid and binding agreement of the Borrower, enforceable against the Borrower in accordance with its terms, and any instrument or agreement required hereunder, when executed and delivered, will be similarly legal, valid, binding and enforceable.

7.4 Good Standing.

In each state in which the Borrower does business, including, without limitation, the State of California, it is properly licensed, in good standing, and, where required, in compliance with fictitious name statutes.

7.5 No Conflicts.

This Agreement does not conflict with any law, agreement, or obligation by which the Borrower is bound.

7.6 Financial Information.

All financial and other information that has been or will be supplied to the Bank is sufficiently complete to give the Bank accurate knowledge of the Borrower's (and any guarantor's) financial condition, including all material contingent liabilities. Since the date of the most recent financial statement provided to the Bank, there has been no material adverse change in the business condition (financial or otherwise), operations, properties or prospects of the Borrower (or any guarantor).

7.7 Lawsuits.

There is no lawsuit, tax claim or other dispute pending or threatened against the Borrower which, if lost, would impair the Borrower's financial condition or ability to repay the loan, except as have been disclosed in writing to the Bank.

7.8 Collateral.

All collateral required in this Agreement is owned by the grantor of the security interest free of any title defects or any liens or interests of others, except those which have been approved by the Bank in writing.

7.9 Permits. Franchises.

The Borrower possesses all permits, memberships, franchises, contracts and licenses required and all trademark rights, trade name rights, patent rights, copyrights, and fictitious name rights necessary to enable it to conduct the business in which it is now engaged.

7.10 Other Obligations.

The Borrower is not in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation, except as have been disclosed in writing to the Bank.

7.11 Tax Matters.

The Borrower has no knowledge of any pending assessments or adjustments of its income tax for any year and all taxes due have been paid, except as have been disclosed in writing to the Bank.

7.12 No Event of Default.

There is no event which is, or with notice or lapse of time or both would be, a default under this Agreement.

7.13 Insurance.

The Borrower has obtained, and maintained in effect, the insurance coverage required in Article 8 of this Agreement.

8. COVENANTS

The Borrower agrees, so long as credit is available under this Agreement and until the Bank is repaid in full:

8.1 Use of Proceeds.

(a) To use the proceeds of Facility No. 1 only for general corporate purposes, including working capital, capital expenditures, the purchase of a plan/factory in Taiwan for up to $8 million, and the acquisition of real estate, if such real estate acquisition is financed by long-term permanent financing within 6 months of purchase.

(b) The proceeds of the credit extended under this Agreement may not be used directly or indirectly to purchase or carry any "margin stock" as that term is defined in Regulation U of the Board of Governors of the Federal Reserve System, or extend credit to or invest in other parties for the purpose of purchasing or carrying any such "margin stock," or to reduce or retire any indebtedness incurred for such purpose.

8.2 Financial Information.

To provide the following financial information and statements in form and content acceptable to the Bank, and such additional information as requested by the Bank from time to time. The Bank reserves the right, upon written notice to the Borrower, to require the Borrower to deliver financial information and statements to the Bank more frequently than otherwise provided below, and to use such additional information and statements to measure any applicable financial covenants in this Agreement.

(a) Within 120 days of the fiscal year end, the annual financial statements of Borrower, certified and dated by an authorized financial officer. These financial statements must be audited (with an opinion satisfactory to the Bank) by a Certified Public Accountant acceptable to the Bank. The statements shall be prepared on a consolidated basis.

(b) Within 45 days of the period's end (including the last period in each fiscal year), quarterly financial statements of Borrower, certified and dated by an authorized financial officer. These financial statements may be company-prepared. The statements shall be prepared on a consolidated and consolidating basis.

(c) Within 120 days of the end of each fiscal year and within 45 days of the end of each quarter, a compliance certificate of the Borrower substantially in the form of Exhibit A to this Agreement, signed by an authorized financial officer and setting forth (i) the information and computations (in sufficient detail) to establish compliance with all financial covenants at the end of the period covered by the financial statements then being furnished and (ii) whether there existed as of the date of such financial statements and whether there exists as of the date of the certificate, any default under this Agreement applicable to the party submitting the information and, if any such default exists, specifying the nature thereof and the action the party is taking and proposes to take with respect thereto.

(d) Promptly upon the Bank's request, such other books, records, statements, lists of property and accounts, budgets, forecasts or reports as to the Borrower, each Subsidiary and as to each guarantor (if any) of the Borrower's obligations to the Bank as the Bank may request.

8.3 Profitability.

Not to incur on a consolidated basis, a net loss before taxes and extraordinary items in any two consecutive quarterly accounting periods.

8.4 Interest Coverage Ratio.

To maintain on a consolidated basis an Interest Coverage Ratio of at least 3.0:1.0.

"Interest Coverage Ratio" means the ratio of EBITDA to interest expense.

"EBITDA" means net income, less income or plus loss from discontinued operations and extraordinary items, plus income taxes, plus interest expense, plus depreciation, depletion, and amortization. This ratio will be calculated at the end of each reporting period for which the Bank requires financial statements, using the results of the twelve-month period ending with that reporting period.

8.5 Funded Debt to EBITDA Ratio.

To maintain on a consolidated basis a ratio of Funded Debt to EBITDA not exceeding 2.0:1.0.

"Funded Debt" means all outstanding liabilities for borrowed money and other interest-bearing liabilities, including current and long term debt, less the non-current portion of Subordinated Liabilities.

"Subordinated Liabilities" means liabilities subordinated to the Borrower's obligations to the Bank in a manner acceptable to the Bank in its sole discretion.

8.6 Unencumbered Liquid Assets.

To maintain, at all times during the term of this Agreement, Unencumbered Liquid Assets held in the United States having an aggregate market value of not less than $30,000,000.

"Unencumbered Liquid Assets" means the following assets (excluding assets of any retirement plan) which (i) are not the subject of any lien, pledge, security interest or other arrangement with any creditor to have his claim satisfied out of the asset (or proceeds thereof) prior to the general creditors of the owner of the asset, and (ii) may be converted to cash within 5 days:

(a) Cash or cash equivalents held in the United States;

(b) United States Treasury or governmental agency obligations which constitute full faith and credit of the United States of America;

(c) Commercial paper rated P-1 or A1 by Moody's or S&P, respectively;

(d) Medium and long-term securities rated investment grade by one of the rating agencies described in (c) above;

(e) Eligible Stocks;

(f) Mutual funds quoted in The Wall Street Journal which invest primarily in the assets described in (a) – (e) above.

"Eligible Stocks" includes any common or preferred stock which (i) is not subject to statutory or contractual restrictions on sales, (ii) is traded on a U. S. national stock exchange, including the Global or Global Select tier of NASDAQ and (iii) has, as of the close of trading on the applicable exchange (excluding after hours trading), a per share price of at least $15.

The Borrower will provide the Bank a Form U-1 Purpose Statement, confirming that none of the proceeds of the loan will be used to buy or carry any margin stock.

8.7 Bank as Principal Depository.

To maintain the Bank or one of its affiliates as its principal depository bank, including for the maintenance of business, cash management, operating, collection, lockbox and administrative deposit accounts.

8.8 Other Debts.

Not to have outstanding or incur any direct or contingent liabilities or lease obligations (other than those to the Bank), or become liable for the liabilities of others, without the Bank's written consent. This does not prohibit:

(a) Acquiring goods, supplies, or merchandise on normal trade credit.

(b) Endorsing negotiable instruments received in the usual course of business.

(c) Obtaining surety bonds in the usual course of business.

(d) Incurring indebtedness of no more than $13,875,000 to Wells Fargo Bank, N.A. for the purpose of obtaining long-term financing of the purchase of the real property commonly known as 801 and 821 Fox Lane, San Jose, California, and 1797, 1781 and 1785 Fox Drive, San Jose, California (the "Facility Debt").

(e) Liabilities, lines of credit and leases in existence on the date of this Agreement and disclosed in writing to the Bank by the provision to Bank of complete copies of the document evidencing such liabilities and obligations.

(f) Additional debts and lease obligations for business purposes which, together with the debts permitted under subparagraph(s) (a), (b) and (c) above, do not exceed a total principal amount of $25,000,000 outstanding at any one time.

8.9 Other Liens.

Not to create, assume, or allow any security interest or lien (including judicial liens) on any real or personal property the Borrower or any Subsidiary now or later owns, except:

(a) Liens and security interests in favor of the Bank.

(b) Liens for taxes not yet due.

(c) Liens securing the Facility Debt.

(d) Additional purchase money security interests in assets acquired after the date of this Agreement, if the total principal amount of debts secured by such liens does not exceed $5,000,000 at any one time.

(e) Liens on the assets of foreign Subsidiaries, provided that the value of the assets pledged does not in the aggregate exceed 10% of the value of Borrower's consolidated assets and provided that the assets subject to such liens do not include any intellectual property.

8.10 Maintenance of Assets.

(a) Not to sell, assign, lease, transfer or otherwise dispose of any part of the Borrower's business or the Borrower's assets except in the ordinary course of the Borrower's business; provided, however, that Borrower may not sell, assign, lease, or transfer any part of the Borrower's business or the Borrower's assets to the Subsidiaries, including in the ordinary course of business, unless the Bank has consented to such transfer in writing, such consent to be given or withheld in the Bank's sole discretion. The term "Subsidiary" means any partially or wholly-owned subsidiary of Borrower and the term "Subsidiaries" means all such entities collectively.

(b) Not to sell, assign, lease, transfer or otherwise dispose of any assets for less than fair market value, or enter into any agreement to do so.

(c) Not to enter into any sale and leaseback agreement covering any of its fixed assets.

(d) To maintain and preserve all rights, privileges, and franchises the Borrower now has.

(e) To make any repairs, renewals, or replacements to keep the Borrower's properties in good working condition.

8.11 Investments.

Not to have any existing, or make any new, investments in any individual or entity, or make any capital contributions or other transfers of assets to any individual or entity, except for:

(a) Existing investments disclosed to the Bank in writing.

(b) Investments in the Borrower's wholly-owned Subsidiaries.

(c) Investments in any of the following:

  (i) certificates of deposit;

  (ii) U.S. treasury bills and other obligations of the federal government;

  (iii) readily marketable securities (including commercial paper, but excluding restricted stock and stock subject to the provisions of Rule 144 of the Securities and Exchange Commission).

8.12 Loans.

Not to make any loans, advances or other extensions of credit to any individual or entity, except for:

(a) Existing extensions of credit disclosed to the Bank in writing.

(b) Extensions of credit to the Borrower's wholly-owned Subsidiaries.

(c) Extensions of credit in the nature of accounts receivable or notes receivable arising from the sale or lease of goods or services in the ordinary course of business to non-affiliated entities.

8.13 Change in Ownership.

Not to cause, permit, or suffer any change in capital ownership such that there is a change of more than 25% in the direct or indirect capital ownership of the Borrower.

8.14 Subsidiary Concentration.

If the revenues of a Subsidiary at any time constitute 20% or more of the Borrower's consolidated revenues, or if the assets of a Subsidiary at any time constitute 20% or more of the Borrower's consolidated assets, then Borrower must:

(a) Cause that Subsidiary to execute and deliver to Bank a guaranty of the Obligations in form and substance satisfactory to Bank, and

(b) Execute a pledge agreement in form and substance to Bank that pledges to the Bank as security for the Obligations 100% of the Borrower's ownership interest in such Subsidiary, in the case of domestic Subsidiaries, and 100% of the Borrower's ownership interest in such Subsidiary up to a maximum of 65% of the issued and outstanding capital stock in such Subsidiary, in the case of foreign Subsidiaries. A "domestic Subsidiary" means any Subsidiary organized under the laws of the United States or any state or territory thereof or the District of Columbia. A "foreign Subsidiary" means any Subsidiary that is not a domestic Subsidiary.

8.15 Additional Negative Covenants.

Not to, without the Bank's written consent:

(a) Enter into any consolidation, merger, or other combination, or acquire or purchase a business or its assets, if (i) the Borrower is not the surviving entity in such transaction, (ii) the Borrower is in violation of any of its covenants in this Agreement prior to such transaction, (iii) the Borrower would violate any of its covenants in this Agreement as a result of such transaction, or (iv) the Borrower's ratio of Funded Debt to EBITDA would exceed 1.50:1.0 as a result of such transaction.

(b) Become a partner in a partnership, a member of a joint venture, or a member of a limited liability company if (i) the Borrower is in violation of any of its covenants in this Agreement prior to such transaction, (ii) the Borrower would violate any of its covenants in this Agreement as a result of such transaction, or (iii) the Borrower's ratio of Funded Debt to EBITDA would exceed 1.50:1.0 as a result of such transaction.

(c) Acquire or purchase a business or its assets if (i) the Borrower is in violation of any of its covenants in this Agreement prior to such transaction, (ii) the Borrower would violate any of its covenants in this Agreement as a result of such transaction, or (iii) the Borrower's ratio of Funded Debt to EBITDA would exceed 1.50:1.0 as a result of such transaction.

(d) Engage in any business activities substantially different from the Borrower's present business.

(e) Liquidate or dissolve the Borrower's business.

(f) Voluntarily suspend its business for more than 5 days in any 1-year period.

(g) Fail to be a reporting company under the Securities Exchange Act of 1934, as amended, or fail to have its securities traded on a stock exchange.

8.16 Notices to Bank.

To promptly notify the Bank in writing of:

(a) Any lawsuit(s), individually or in the aggregate, against the Borrower, any Subsidiary or any Obligor that have or are likely to have a material effect on the Borrower.

(b) Any substantial dispute between any governmental authority and the Borrower, any Subsidiary or any Obligor.

(c) Any event of default under this Agreement, or any event which, with notice or lapse of time or both, would constitute an event of default.

(d) Any material adverse change in the Borrower's, any Subsidiary's or any Obligor's business condition (financial or otherwise), operations, properties or prospects, or ability to repay the credit.

(e) Any change in the Borrower's, any Subsidiary's or any Obligor's name, legal structure, state of registration, place of business, or chief executive office if the Borrower or any Obligor has more than one place of business.

(f) Any actual contingent liabilities of the Borrower, any Subsidiary or any Obligor, and any such contingent liabilities which are reasonably foreseeable, where such liabilities, individually or in the aggregate, have or are likely to have a material effect on the Borrower.

For purposes of this Agreement, "Obligor" means any guarantor and any party pledging collateral to the Bank.

8.17 Insurance.

(a) General Business Insurance. To maintain insurance satisfactory to the Bank as to amount, nature and carrier covering property damage (including loss of use and occupancy) to any of the Borrower's properties, business interruption insurance, public liability insurance including coverage for contractual liability, product liability and workers' compensation, and any other insurance which is usual for the Borrower's business. Each policy must provide for at least thirty (30) days prior notice to the Bank of any cancellation thereof.

(b) Insurance Covering Collateral. To maintain all risk property damage insurance policies (including without limitation windstorm coverage, and hurricane coverage as applicable) covering the tangible property comprising the collateral. Each insurance policy must be in an amount acceptable to the Bank. The insurance must be issued by an insurance company acceptable to the Bank and must include a lender's loss payable endorsement in favor of the Bank in a form acceptable to the Bank.

(c) Evidence of Insurance. Upon the request of the Bank, to deliver to the Bank a copy of each insurance policy, or, if permitted by the Bank, a certificate of insurance listing all insurance in force.

8.18 Compliance with Laws.

To comply with the laws (including any fictitious or trade name statute), regulations, and orders of any government body with authority over the Borrower's business. The Bank will have no obligation to make any advance to the Borrower except in compliance with all applicable laws and regulations and the Borrower must fully cooperate with the Bank in complying with all such applicable laws and regulations.

8.19 ERISA Plans.

Promptly during each year, to pay and cause any Subsidiaries to pay contributions adequate to meet at least the minimum funding standards under ERISA with respect to each and every Plan; file each annual report required to be filed pursuant to ERISA in connection with each Plan for each year; and notify the Bank within ten (10) days of the occurrence of any Reportable Event that might constitute grounds for termination of any capital Plan by the Pension Benefit Guaranty Corporation or for the appointment by the appropriate United States District Court of a trustee to administer any Plan. "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time. Capitalized terms in this paragraph will have the meanings defined within ERISA.

8.20 Books and Records.

To maintain adequate books and records.

8.21 Audits.

To allow the Bank and its agents to inspect the Borrower's properties and examine, audit, and make copies of books and records at any reasonable time. If any of the Borrower's properties, books or records is in the possession of a third party, the Borrower authorizes that third party to permit the Bank or its agents to have access to perform inspections or audits and to respond to the Bank's requests for information concerning such properties, books and records.

8.22 Perfection of Liens.

To help the Bank perfect and protect its security interests and liens, and reimburse it for related costs it incurs to protect its security interests and liens.

8.23 Cooperation.

To take any action reasonably requested by the Bank to carry out the intent of this Agreement.

8.24 Post-Closing Deliverables.

To deliver to the Bank, no later than August 31, 2010, the following:

(a) A completed Bank form Environmental Questionnaire.

(b) For any personal property collateral located on real property which is subject to a mortgage or deed of trust or which is not owned by the Borrower (or the grantor of the security interest), an agreement from the owner of the real property and the holder of any such mortgage or deed of trust.

9. HAZARDOUS SUBSTANCES

9.1 Indemnity Regarding Hazardous Substances.

The Borrower will indemnify and hold harmless the Bank from any loss or liability the Bank incurs in connection with or as a result of this Agreement, which directly or indirectly arises out of the use, generation, manufacture, production, storage, release, threatened release, discharge, disposal or presence of a hazardous substance. This indemnity will apply whether the hazardous substance is on, under or about the Borrower's property or operations or property leased to the Borrower. The indemnity includes but is not limited to attorneys' fees (including the reasonable estimate of the allocated cost of in-house counsel and staff). The indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys and assigns.

9.2 Compliance Regarding Hazardous Substances.

The Borrower represents and warrants that the Borrower has complied with all current and future laws, regulations and ordinances or other requirements of any governmental authority relating to or imposing liability or standards of conduct concerning protection of health or the environment or hazardous substances.

9.3 Notices Regarding Hazardous Substances.

Until full repayment of the loans made hereunder, the Borrower will promptly notify the Bank in writing of any threatened or pending investigation of the Borrower or its operations by any governmental agency under any current or future law, regulation or ordinance pertaining to any hazardous substance.

9.4 Site Visits, Observations and Testing.

The Bank and its agents and representatives will have the right at any reasonable time, after giving reasonable notice to the Borrower, to enter and visit any locations where the collateral securing this Agreement (the "Collateral") is located for the purposes of observing the Collateral, taking and removing environmental samples, and conducting tests. The Borrower must reimburse the Bank on demand for the costs of any such environmental investigation and testing. The Bank will make reasonable efforts during any site visit, observation or testing conducted pursuant this paragraph to avoid interfering with the Borrower's or applicable Obligor's use of the Collateral. The Bank is under no duty to observe the Collateral or to conduct tests, and any such acts by the Bank will be solely for the purposes of protecting the Bank's security and preserving the Bank's rights under this Agreement. No site visit, observation or testing or any report or findings made as a result thereof ("Environmental Report") (i) will result in a waiver of any default of the Borrower; (ii) impose any liability on the Bank; or (iii) be a representation or warranty of any kind regarding the Collateral (including its condition or value or compliance with any laws) or the Environmental Report (including its accuracy or completeness). In the event the Bank has a duty or obligation under applicable laws, regulations or other requirements to disclose an Environmental Report to the Borrower or any other party, the Borrower authorizes the Bank to make such a disclosure. The Bank may also disclose an Environmental Report to any regulatory authority, and to any other parties as necessary or appropriate in the Bank's judgment. The Borrower further understands and agrees that any Environmental Report or other information regarding a site visit, observation or testing that is disclosed to the Borrower by the Bank or its agents and representatives is to be evaluated (including any reporting or other disclosure obligations of the Borrower) by the Borrower without advice or assistance from the Bank.

9.5 Definition of Hazardous Substances.

"Hazardous substances" means any substance, material or waste that is or becomes designated or regulated as "toxic," "hazardous," "pollutant," or "contaminant" or a similar designation or regulation under any current or future federal, state or local law (whether under common law, statute, regulation or otherwise) or judicial or administrative interpretation of such, including without limitation petroleum or natural gas.

9.6 Continuing Obligation.

The Borrower's obligations to the Bank under this Article, except the obligation to give notices to the Bank, will survive termination of this Agreement and repayment of the Borrower's obligations to the Bank under this Agreement.

10. DEFAULT AND REMEDIES

If any of the following events of default occurs, the Bank may do one or more of the following: declare the Borrower in default, stop making any additional credit available to the Borrower, and require the Borrower to repay its entire debt immediately and without prior notice. If an event which, with notice or the passage of time, will constitute an event of default has occurred and is continuing, the Bank has no obligation to make advances or extend additional credit under this Agreement. In addition, if any event of default occurs, the Bank will have all rights, powers and remedies available under any instruments and agreements required by or executed in connection with this Agreement, as well as all rights and remedies available at law or in equity. If an event of default occurs under the paragraph entitled "Bankruptcy," below, with respect to the Borrower, then the entire debt outstanding under this Agreement will automatically be due immediately.

10.1 Failure to Pay.

The Borrower fails to make a payment under this Agreement when due.

10.2 Other Bank Agreements.

Any default occurs under any other agreement the Borrower (or any Obligor) or any of the Borrower's related entities or affiliates has with the Bank or any affiliate of the Bank.

10.3 Cross-default.

Any default occurs under any agreement in connection with any credit the Borrower, any Subsidiary or any Obligor has obtained from anyone else, or which the Borrower, any Subsidiary or any Obligor has guaranteed, in the amount of $1,000,000 or more individually or in the aggregate.

10.4 False Information.

The Borrower or any Obligor has given the Bank false or misleading information or representations.

10.5 Bankruptcy.

The Borrower, any Obligor, or any general partner of the Borrower or of any Obligor files a bankruptcy petition, a bankruptcy petition is filed against any of the foregoing parties, or the Borrower, any Obligor, or any general partner of the Borrower or of any Obligor makes a general assignment for the benefit of creditors.

10.6 Receivers.

A receiver or similar official is appointed for a substantial portion of the Borrower's or any Obligor's business, or the business is terminated, or, if any Obligor is anything other than a natural person, such Obligor is liquidated or dissolved.

10.7 Lien Priority.

The Bank fails to have an enforceable first lien (except for any prior liens to which the Bank has consented in writing) on or security interest in any property given as security for this Agreement.

10.8 Lawsuits.

Any lawsuit or lawsuits are filed on behalf of one or more trade creditors against the Borrower or any Obligor in an aggregate amount of $2,000,000 or more in excess of any insurance coverage.

10.9 Judgments.

Any judgments or arbitration awards are entered against the Borrower or any Obligor, or the Borrower or any Obligor enters into any settlement agreements with respect to any litigation or arbitration, in an aggregate amount of $2,000,000 or more in excess of any insurance coverage.

10.10 Material Adverse Change.

A material adverse change occurs, or is reasonably likely to occur, in the Borrower's (or any Obligor's) business condition (financial or otherwise), operations, properties or prospects, or ability to repay the credit.

10.11 Government Action.

Any government authority takes action that the Bank believes materially adversely affects the Borrower's or any Obligor's financial condition or ability to repay.

10.12 Default under Related Documents.

Any default occurs under any guaranty, subordination agreement, security agreement, deed of trust, mortgage, or other document required by or delivered in connection with this Agreement or any such document is no longer in effect, or any guarantor purports to revoke or disavow the guaranty.

10.13 ERISA Plans.

Any one or more of the following events occurs with respect to a Plan of the Borrower subject to Title IV of ERISA, provided such event or events could reasonably be expected, in the judgment of the Bank, to subject the Borrower to any tax, penalty or liability (or any combination of the foregoing) which, in the aggregate, could have a material adverse effect on the financial condition of the Borrower:

(a) A reportable event occurs under Section 4043(c) of ERISA with respect to a Plan.

(b) Any Plan termination (or commencement of proceedings to terminate a Plan) or the full or partial withdrawal from a Plan by the Borrower or any ERISA Affiliate.

10.14 Other Breach Under Agreement.

A default occurs under any other term or condition of this Agreement not specifically referred to in this Article. This includes any failure or anticipated failure by the Borrower (or any other party named in Article 8) to comply with any financial covenants set forth in this Agreement, whether such failure is evidenced by financial statements delivered to the Bank or is otherwise known to the Borrower or the Bank.

11. ENFORCING THIS AGREEMENT; MISCELLANEOUS

11.1 GAAP.

Except as otherwise stated in this Agreement, all financial information provided to the Bank and all financial covenants will be made under generally accepted accounting principles, consistently applied.

11.2 Governing Law.

This Agreement is governed by and must be construed in accordance with the laws of California. To the extent that the Bank has greater rights or remedies under federal law, whether as a national bank or otherwise, this paragraph will not be deemed to deprive the Bank of such rights and remedies as may be available under federal law.

11.3 Successors and Assigns.

This Agreement is binding on the Borrower's and the Bank's successors and assignees. The Borrower agrees that it may not assign this Agreement without the Bank's prior consent. The Bank may sell participations in or assign this loan, and may exchange information about the Borrower (including, without limitation, any information regarding any hazardous substances) with actual or potential participants or assignees. If a participation is sold or the loan is assigned, the purchaser will have the right of set-off against the Borrower.

11.4 Dispute Resolution Provision.

This paragraph, including the subparagraphs below, is referred to as the "Dispute Resolution Provision." This Dispute Resolution Provision is a material inducement for the parties entering into this agreement.

(a) This Dispute Resolution Provision concerns the resolution of any controversies or claims between the parties, whether arising in contract, tort or by statute, including but not limited to controversies or claims that arise out of or relate to: (i) this agreement (including any renewals, extensions or modifications); or (ii) any document related to this agreement (collectively a "Claim"). For the purposes of this Dispute Resolution Provision only, the term "parties" will include any parent corporation, subsidiary or affiliate of the Bank involved in the servicing, management or administration of any obligation described or evidenced by this agreement.

(b) At the request of any party to this agreement, any Claim must be resolved by binding arbitration in accordance with the Federal Arbitration Act (Title 9, U.S. Code) (the "Act"). The Act will apply even though this agreement provides that it is governed by the law of a specified state.

(c) Arbitration proceedings will be determined in accordance with the Act, the then-current rules and procedures for the arbitration of financial services disputes of the American Arbitration Association or any successor thereof ("AAA"), and the terms of this Dispute Resolution Provision. In the event of any inconsistency, the terms of this Dispute Resolution Provision will control. If AAA is unwilling or unable to (i) serve as the provider of arbitration or (ii) enforce any provision of this arbitration clause, the Bank may designate another arbitration organization with similar procedures to serve as the provider of arbitration.

(d) The arbitration will be administered by AAA and conducted, unless otherwise required by law, in any U.S. state where real or tangible personal property collateral for this credit is located or if there is no such collateral, in the state specified in the governing law section of this agreement. All Claims will be determined by one arbitrator; however, if Claims exceed Five Million Dollars ($5,000,000), upon the request of any party, the Claims will be decided by three arbitrators. All arbitration hearings must commence within ninety (90) days of the demand for arbitration and close within ninety (90) days of commencement and the award of the arbitrator(s) must be issued within thirty (30) days of the close of the hearing. However, the arbitrator(s), upon a showing of good cause, may extend the commencement of the hearing for up to an additional sixty (60) days. The arbitrator(s) must provide a concise written statement of reasons for the award. The arbitration award may be submitted to any court having jurisdiction to be confirmed and have judgment entered and enforced.

(e) The arbitrator(s) will give effect to statutes of limitation in determining any Claim and may dismiss the arbitration on the basis that the Claim is barred. For purposes of the application of any statutes of limitation, the service on AAA under applicable AAA' rules of a notice of Claim is the equivalent of the filing of a lawsuit. Any dispute concerning this arbitration provision or whether a Claim is arbitrable must be determined by the arbitrator(s), except as set forth at subparagraph (j) of this Dispute Resolution Provision. The arbitrator(s) will have the power to award legal fees pursuant to the terms of this agreement.

(f) The procedure described above will not apply if the Claim, at the time of the proposed submission to arbitration, arises from or relates to an obligation to the Bank secured by real property. In this case, all of the parties to this agreement must consent to submission of the Claim to arbitration.

(g) To the extent any Claims are not arbitrated, to the extent permitted by law the Claims will be resolved in court by a judge without a jury, except any Claims which are brought in California state court will be determined by judicial reference as described below.

(h) Any Claim which is not arbitrated and which is brought in California state court will be resolved by a general reference to a referee (or a panel of referees) as provided in California Code of Civil Procedure Section 638. The referee (or presiding referee of the panel) must be a retired Judge or Justice. The referee (or panel of referees) must be selected by mutual written agreement of the parties. If the parties do not agree, the referee must be selected by the Presiding Judge of the Court (or his or her representative) as provided in California Code of Civil Procedure Section 638 and the following related sections. The referee will determine all issues, whether of fact or law, in accordance with existing California law and the California rules of evidence and civil procedure. The referee will be empowered to enter equitable as well as legal relief, provide all temporary or provisional remedies, enter equitable orders that will be binding on the parties and rule on any motion which would be authorized in a trial, including without limitation motions for summary judgment or summary adjudication. The award that results from the decision of the referee(s) will be entered as a judgment in the court that appointed the referee, in accordance with the provisions of California Code of Civil Procedure Sections 644(a) and 645. The parties reserve the right to seek appellate review of any judgment or order, including but not limited to, orders pertaining to class certification, to the same extent permitted in a court of law.

(i) This Dispute Resolution Provision does not limit the right of any party to: (i) exercise self-help remedies, such as but not limited to, setoff; (ii) initiate judicial or non-judicial foreclosure against any real or personal property collateral; (iii) exercise any judicial or power of sale rights, or (iv) act in a court of law to obtain an interim remedy, such as but not limited to, injunctive relief, writ of possession or appointment of a receiver, or additional or supplementary remedies. The filing of a court action is not intended to constitute a waiver of the right of any party, including the suing party, thereafter to require submittal of the Claim to arbitration or judicial reference.

(j) Any arbitration or court trial (whether before a judge or jury or pursuant to judicial reference) of any Claim will take place on an individual basis without resort to any form of class or representative action (the "Class Action Waiver"). The Class Action Waiver precludes any party from participating in or being represented in any class or representative action regarding a Claim. Regardless of anything else in this Dispute Resolution Provision, the validity and effect of the Class Action Waiver may be determined only by a court or referee and not by an arbitrator. The parties to this agreement acknowledge that the Class Action Waiver is material and essential to the arbitration of any disputes between the parties and is nonseverable from the agreement to arbitrate Claims. If the Class Action Waiver is limited, voided or found unenforceable, then the parties' agreement to arbitrate will be null and void with respect to such proceeding, subject to the right to appeal the limitation or invalidation of the Class Action Waiver. **The Parties acknowledge and agree that under no circumstances will a class action be arbitrated.**

(k) By agreeing to binding arbitration or judicial reference, the parties irrevocably and voluntarily waive any right they may have to a trial by jury as permitted by law in respect of any Claim. Furthermore, without intending in any way to limit this Dispute Resolution Provision, to the extent any Claim is not arbitrated or submitted to judicial reference, the parties irrevocably and voluntarily waive any right they may have to a trial by jury to the extent permitted by law in respect of such Claim. This waiver of jury trial will remain in effect even if the Class Action Waiver is limited, voided or found unenforceable. **WHETHER THE CLAIM IS DECIDED BY ARBITRATION, BY JUDICIAL REFERENCE, OR BY TRIAL BY A JUDGE, THE PARTIES AGREE AND UNDERSTAND THAT THE EFFECT OF THIS AGREEMENT IS THAT THEY ARE GIVING UP THE RIGHT TO TRIAL BY JURY TO THE EXTENT PERMITTED BY LAW.**

11.5 Severability; Waivers.

If any part of this Agreement is not enforceable, the rest of the Agreement may be enforced. The Bank retains all rights, even if it makes a loan after default. If the Bank waives a default, it may enforce a later default. Any consent or waiver under this Agreement must be in writing.

11.6 Attorneys' Fees.

The Borrower must reimburse the Bank for any reasonable costs and attorneys' fees incurred by the Bank in connection with the enforcement or preservation of any rights or remedies under this Agreement and any other documents executed in connection with this Agreement, and in connection with any amendment, waiver, "workout" or restructuring under this Agreement. In the event of a lawsuit or arbitration proceeding, the prevailing party is entitled to recover costs and reasonable attorneys' fees incurred in connection with the lawsuit or arbitration proceeding, as determined by the court or arbitrator. In the event that any case is commenced by or against the Borrower under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute, the Bank is entitled to recover costs and reasonable attorneys' fees incurred by the Bank related to the preservation, protection, or enforcement of any rights of the Bank in such a case. As used in this paragraph, "attorneys' fees" includes the allocated costs of the Bank's in-house counsel.

11.7 Set-Off.

(a) In addition to any rights and remedies of the Bank provided by law, upon the occurrence and during the continuance of any event of default under this Agreement, the Bank is authorized, at any time, to set off and apply any and all Deposits of the Borrower or any Obligor held by the Bank against any and all Obligations owing to the Bank. The set-off may be made irrespective of whether or not the Bank made demand under this Agreement or any guaranty, and although such Obligations may be contingent or unmatured or denominated in a currency different from that of the applicable Deposits.

(b) The set-off may be made without prior notice to the Borrower or any other party, any such notice being waived by the Borrower (on its own behalf and on behalf of each Obligor) to the fullest extent permitted by law. The Bank agrees promptly to notify the Borrower after any such set-off and application; provided, however, that the failure to give such notice will not affect the validity of such set-off and application.

(c) For the purposes of this paragraph, "Deposits" means any deposits (general or special, time or demand, provisional or final, individual or joint) and any instruments owned by the Borrower or any Obligor which come into the possession or custody or under the control of the Bank. "Obligations" means all obligations, now or hereafter existing, of the Borrower to the Bank under this Agreement and under any other agreement or instrument executed in connection with this Agreement, and the obligations to the Bank of any Obligor.

11.8 One Agreement.

This Agreement and any related security or other agreements required by this Agreement, collectively:

(a) represent the sum of the understandings and agreements between the Bank and the Borrower concerning this credit;

(b) replace any prior oral or written agreements between the Bank and the Borrower concerning this credit; and

(c) are intended by the Bank and the Borrower as the final, complete and exclusive statement of the terms agreed to by them.

In the event of any conflict between this Agreement and any other agreements required by this Agreement, this Agreement will prevail. Any reference in any related document to a "promissory note" or a "note" executed by the Borrower and dated as of the date of this Agreement will be deemed to refer to this Agreement, as now in effect or as hereafter amended, renewed, or restated.

11.9 Indemnification.

The Borrower will indemnify and hold the Bank harmless from any loss, liability, damages, judgments, and costs of any kind relating to or arising directly or indirectly out of (a) this Agreement or any document required hereunder, (b) any credit extended or committed by the Bank to the Borrower hereunder, and (c) any litigation or proceeding related to or arising out of this Agreement, any such document, or any such credit. This indemnity includes but is not limited to attorneys' fees (including the allocated cost of in-house counsel). This indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys, and assigns. This indemnity will survive repayment of the Borrower's obligations to the Bank. All sums due to the Bank hereunder will be obligations of the Borrower, due and payable immediately without demand.

11.10 Notices.

Unless otherwise provided in this Agreement or in another agreement between the Bank and the Borrower, all notices required under this Agreement must be personally delivered or sent by first class mail, postage prepaid, or by overnight courier, to the addresses on the signature page of this Agreement, or sent by facsimile to the fax numbers listed on the signature page, or to such other addresses as the Bank and the Borrower may specify from time to time in writing. Notices and other communications will be effective (i) if mailed, upon the earlier of receipt or five (5) days after deposit in the U.S. mail, first class, postage prepaid, (ii) if telecopied, when transmitted, or (iii) if hand-delivered, by courier or otherwise (including telegram, lettergram or mailgram), when delivered.

11.11 Headings.

Article and paragraph headings are for reference only and do not affect the interpretation or meaning of any provisions of this Agreement.

11.12 Counterparts.

This Agreement may be executed in as many counterparts as necessary or convenient, and by the different parties on separate counterparts each of which, when so executed, must be deemed an original but all such counterparts will constitute but one and the same agreement.

11.13 Borrower Information; Reporting to Credit Bureaus.

The Borrower authorizes the Bank at any time to verify or check any information given by the Borrower to the Bank, check the Borrower's credit references and obtain credit reports. The Borrower agrees that the Bank has the right at all times to disclose and report to credit rating agencies such information pertaining to the Borrower as is consistent with the Bank's policies and practices from time to time in effect.

[Balance of page is intentionally left blank.]

This Agreement is executed as of the date stated at the top of the first page.

Bank of America, N.A.	Super Micro Computer, Inc.
By /s/ Thomas R. Sullivan Name: Thomas R. Sullivan Title: Senior Vice President	By /s/ Howard Hideshima Typed Name: Howard Hideshima Title: Chief Financial Officer
Address where notices to the Bank are to be sent:	Address where notices to the Borrower are to be sent:
Bank of America, N.A. Attention: Tom Sullivan 530 Lytton Avenue Palo Alto, CA 94301-1539	Super Micro Computer, Inc. Attention: Legal Department 980 Rock Avenue San Jose, California 95131
Facsimile: (650) 798-1148	Telephone: (408) 503-8000 Facsimile: (408) 503-8033

Federal law requires Bank of America, N.A. (the "Bank") to provide the following notice. The notice is not part of the foregoing agreement or instrument and may not be altered. Please read the notice carefully.

USA PATRIOT ACT NOTICE

Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account or obtains a loan. The Bank will ask for the Borrower's legal name, address, tax ID number or social security number and other identifying information. The Bank may also ask for additional information or documentation or take other actions reasonably necessary to verify the identity of the Borrower, guarantors or other related persons.

Exhibit A

Form of Compliance Certificate

Exhibit A

COMPLIANCE CERTIFICATE

This Compliance Certificate (the "Certificate") is delivered pursuant to the Loan Agreement dated as of June 17, 2010 (together with all amendments and modifications, if any, from time to time made thereto, the "Loan Agreement"), between Super Micro Computer, Inc., a Delaware corporation ("Borrower"), and Bank of America, N.A ("Bank"). Unless otherwise defined, terms used herein (including the exhibits hereto) have the meanings provided in the Loan Agreement.

Borrower hereby certifies and warrants that:

As of ________________, __________:

Unless specifically noted below, Borrower was not in default of any of the provisions of the Loan Agreement during the period to which this Certificate relates, including but not limited to:

1. Representations and Warranties provisions.
2. Covenants provisions, such as:
   a. Financial Information, in form and substance provided for, appropriately signed and presented as agreed.
   b. Financial Covenants provided for in the agreement (e.g. Profitability, Funded Debt to EBITDA Ratio, Interest Coverage Ratio, and Unencumbered Liquid Assets).
   c. Use of proceeds provisions.
   d. Provisions for notices, including notices pertaining to defaults, lawsuits, material adverse change, contingent liabilities and governmental or regulatory actions.
   e. Insurance provisions.
   f. Subsidiary Concentration.
   g. Additional Negative Covenants provisions including asset disposition, change of ownership and engaging in substantially different business activities.
3. Provisions constituting Defaults, including but not limited to: Failure to Pay, False Information, Bankruptcy, Receivers, Government Action, Material Adverse Change and Cross-default.

Borrower was in default of the following provisions of the Loan Agreement during the period to which this Certificate relates:

[__] None.

[__]Describe:

____

IN WITNESS WHEREOF, the undersigned has executed and delivered this certificate, this ________ day of ____________, 20____.

SUPER MICRO COMPUTER, INC.

By: /s/ Howard Hideshima
Name: Howard Hideshima
Title: CFO

FUNDED DEBT TO EBITDA EXHIBIT

Period ending ___________

Funded Debt to EBITDA Ratio*

1.	Funded Debt	
A.	Outstanding liabilities for borrowed money and other interest bearing liabilities, including current and long term debt:	$ ___________
B.	Non-current portion of Subordinated Liabilities:	$ ___________
C.	Subtotal 1(C) = 1(A) MINUS1(B):	$ ___________
2.	EBITDA	
A.	Net income:	$ ___________
B.	Income from discontinued operations and extraordinary items:	$ ___________
C.	Loss from discontinued operations and extraordinary items:	$ ___________
D.	Subtotal 2(D) = 2(A) MINUS 2(B) PLUS 2(C):	$ ___________
E.	Income taxes:	$ ___________
F.	Interest expense:	$ ___________
G.	Depreciation, depletion and amortization:	$ ___________
H.	Subtotal 2(H) = 2(D) PLUS 2(E) PLUS 2(F) PLUS 2(G):	$ ___________

Funded Debt to EBIDTA ratio = Subtotal 1(C) / Subtotal 2(H) = ______:_____

Minimum required Funded Debt to EBITDA ratio: 2.0:1.0

"Subordinated Liabilities" means liabilities subordinated to the Borrower's obligations to the Bank in a manner acceptable to the Bank in its sole discretion.

---

* Calculate on a consolidated basis.

INTEREST COVERAGE RATIO EXHIBIT

Period ending ___________

Interest Coverage Ratio*	
1. EBITDA	
A. Net income:	$ __________
B. Income from discontinued operations and extraordinary items:	$ __________
C. Loss from discontinued operations and extraordinary items:	$ __________
D. Subtotal 2(D) = 2(A) MINUS 2(B) PLUS 2(C):	$ __________
E. Income taxes:	$ __________
F. Interest expense:	$ __________
G. Depreciation, depletion and amortization:	$ __________
H. Subtotal 1(H) = 1(D) PLUS 1(E) PLUS 1(F) PLUS 1(G):	$ __________
2. Interest Expense	
A. Interest expense:	$ __________

Interest Coverage Ratio (Subtotal 1(1-1) / 2(A)): ______:_____

Maximum allowed ratio: 3.0:1.0

* Calculate on a consolidated basis.

UNENCUMBERED LIQUID ASSETS EXHIBIT

Period ending __________

Unencumbered Liquid Assets	
Borrower owns the following:	
A. Cash or cash equivalents held in the United States	$__________
B. United States Treasury or governmental agency obligations which constitute full faith and credit of the United States of America	$__________
C. Commercial paper rated P-1 or A1 by Moody's or S&P, respectively	$__________
D. Medium and long-term securities rated investment grade by one of the rating agencies described in C above	$__________
E. Eligible Stocks	$__________
F. Mutual funds quoted in The Wall Street Journal which invest primarily in the assets described in A-E above	$__________
TOTAL	$__________

Minimum required amount of Unencumbered Liquid Assets: $30,000,000

"Unencumbered Liquid Assets" means the above assets (excluding assets of any retirement plan) which are held in the United States and (i) are not the subject of any lien, pledge, security interest or other arrangement with any creditor to have his claim satisfied out of the asset (or proceeds thereof) prior to the general creditors of the owner of the asset, and (ii) may be converted to cash within 5 days.

"Eligible Stocks" includes any common or preferred stock which (i) is not subject to statutory or contractual restrictions on sales, (ii) is traded on a U.S. national stock exchange, including the Global or Global Select tier of NASDAQ and (iii) has, as of the close of trading on the applicable exchange (excluding after hours trading), a per share price of at least $15.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-142404 on Form S-8 of our report dated September 7, 2010 relating to the consolidated financial statements of Super Micro Computer, Inc. and subsidiaries (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraphs relating to the significant related party transactions) and our report dated September 7, 2010 relating to the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended June 30, 2010.

/s/ Deloitte & Touche LLP

San Jose, California
September 7, 2010

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Charles Liang, certify that:

1. I have reviewed this annual report on Form 10-K of Super Micro Computer, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 7, 2010

/s/ CHARLES LIANG

Charles Liang
President, Chief Executive Officer and
Chairman of the Board
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Howard Hideshima, certify that:

1. I have reviewed this annual report on Form 10-K of Super Micro Computer, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 7, 2010

/s/ HOWARD HIDESHIMA

Howard Hideshima
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Charles Liang, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Super Micro Computer, Inc. on Form 10-K for the year ended June 30, 2010, as filed with the Securities and Exchange Commission on the date thereof, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Super Micro Computer, Inc.

Date: September 7, 2010

/s/ CHARLES LIANG

Charles Liang
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Howard Hideshima, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Super Micro Computer, Inc. on Form 10-K for the year ended June 30, 2010, as filed with the Securities and Exchange Commission on the date thereof, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Super Micro Computer, Inc.

Date: September 7, 2010

/s/ HOWARD HIDESHIMA

Howard Hideshima
Chief Financial Officer
(Principal Financial and Accounting Officer)